EXHIBIT 99.1

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD JULY 16, 2012

- and -

NOTICE OF ORIGINATING APPLICATION

- and -

MANAGEMENT INFORMATION CIRCULAR

with respect to a

PLAN OF ARRANGEMENT

involving

CE FRANKLIN LTD.

- and -

NOCL HOLDING B.V.

- and -

NOV DISTRIBUTION SERVICES ULC

These materials are important and require your immediate attention.  They require shareholders of CE Franklin Ltd. to make important decisions.  If you are in doubt as to how to make such decisions, please contact your financial, legal, tax or other professional advisors.  THE BOARD OF DIRECTORS OF CE FRANKLIN LTD. RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE ARRANGEMENT.

June 15, 2012

Contents

LETTER TO SHAREHOLDERS	i
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS	iii
NOTICE OF ORIGINATING APPLICATION	v
INFORMATION CIRCULAR	1
Introduction	1
Forward-looking Information and Statements	1
GLOSSARY OF TERMS	3
Conventions	12
SUMMARY	13
The Arrangement	13
Special Meeting and Record Date	13
The Companies	14
Background to and Reasons for the Arrangement	14
Recommendation of the CEF Board	15
Fairness Opinion	15
Vote Required to Approve the Arrangement	15
Payment of Consideration	15
Conditions to the Arrangement	15
Court Approval	16
Non-Solicitation and Right to Match	16
Termination Payment	16
Fees and Expenses	16
Support Agreements	16
Rights of Dissent	17
Certain Canadian Federal Income Tax Considerations	17
Certain United States Federal Income Tax Considerations	17
Depositary	18
Stock Exchange Delisting	18
Risk Factors	18
INFORMATION CONCERNING THE MEETING	19
Solicitation of Proxies	19
Appointment and Revocation of Proxies	19
Signature of Proxy	20
Voting of Proxies	20
Exercise of Discretion of Proxy	20
Advice to Beneficial Shareholders	20
Record Date and Voting of CEF Shares	21

Contents
(continued)

Notice to United States CEF Shareholders	21
BACKGROUND TO THE ARRANGEMENT	22
Background to the Arrangement Agreement	22
Recommendation of the CEF Board	26
Reasons for the Arrangement	26
Fairness Opinion	27
Support Agreements	28
THE ARRANGEMENT	28
Effect of the Arrangement	28
Change of Control Benefits	28
Treatment of CEF Options	29
Treatment of CEF Performance Share Units and CEF Restricted Share Units	29
Treatment of CEF Deferred Share Units	29
Vote Required to Approve the Arrangement	29
Steps of the Arrangement	29
THE ARRANGEMENT AGREEMENT	31
Representations and Warranties	31
Covenants	32
Conditions	36
Covenants Regarding Non-Solicitation	39
Termination Payment	41
Fees and Expenses	41
Guarantees by NOCL and the Guarantor	42
Termination	42
Amendments and Waivers	43
Governing Law	43
PRINCIPAL LEGAL MATTERS	43
Court Approval and Completion of the Arrangement	43
MI 61-101	44
Stock Exchange Delisting and Status as a Reporting Issuer Following the Arrangement	45
Regulatory Approval	45
Judicial Developments	46
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	46

Contents
(continued)

Holders Resident in Canada	47
Holders Not Resident in Canada	48
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	48
U.S. Holders	49
Non-U.S. Holders	50
INTERESTS OF CERTAIN PERSONS OR COMPANIES IN THE ARRANGEMENT	51
INFORMATION CONCERNING CE FRANKLIN LTD.	52
General Information Concerning CE Franklin Ltd.	52
Price Range and Trading Volume of CEF Shares	52
Previous Purchases	53
Previous Distributions	53
Ownership of Securities of CE Franklin Ltd.	54
Auditors, Registrar and Transfer Agent	55
Additional Information	55
INFORMATION CONCERNING THE PURCHASER PARTIES	55
NOCL	56
Acquisitionco	56
Guarantor	56
RISK FACTORS	56
Risks Relating to the Arrangement	56
Risks Relating to the Corporation	57
RIGHTS OF DISSENTING SHAREHOLDERS	57
PROCEDURES FOR THE SURRENDER OF SHARE CERTIFICATES AND RECEIPT OF CONSIDERATION	59
EXPENSES OF THE ARRANGEMENT	60
EXPERTS	60
APPROVAL OF THE INFORMATION CIRCULAR	60
CONSENT OF CIBC WORLD MARKETS INC.	61

APPENDIX A ARRANGEMENT RESOLUTION	A-1
APPENDIX B ARRANGEMENT AGREEMENT	B-1
APPENDIX C INTERIM ORDER	C-1
APPENDIX D FAIRNESS OPINION	D-1
APPENDIX E SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)	E-1

June 15, 2012

Dear Shareholders:

The board of directors (the "CEF Board") of CE Franklin Ltd. ("CEF" or the "Corporation") invites you to attend a special meeting (the "Meeting") of the holders (the "CEF Shareholders") of common shares in the capital of CEF ("CEF Shares") to be held at the Corporation's principal offices, 1800, 635 - 8th Avenue S.W., Calgary, Alberta on Monday, July 16, 2012 at 9:00 a.m. (Calgary time).

At the Meeting, the CEF Shareholders will be asked to approve a special resolution (the "Arrangement Resolution") approving an arrangement (the "Arrangement") involving CEF, NOV Distribution Services ULC ("Acquisitionco"), and NOCL Holding B.V. ("NOCL") whereby Acquisitionco will acquire all of the issued and outstanding CEF Shares on the terms provided for in the arrangement agreement (the "Arrangement Agreement") dated May 30, 2012, as amended and restated on June 15, 2012, among CEF, Acquisitionco, NOCL and Dreco Energy Services ULC.  Acquisitionco and NOCL are indirect subsidiaries of National Oilwell Varco, Inc.

The Arrangement provides that holders of common shares in the capital of CEF ("CEF Shareholders") will receive $12.75 in cash for each common share in the capital of CEF ("CEF Shares").  The CEF options, CEF restricted share units and CEF performance share units will vest in accordance with their terms and pursuant to the Arrangement.  The CEF options will be exercisable into CEF Shares and the holders of the resulting CEF Shares will receive $12.75 in cash for each CEF Share pursuant to the Arrangement.  The CEF restricted share units and a portion of the CEF performance share units will be settled for CEF Shares and the holders of the resulting shares will receive $12.75 in cash for each CEF Share pursuant to the Arrangement.  The holders of the remaining CEF performance share units will receive $12.75 in cash from CEF for the settlement thereof.  Holders of CEF deferred share units will receive $12.75 in cash from CEF for each deferred share unit so held.  Further details regarding the Arrangement can be found in the management information circular accompanying this letter (the "Information Circular").

The CEF Board has considered the Arrangement, has determined (with two directors abstaining due to a conflict of interest) that the Arrangement is in the best interests of CEF and fair to the CEF Shareholders, has approved the Arrangement and the Arrangement Agreement and recommends that CEF Shareholders vote FOR the Arrangement Resolution.  The CEF Board, after consulting with its financial and legal advisors, came to these determinations based on, among other things, the opinion of the Corporation's financial advisor.

The Arrangement Resolution must be approved by not less than 66⅔% of the votes cast by CEF Shareholders present or represented by proxy and entitled to vote at the Meeting.  Directors of CEF (other than the abstaining directors), senior officers of CEF and a wholly-owned subsidiary of Schlumberger Limited (collectively, the "Supporting Shareholders"), representing an aggregate of approximately 57% of the issued and outstanding CEF Shares (prior to exercise of CEF options and settlement of CEF restricted share units and CEF performance share units), have entered into voting support agreements with NOCL pursuant to which each Supporting Shareholder has agreed to vote all CEF Shares held by such Insider in favour of the Arrangement.

i

Subject to the approvals at the Meeting and the approval of the Court of Queen's Bench of Alberta, and certain other conditions described in the Information Circular, the Arrangement is currently anticipated to be completed on or about July 16, 2012.

Included with this letter is a Notice of Special Meeting and a Notice of Originating Application to the Court of Queen's Bench of Alberta.  The Information Circular contains a detailed description of the Arrangement and a copy of each of the Arrangement Agreement and the resolution to be considered and voted on at the Meeting.  We encourage you to consider carefully all of the information in the Information Circular.  If you require assistance, you should consult your financial, legal or other professional advisor.

Also included with this letter is a form of proxy for use by CEF Shareholders.  It is important that your CEF Shares be represented at the Meeting.  Whether or not you intend to attend the Meeting, you are requested to complete, sign, date and return the enclosed form of proxy.  To be valid, proxies must be signed, dated and deposited with CEF, c/o Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department, or by fax to 1-866-249-7775 (within Canada and the United States) and 1-416-263-9524 (outside of Canada and the United States) (Attention: Proxy Department), so that it is received no later than 9:00 a.m. on Thursday, July 12, 2012 or forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) prior to the commencement of any adjournment or postponement of the Meeting.

CEF Shareholders who hold their CEF Shares through a nominee such as a broker, an intermediary, a trustee or other person, or who otherwise do not hold their CEF Shares in their own name (referred to as "Beneficial Shareholders") should note that only proxies deposited by holders who appear on the records maintained by the Corporation's registrar and transfer agent as registered holders of CEF Shares will be recognized and acted upon at the Meeting.  If your CEF Shares are listed in an account statement provided to you by a broker, those CEF Shares will, in all likelihood, not be registered in your name. Beneficial Shareholders should refer to and carefully read the sections entitled "Advice to Beneficial Shareholders"  in the Information Circular.

If you require any assistance in completing your proxy, please call Computershare Trust Company of Canada at 1-800-564-6253 (within Canada and the United States) and 1-514-982-7555 (outside of Canada and the United States).  For further information, see the section "Information Concerning the Meeting" in the Information Circular.

This letter is also accompanied by a Letter of Transmittal for CEF Shareholders that is printed on blue paper. The Letter of Transmittal contains instructions on how to deliver your CEF Shares in exchange for the consideration being paid pursuant to the Arrangement.  You will not receive any consideration under the Arrangement unless and until the Arrangement is completed and you have returned the properly completed and duly signed documents, including the Letter of Transmittal, to the Corporation, c/o Computershare Investor Services Inc. at either of the locations shown on the last page of the Letter of Transmittal.  If you hold your CEF Shares through a nominee such as a broker or dealer, you should carefully follow any instructions provided to you by such nominee.

Yours very truly,

(signed) "Michael S. West"

Michael S. West
President and Chief Executive Officer

CE FRANKLIN LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that, pursuant to an interim order of the Court of Queen's Bench of Alberta granted on June 15, 2012 (the "Interim Order"), a special meeting (the "Meeting") of holders (the "CEF Shareholders") of common shares (the "CEF Shares") of CE Franklin Ltd. ("CEF") will be held at 1800, 635 - 8th Avenue S.W., Calgary, Alberta, at 9:00 a.m. (Calgary time) on July 16, 2012 for the following purposes:

1.
to consider, and, if thought advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution"), the full text of which is set forth in Appendix A to the accompanying information circular (the "Information Circular"), to approve a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) (the "ABCA"), involving CEF, the Shareholders, CEF options, CEF performance share units, CEF deferred share units and CEF restricted share units, NOCL Holding B.V. and NOV Distribution Services ULC, all as more particularly described in the Information Circular of CEF dated June 15, 2012; and

2.	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

The record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting is June 13, 2012 (the "Record Date").  Only Shareholders whose names have been entered on the register of CEF Shares on the close of business on the Record Date and holders of CEF Shares issued by CEF after the Record Date and prior to the Meeting will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a Shareholder transfers the ownership of any CEF Shares after the Record Date and the transferee of those CEF Shares establishes ownership of such CEF Shares and demands, not later than 10 days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those CEF Shares at the Meeting.

If you are a registered shareholder and are unable to attend the Meeting in person, please date, complete and sign the enclosed form of proxy and hand deliver, mail or fax it to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department, or by fax to 1-866-249-7775 (within Canada and the United States) and 1-416-263-9524 (outside of Canada and the United States) (Attention: Proxy Department).  In order to be valid and acted upon at the Meeting or any adjournment thereof, proxies must be received at the aforesaid address not later than 9:00 a.m. on July 12, 2012 or 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the commencement of any adjournment or postponement of the Meeting.  The time limit for the deposit of proxies may be waived by the Chairman of the Meeting at his discretion, without notice.

If you are a beneficial shareholder and receive these materials through your broker or another intermediary, please date, complete, sign and return the form of proxy or voting instruction form provided by your broker or other intermediary in accordance with the instructions provided therein.

Registered shareholders have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement Resolution becomes effective, to be paid the fair value of their CEF Shares in accordance with the provisions of the Interim Order and Section 191 of the ABCA.  A CEF Shareholder's right to dissent is more particularly described in the Information Circular and the text of Section 191 of the ABCA as set forth in Appendix E to the accompanying Information Circular.  A dissenting CEF Shareholder must send to CEF a written objection to the Arrangement Resolution, which written objection must be received by CEF, care of its counsel, Norton Rose Canada LLP, 3700, 400 - 3rd Avenue S.W., Calgary, Alberta, T2P 4H2, facsimile (403) 264-5973, Attention: Steven H. Leitl, by 4:30 p.m. (Calgary time) by 5:00 p.m. (Calgary time) on July 12, 2012, the second last business day immediately preceding the date of the Meeting.

Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order, may result in the loss of any right to dissent.  Persons who are beneficial owners of CEF Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered Shareholders are entitled to dissent.  Accordingly, a beneficial owner of CEF Shares desiring to exercise the right to dissent must make arrangements for the CEF Shares beneficially owned by such holder to be registered in the holder's name prior to the time the written objection to the Arrangement Resolution is required to be received by CEF or, alternatively, make arrangements for the registered CEF Shareholder to dissent on behalf of the holder.  It is strongly suggested that any CEF Shareholder wishing to dissent seek independent legal advice, as the failure to comply strictly with the provisions of the ABCA, as modified by the Interim Order, may prejudice such CEF Shareholder's right to dissent.

Dated at the City of Calgary, in the Province of Alberta, this 15th day of June, 2012.

BY ORDER OF THE BOARD OF DIRECTORS OF CE FRANKLIN LTD.

(signed) "Michael S. West"

Michael S. West
President and Chief Executive Officer

IN THE COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A.  2000, C.  B 9,
AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT

INVOLVING CE FRANKLIN LTD., THE SECURITYHOLDERS OF CE FRANKLIN LTD., NOCL
HOLDING B.V. AND NOV DISTRIBUTION SERVICES ULC

NOTICE OF ORIGINATING APPLICATION

NOTICE IS HEREBY GIVEN that an originating application (the "Application") has been filed with the Court of Queen's Bench of Alberta, Judicial Centre of Calgary (the "Court") on behalf of CE Franklin Ltd. ("CEF") with respect to a proposed arrangement (the "Arrangement") under Section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended (the "ABCA"), involving CEF, the holders of common shares in the capital of CEF and holders of options, performance share units, deferred share units and restricted share units of CEF (collectively, the "CEF Securityholders"), NOV Distribution Services ULC ("Acquisitionco") and NOCL Holding B.V. ("NOCL"), which Arrangement is described in greater detail in the information circular and proxy statement of CEF dated June 15, 2012 (the "Information Circular"), accompanying this Notice of Originating Application.

At the hearing of the Application, CEF intends to seek the following:

(a)
an order approving the Arrangement on the terms and conditions contained in the arrangement agreement dated May 30, 2012, as amended and restated on June 15, 2012 (the "Arrangement Agreement") pursuant to Section 193 of the ABCA;

(b)
a declaration that the terms and conditions of the Arrangement, and the procedures related thereto, are fair to the persons affected, including the CEF Securityholders, both from a substantive and procedural point of view;

(c)
a declaration that the Arrangement will, upon the filing of the Articles of Arrangement pursuant to the provisions of Section 193 of the ABCA, become effective in accordance with its terms and will be binding on each of CEF, the CEF Securityholders, Acquisitionco and NOCL on and after the Effective Time (as defined in the Arrangement Agreement); and

(d)	providing for such other and further orders, declarations and directions as this Honourable Court may deem just.

AND NOTICE IS FURTHER GIVEN that the said Application was directed to be heard before a Justice of the Court of Queen's Bench of Alberta, Calgary Courts Centre, 601 - 5th Street S.W. Calgary, Alberta on July 16, 2012 at 2:00 p.m. (Calgary time), or as soon thereafter as counsel may be heard. Any shareholder of CEF or any other interested party desiring to support or oppose the Application, may appear at the time of the hearing in person or by counsel for that purpose.  Any shareholder of CEF or any other interested party desiring to appear at the hearing is required to file with the Court of Queen's Bench of Alberta, Judicial Centre of Calgary, and serve upon CEF on or before noon (Calgary time) on July 11, 2012, a notice of intention to appear, including an address for service in the Province of Alberta and indicating whether such party intends to support or oppose the application or make submissions, together with a summary of the position that such party intends to advocate before the Court and any evidence or materials which are to be presented to the Court. Service on CEF is to be effected by delivery to the solicitors for CEF at the address below.  If

v

any shareholder of CEF or any other interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, or refuse to approve the Arrangement, without any further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Application will be given by CEF and that in the event the hearing of the Application is adjourned, only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by the Interim Order dated June 15, 2012, has given directions as to the calling of a meeting of the shareholders of CEF for the purpose of such holders voting upon a special resolution to approve the Arrangement and has directed that for registered shareholders the right to dissent with respect to the Arrangement under the provisions of Section 191 of the ABCA, as modified by such Order, shall be applicable.

AND NOTICE IS FURTHER GIVEN that a copy of the said Application and other documents in the proceedings will be furnished to any Shareholder or other interested party requesting the same by the under-mentioned solicitors for CEF upon written request delivered to such solicitors as follows:

Norton Rose Canada LLP
3700 Devon Tower
400 - 3rd Avenue S.W.
Calgary, AB  T2P 4H2

Attention:  Steven H. Leitl

Dated at the City of Calgary, in the Province of Alberta, this 15th day of June, 2012.

BY ORDER OF THE BOARD OF DIRECTORS OF
CE FRANKLIN LTD.

(signed) "Michael S. West"

Michael S. West
President and Chief Executive Officer

INFORMATION CIRCULAR

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of CEF for use at the Meeting and any adjournment thereof.  No Person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

The information concerning Acquisitionco, NOCL and Dreco Energy Services ULC ("Guarantor") contained in this Information Circular has been provided by Acquisitionco, NOCL and Guarantor, respectively.  Although CEF has no knowledge that would indicate that any of such information is untrue or incomplete, CEF does not assume any responsibility for the accuracy or completeness of such information or the failure by Acquisitionco, NOCL or Guarantor to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to CEF.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Schedule "1.1(a)" to the Arrangement Agreement, which is attached as Appendix B to this Information Circular.  You are urged to carefully read the full text of the Plan of Arrangement.

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under "Glossary of Terms".  Information contained in this Information Circular is given as of June 15, 2012, unless otherwise specifically stated.

This Information Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities to be issued under or in connection with the Arrangement, or the solicitation of a proxy, in any jurisdiction, to or from any person to whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction.  Neither the delivery of this Information Circular nor any distribution of the securities to be issued under or in connection with the Arrangement will, under any circumstances, create any implication or be treated as a representation that there has been no change in the information set forth herein since the date of this Information Circular.

NO CANADIAN SECURITIES REGULATORY AUTHORITY, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES REGULATORY AUTHORITY HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION CIRCULAR.

Forward-looking Information and Statements

This Information Circular, including the documents incorporated by reference herein, contains forward-looking information and statements.  All information and statements other than statements of historical fact contained in this Information Circular are forward-looking information and statements.  Shareholders can identify many of these statements by looking for words such as "believes", "expects", "intends", "projects", "plans", "anticipates", "estimates", "continues" or similar words suggesting future outcomes or an outlook.  These forward-looking statements include, but are not limited to, statements with respect to: the satisfaction of conditions in respect of the Arrangement; the timing of the Final Order and the Effective Date; and the effect, outcome, results and perceived benefits of the Arrangement.  There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur.  Forward-looking information and statements are subject to risks, uncertainties and assumptions, including those listed below and those discussed elsewhere in this Information Circular.  Although CEF believes that the expectations represented in such forward-looking information and statements are reasonable, there can be no assurance that such expectations will prove to be correct.  Some of the risks which could affect future results and could cause actual results to differ materially from those expressed in the forward-looking information and statements contained herein include: failure to satisfy the conditions to complete the Arrangement, including the receipt of the required shareholder, court, third party consents or regulatory approvals; the occurrence of any event, change or other circumstance that could give rise to the termination of the Arrangement Agreement; failure to realize the anticipated benefits of the Arrangement; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.  Readers are cautioned that the foregoing list is not exhaustive.

The forward-looking information and statements included in this Information Circular are made as of the date of this Information Circular and none of CEF, Acquisitionco, NOCL or Guarantor undertakes any obligation to publicly update such forward-looking information and statements to reflect new information, subsequent events or otherwise, except as required by Applicable Canadian Securities Laws.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular, including the Summary hereof.

"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"Acquisitionco" means NOV Distribution Services ULC, a corporation incorporated under the laws of Alberta;

"Acquisition Proposal" means, other than the Arrangement, any written or oral offer, proposal, public announcement, inquiry or request for discussions or negotiations from any Person or group of Persons "acting jointly or in concert" (within the meaning of Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids) relating to:

(a)	a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving CEF;

(b)
any direct or indirect take-over bid, issuer bid, exchange offer, treasury issuance or similar transaction, that, if consummated, would result in a Person or group of Persons "acting jointly or in concert" (within the meaning of Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids) beneficially owning 20% or more of any class of voting or equity securities or any other equity interests (including securities convertible into or exercisable or exchangeable for equity interests) of CEF; or

(c)	any direct or indirect acquisition or purchase (or other arrangement having the same economic effect as a purchase), in a single transaction or a series of related transactions, of:

(1)	any assets representing greater than 20% of CEF on a consolidated basis or assets of CEF contributing 20% or more of the annual consolidated revenue of CEF; or

(2)	20% or more of the voting or equity interests of CEF (or rights or interests thereto); or

(d)	any similar transactions or series of transactions analogous to those described in paragraphs (a), (b) and (c) of this definition involving CEF;

"Advance Ruling Certificate" means an advance ruling certificate issued by the Commissioner of Competition pursuant to section 102 of the Competition Act with respect to the transactions contemplated by the Arrangement Agreement;

"Applicable Canadian Securities Laws" means the Securities Act, together with all other applicable Canadian provincial securities laws, rules and regulations and published policies thereunder, and the rules and regulations of the TSX, as now in effect and as they may be promulgated or amended from time to time;

"Arrangement" means the arrangement pursuant to which CEF will be acquired by Acquisitionco under the provisions of section 193 of the ABCA, all on the terms and conditions set forth in the Plan of Arrangement;

"Arrangement Agreement" means the arrangement agreement dated as of May 30, 2012, as amended and restated on June 15, 2012, among CEF, Acquisitionco, NOCL and Guarantor with respect to the Arrangement (including the schedules thereto), and any amendments thereto, which is attached as Appendix B to this Information Circular;

"Arrangement Resolution" means the special shareholders' resolution to be considered at the Meeting and relating to the Arrangement, which is attached as Appendix A to this Information Circular;

"Articles of Arrangement" means the articles of arrangement of Acquisitionco and CEF in respect of the Arrangement, required by the ABCA to be sent to the Registrar after the Final Order is granted, giving effect to the Arrangement;

"ASC" means the Alberta Securities Commission;

"Beneficial Shareholder" means a CEF Shareholder who does not hold his or her CEF Shares in his or her own name;

"business day" means any day, other than a Saturday, a Sunday or a statutory holiday, in the Province of Alberta or the State of Texas;

"Canadian GAAP" means generally accepted accounting principles in use in Canada from time to time for the applicable period as contemplated by the Handbook of the Canadian Institute of Chartered Accountants, which requires the use of International Financial Reporting Standards for public entities for financial years beginning on or after January 1, 2011;

"CEF" or the "Corporation" means CE Franklin Ltd., a corporation incorporated under the ABCA;

"CEF Board" means the board of directors of CEF as the same is constituted from time to time;

"CEF DSU" means a CEF Deferred Share Unit granted pursuant to the CEF DSU Plan;

"CEF DSU Plan" means the CEF Deferred Share Unit Plan;

"CEF Optionholders" means the holders from time to time of outstanding CEF Options;

"CEF Options" means the outstanding options to purchase CEF Shares granted by CEF pursuant to the CEF Stock Option Plan;

"CEF PSU" means a CEF Performance Share Unit granted pursuant to the CEF Unit Plan;

"CEF RSU" means a CEF Restricted Share Unit granted pursuant to the CEF Unit Plan;

"CEF Shareholders" means the holders of CEF Shares;

"CEF Shares" means common shares in the capital of CEF, as currently constituted;

"CEF Stock Option Plan" means the incentive stock option plan of CEF (as amended);

"CEF Unit Plan" means the CEF Share Unit Plan;

"CEF Unitholders" means holders of CEF PSUs or CEF RSUs or both;

"CEF Units" means, collectively, CEF PSUs and CEF RSUs;

"Change in Recommendation" means the occurrence of any one of the following:

(a)	the CEF Board fails to recommend the Arrangement Agreement or the Arrangement in the manner contemplated by Section 2.2(a)(ii) of the Arrangement Agreement;

(b)
the CEF Board withdraws, amends, modifies or qualifies, in a manner adverse to NOCL, the approval or recommendation by the CEF Board of the Arrangement, or publicly proposes or publicly states its intention to do so or shall have resolved to do so prior to the Effective Date;

(c)
the CEF Board fails to publicly reconfirm its recommendation in support of the Arrangement Agreement and the Arrangement within two business days of the request of NOCL following (A) the public announcement of an Acquisition Proposal that the CEF Board has determined is not a Superior Proposal in accordance with Section 7.1 of the Arrangement Agreement, or (B) entering into of an amended agreement with NOCL pursuant to Section 7.1(f) of the Arrangement Agreement;

(d)	the CEF Board accepts, approves, endorses or recommends to CEF Shareholders, to the extent applicable, an Acquisition Proposal;

(e)	CEF enters into a written agreement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by Section 7.1(c) of the Arrangement Agreement); or

(f)	CEF shall have publicly announced the intention to do any of the foregoing;

"CIBC" means CIBC World Markets Inc.;

"Code" means the Internal Revenue Code of 1986 (United States), as amended;

"Commissioner" means the Commissioner of Competition appointed pursuant to the Competition Act or anyone authorized to exercise the powers and perform the duties of the Commissioner of Competition;

"Competition Act" means the Competition Act (Canada) and the regulations made thereunder, as promulgated or amended from time to time;

"Competition Act Approval" means the occurrence of either of the following:

(a)
the applicable waiting period under section 123 of the Competition Act shall have expired or been terminated or waived, and the Commissioner has issued a letter to the Parties indicating that she does not intend at that time to make an application under Section 92 of the Competition Act precluding completion of the Arrangement contemplated by the Arrangement Agreement and any terms and conditions attached to any such letter shall be acceptable to each of NOCL and CEF, acting reasonably; or

(b)
the Commissioner shall have issued an advance ruling certificate pursuant to Section 102 of the Competition Act in respect of the Arrangement contemplated by the Arrangement Agreement in form and substance acceptable to each of NOCL and CEF, acting reasonably;

"Competition Tribunal" means the Competition Tribunal as established by subsection 3(1) of the Competition Tribunal Act, R.S.C. 1985, c.19, as amended;

"Confidentiality Agreement" means the Confidentiality Agreement dated May 9, 2012 between NOV and CEF;

"Consideration" means $12.75 in cash for each CEF Share;

"Contract" means contracts, licences, leases, agreements, obligations, promises, undertakings, understandings, arrangements, documents, commitments, entitlements or engagements to which CEF is a party or by which it is bound or under which CEF has, or will have, any liability or contingent liability (in each case, whether written or oral, express or implied), and includes any quotations, orders, proposals or tenders which remain open for acceptance and warranties and guarantees;

"Court" means the Court of Queen's Bench of Alberta;

"Depositary" means Computershare Investor Services Inc., being the depositary appointed by the Corporation and NOCL for the purpose, amongst other things, of receiving Letters of Transmittal and exchanging certificates representing CEF Shares for cash;

"Disclosure Letter" means the disclosure letter (including the schedules thereto) dated May 30, 2012 regarding the Arrangement Agreement that was provided by CEF to NOCL prior to the execution of the Arrangement Agreement by NOCL and which was acknowledged as being received by NOCL;

"Dissent Rights" means the right of a registered CEF Shareholder to dissent to the resolution approving the Arrangement and to be paid the fair value of the securities in respect of which the CEF Shareholder dissents, all in accordance with section 191 of the ABCA, the Interim Order and Article 4 of the Plan of Arrangement;

"Dissent Procedures" means the right of registered CEF Shareholders, entitled to vote at the Meeting, to dissent from the Arrangement Resolution upon strict compliance with the provisions of Section 191 of the ABCA, the Plan of Arrangement and the Interim Order;

"Dissenting Shareholders" means the CEF Shareholders who exercise their Dissent Rights;

"EBP Trust" means the CE Franklin Ltd. Employee Benefit Plan Trust established pursuant to the EBP Trust Agreement;

"EBP Trust Agreement" means the CE Franklin Ltd. Employee Benefit Plan Trust Agreement made between CEF and the EBP Trustee on the 21st day of December, 2006, as amended, providing for, among other things, the delivery of CEF Shares to the persons entitled to receive CEF Shares under the CEF Unit Plan;

"EBP Trustee" means Computershare Trust Company of Canada in its capacity as trustee of the EBP Trust;

"Effective Date" means the date the Arrangement becomes effective under the ABCA, after all of the conditions precedent to the completion of the Arrangement as set out in the Arrangement Agreement and the Final Order have been satisfied or waived and which in no event shall occur after the Outside Date;

"Effective Time" means the time the Arrangement becomes effective on the Effective Date pursuant to the ABCA;

"Exchanges" means the TSX and the NASDAQ;

"Fairness Opinion" means the opinion of CIBC dated May 30, 2012, a copy of which is attached as Appendix D to this Information Circular;

"Final Order" means the order of the Court approving the Arrangement pursuant to subsection 193(9)(a) of the ABCA in respect of CEF, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

"Governmental Entity" means any: (a) multinational, federal, provincial, territory, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency; (b) any subdivision, agent, commission, board or authority of any of the foregoing; or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"Guarantor" means Dreco Energy Services ULC a corporation existing under the laws of Alberta and an indirect subsidiary of NOV;

"Holder" means a CEF Shareholder who, for purposes of the Tax Act, and at all relevant times, holds its CEF Shares as capital property and deals at arm's length with CEF and Acquisitionco and is not affiliated with CEF or Acquisitionco;

"Information Circular" means this management information circular and proxy statement dated June 15, 2012, together with all appendices hereto;

"Interim Order" means the interim order of the Court concerning the Arrangement under subsection 193(4) of the ABCA granted June 15, 2012, as the same may be amended, containing declarations and directions in respect of the notice to be given and the conduct of the Meeting with respect to the Arrangement as more fully set out herein;

"Law" or "Laws" means all laws, by-laws, statutes, rules, regulations, principles of law, orders, ordinances, protocols, codes, guidelines, policies, notices, directions and judgments or other requirements and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity (including any of the Exchanges) or self-regulatory authority and the term "applicable" with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities; and "Laws" includes Environmental Laws;

"Letter of Transmittal" means the letter of transmittal (printed on blue paper) pursuant to which a CEF Shareholder is required to deliver certificates representing CEF Shares to receive the Consideration in exchange for its CEF Shares;

"Matching Period" means three business days during which time NOCL shall have the opportunity to match a Superior Proposal made to CEF;

"Material Adverse Change" or "Material Adverse Effect" means, with respect to any Person, any fact or state of facts, circumstance, change, effect, occurrence or event which either individually is or in the aggregate are, or individually or in the aggregate would reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, or financial condition of such Person and its Subsidiaries, on a consolidated basis, except to the extent of any fact or state of facts, circumstance, change, effect, occurrence or event resulting from or arising in connection with: (i) any change in Canadian GAAP or applicable changes in regulatory accounting requirements; (ii) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory, or market conditions or in national or global financial or capital markets; (iii) any natural disaster; (iv) conditions affecting either the oil or gas industries as a whole or the oilfield supply and distribution industry as a whole; (v) changes in the trading price or trading volume of the CEF Shares (in and of itself, it being understood that causes underlying such change in market price or volume may be taken into account in determining whether a Material Adverse Change or Material Adverse Effect has occurred to the extent not otherwise excluded from this definition); (vi) changes in Laws (including Laws relating to Taxes) or the interpretation, application or non-application of Laws by Governmental Authorities and not specifically relating to CEF; (vii) any failure of CEF to meet any public projections, forecasts or estimates of revenues, earnings, cash flow, or EBITDA (in and of itself, it being understood that causes underlying such failure may be taken into account in determining whether a Material Adverse Change or Material Adverse Effect has occurred to the extent not otherwise excluded from this definition); (viii) the announcement or existence of the Arrangement Agreement and the transactions contemplated thereby (including any legal proceeding as a result thereof or losses or threatened losses of employees, customers, suppliers or others having relationships with CEF); (ix) any actions taken (or omitted to be taken) at the written request of other Party hereto; or (x) any action taken (or omitted to be taken) by the Person or any of its Subsidiaries that is required pursuant to the Arrangement Agreement (excluding any obligation to act in the ordinary course of business, but including any steps taken pursuant to Section 5.3(a) of the Arrangement Agreement to obtain any required regulatory approvals); provided, however, that any fact or state of facts, circumstance, change, effect, occurrence or event referred to in clauses (i), (ii), (iii), (iv) and (vi) of this definition does not have a materially disproportionate effect on the Person on a consolidated basis relative to other companies of similar size providing services similar to those provided by the Person on a consolidated basis; and references in certain sections of the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a "Material Adverse Change" or a "Material Adverse Effect" has occurred;

"Material Contract" means any Contract that is material to CEF, including any Contract that:

(a)	if terminated would materially impair the ability of CEF to carry on business in the ordinary course or would reasonably be expected to have a Material Adverse Effect on CEF;

(b)
is a Contract that contains any non-competition obligations or otherwise restricts in any material way the business of CEF or includes any exclusive dealing arrangement or any other arrangement that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit in any material respect the ability of CEF to own, operate, sell, transfer, pledge or otherwise dispose of any material assets or business;

(c)
relates to indebtedness in respect of borrowed money or relates to the direct or indirect guarantee or assumption by CEF (contingent or otherwise) of any payment or performance obligations of any other Person;

(d)	is a financial risk management Contract, such as a currency, commodity, interest or equity related hedge or a derivative Contract;

(e)	is a shareholder, joint venture, alliance or partnership agreement;

(f)	to which Schlumberger or any of its affiliates, other than CEF, is a party;

(g)
is entered into with any customer or supplier of CEF that is one of CEF's 25 largest customers or suppliers, respectively, determined by amounts billed under Contract for the 12 month period ended December 31, 2011;

(h)	relates to any leased real property; or

(i)
is an agency or other agreement which allows a third party to bind CEF, other than powers of attorney granted in the ordinary course of business in respect of matters which individually or in the aggregate are not material to CEF;

"Meeting" means the special meeting of CEF Shareholders to be held on July 16, 2012, to consider the Arrangement Resolution and related matters, and any adjournment(s) thereof;

"MI 61-101" means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions;

"NASDAQ" means the NASDAQ Stock Market;

"NOCL" means NOCL Holding B.V., a Dutch private company with limited liability, having its corporate seat in Etten-Leur, the Netherlands, and an indirect subsidiary of NOV;

"Non-Resident Dissenting Holder" means a Non-Resident Holder who exercises Dissent Rights in respect of the Arrangement;

"Non-Resident Holder" means a holder who, for the purposes of the Tax Act and any applicable income tax treaty and at all relevant times, is not, and is not deemed to be, a resident of Canada and does not, and is not deemed to, use or hold CEF Shares in or in the course of, carrying on a business in Canada and is not an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada and elsewhere;

"Non-U.S. Holder" means a beneficial owner of CEF Shares that is not a U.S. Holder;

"Notice of Meeting" means the Notice of the Special Meeting of Shareholders which accompanies this Information Circular;

"Notice of Originating Application" means the Notice of Originating Application of CEF in respect of its petition to the Court for the Final Order which accompanies this Information Circular;

"NOV" means National Oilwell Varco, Inc.;

"Offer" means a written offer to pay Dissenting Shareholders an amount considered by the directors of NOCL to be the fair value of the Dissenting Shareholders' CEF Shares;

"Option Loan" means a loan provided by Acquisitionco to CEF Optionholders in the amount required to fully exercise the CEF Options held by such CEF Optionholder;

"Outside Date" means August 30, 2012, provided that in the event that the Competition Act Approval has not been obtained by such date (or by the date that the Outside Date may be extended to from time to time), then either NOCL or CEF may elect in writing to extend the Outside Date by a specified period of not less than five business days, provided that the aggregate extensions made by the Parties shall not exceed 60 days;

"Parties" means, collectively, CEF, Acquisitionco, NOCL and Guarantor and "Party" means any one of them;

"Person" includes an individual, firm, trust, partnership, association, corporation, joint venture, trustee, executor, administrator, legal representative or government (including any Governmental Entity);

"Plan" or "Plan of Arrangement" means the plan of arrangement, substantially in the form of Schedule "1.1(a)" attached to the Arrangement Agreement, attached as Appendix B to this Information Circular, and any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement or the Plan of Arrangement or at the direction of the Court;

"Proposed Amendments" means all specific proposals to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date of this Information Circular;

"Purchaser Parties" means Acquisitionco, NOCL and Guarantor;

"Record Date" means the close of business on June 13, 2012;

"Registered Shareholder" means the Person whose name appears on the register of CEF Shares as the owner of CEF Shares;

"Registrar" means the Registrar of Corporations or the Deputy Registrar of Corporations appointed pursuant to Section 263 of the ABCA;

"Regulations" means the regulations under the Tax Act;

"Representatives" means the officers, directors, employees, financial advisors, legal counsel, accountants and other agents and representatives of a Party;

"Resident Dissenting Holder" means a Resident Holder who exercises Dissent Rights in respect of the Arrangement;

"Resident Holder" means a Holder who, for the purposes of the Tax Act and any applicable income tax treaty, is or is deemed to be a resident of Canada at all relevant times;

"Schlumberger" means Schlumberger Limited and references thereto include its indirect wholly-owned subsidiary, Wilson Distribution Holdings LLC;

"SEC" means the United States Securities and Exchange Commission;

"Securities Act" means the Securities Act (Alberta) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"Securities Authorities" means the ASC and the applicable securities commissions and other securities regulatory authorities in each of the other provinces of Canada;

"SEDAR" means the System for Electronic Document Analysis and Retrieval;

"Special Committee" means the special committee of the CEF Board, composed of the independent directors Michael Hogan, Robert McClinton, Bradley J. Thomson and Keith S. Turnbull and formed to evaluate the strategic alternatives of CEF;

"Subsidiary" has the meaning ascribed thereto in National Instrument 45-106 – Prospectus and Registration Exemptions;

"Superior Proposal" means a written, unsolicited bona fide Acquisition Proposal from a third party in respect of which the CEF Board determines in good faith: (1) that the funds or other consideration necessary to complete the Acquisition Proposal are or are reasonably likely to be available to fund completion of the Acquisition Proposal at the time and on the basis set out therein; (2) after consultation with its financial advisor(s), would or would be reasonably likely to, if consummated in accordance with its terms, result in a transaction more favourable to the CEF Shareholders from a financial point of view than the transaction contemplated by the Arrangement Agreement; (3) after consultation with its financial advisor(s) and outside counsel, is reasonably likely to be consummated at the time and on the terms proposed; and (4) after receiving the advice of outside counsel, that the taking of such action is necessary for the CEF Board to act in a manner consistent with its fiduciary duties under applicable Laws and for the purpose of this definition the references in the definition of "Acquisition Proposal" in paragraphs (b) and (c)(2) to "20% or more" shall be deemed to be references to "100%" and paragraph (c)(1) shall be deemed to read "all or substantially all of the assets of CEF";

"Support Agreements" means the agreements between NOCL, and each of the directors (other than two directors who are board appointees of Schlumberger and who hold no securities of CEF) and executive officers of CEF and the agreement among NOCL, Guarantor and Schlumberger, pursuant to which each such director, executive officer and Schlumberger has agreed to vote all CEF Shares beneficially owned or controlled by such person in favour of the Arrangement and to otherwise support the Arrangement, as provided therein;

"Tax Act" means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

"Tax Returns" means all reports, estimates, elections, designations, forms, declarations of estimated Tax, information statements and returns relating to, or required to be filed in connection with any Taxes;

"Taxes" means all taxes, duties, imposts, levies, assessments, tariffs and other charges, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed, assessed or collected by any Governmental Entity, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal, provincial and state income taxes), capital taxes, payroll and employee withholding taxes, gasoline and fuel taxes, employment insurance, social insurance taxes (including Canada Pension Plan payments), sales and use taxes, ad valorem taxes, excise taxes, customs duties, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation premiums or charges, pension assessment and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which one of the Parties or any of its Subsidiaries is required to pay, withhold or collect;

"Termination Event" means the occurrence of any of the following:

(a)	a Change in Recommendation occurs (unless NOCL is then in material breach of its obligations hereunder and such Change of Recommendation relates to such breach);

(b)
prior to the Meeting, a bona fide Acquisition Proposal is publicly announced or made to the CEF Shareholders or any Person shall have publicly announced an intention to make a bona fide Acquisition Proposal in respect of CEF  and, after such Acquisition Proposal shall have been made known, made or announced, CEF Shareholders do not approve the Arrangement, and an Acquisition Proposal is consummated or effected as applicable within nine months of the date such Acquisition Proposal is publicly announced or made; and for the purpose of this paragraph the references in the definition of "Acquisition Proposal" to "20% or more" or "greater than 20%" shall be deemed to be references to "50% or more" or "greater than 50%";

(c)	the CEF Board accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or

(d)	CEF or it Representatives shall have breached Section 7.1 of the Arrangement Agreement in any material respect;

"Termination Payment" means a fee payable, by CEF to NOCL, upon the occurrence of a Termination Event, in the amount of $7,500,000;

"Treasury Regulations" means the Treasury regulations promulgated under the Code;

"TSX" means the Toronto Stock Exchange;

"United States" or "U.S." means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

"U.S. Holder" means a beneficial owner of CEF Shares that is (i) a citizen or individual resident of the U.S. for U.S. federal income tax purposes; (ii) a corporation (or an entity classified as a corporation for U.S. federal tax purposes) created or organized in or under the Laws of the U.S. or any political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (A) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of its substantial decisions or (B) it has properly elected under applicable Treasury Regulations to continue to be treated as a U.S. person; and

"Wilson International" means Wilson International Inc., a former subsidiary of Schlumberger.

Conventions

Certain terms used herein are defined in the "Glossary of Terms".  Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars.  All financial information herein has been presented in Canadian dollars in accordance with Canadian GAAP.

SUMMARY

The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto.  Terms with initial capital letters used in this summary are defined in the "Glossary of Terms".  In this Information Circular, all dollar amounts are stated in Canadian dollars.

The Arrangement

CEF entered into the Arrangement Agreement with the Purchaser Parties on May 30, 2012.  A copy of the Arrangement Agreement is attached as Appendix B to this Information Circular. If the Plan of Arrangement, attached as Schedule "1.1(a)" to the Arrangement Agreement, is approved by the CEF Shareholders and by the Court, and all of the other conditions to the Arrangement are satisfied or waived, Acquisitionco will acquire all of the outstanding CEF Shares for $12.75 in cash for each CEF Share.

At the Effective Time, in accordance with their terms and pursuant to the Plan of Arrangement, CEF Options will vest and be exercised and Option Loans will be provided to CEF Optionholders in order to facilitate the full exercise of their CEF Options.  Upon the full exercise of the CEF Options, the CEF Optionholders will be issued CEF Shares for which they will receive $12.75 in cash (less amounts for repayment of the Option Loan and statutory employee tax withholdings) pursuant to the Arrangement.

At the Effective Time, in accordance with their terms and pursuant to the Plan of Arrangement, CEF Units will vest and in full satisfaction thereof, CEF Unitholders will have CEF Shares distributed to them from the EBP Trust on a one-for-one basis for each CEF RSU and a portion of CEF PSUs so held and such CEF PSUs and CEF RSUs shall be cancelled.  The CEF Unitholders who receive CEF Shares through such distribution, to the extent that the EBP Trust holds CEF Shares, will receive $12.75 in cash in exchange for each such CEF Share (less statutory employee tax withholdings) pursuant to the Arrangement.  CEF shall pay CEF Unitholders $12.75 in cash in full settlement of each remaining CEF PSU not otherwise settled by the distribution of a CEF Share by the EBP Trust (less statutory employee tax withholdings) and such CEF PSUs shall be cancelled.

At the Effective Time, CEF shall pay holders of CEF DSUs $12.75 in cash (less statutory employee tax withholdings) for each CEF DSU so held in full satisfaction thereof and such CEF DSUs shall be cancelled.

See "The Arrangement".

Special Meeting and Record Date

The Corporation will hold the Meeting at 1800, 635 - 8th Avenue S.W., Calgary, Alberta on July 16, 2012 at 9:00 a.m. (Calgary time). At the Meeting, the CEF Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, the Arrangement Resolution, the full text of which is set out in Appendix A to this Information Circular. See "Information Concerning the Meeting".

The CEF Board has fixed the Record Date for the Meeting as at the close of business on June 13, 2012. CEF Shareholders of record as at the Record Date are entitled to receive notice of, to attend and to vote at the Meeting, except to the extent a holder of CEF Shares transfers any of such securities after the Record Date and the transferee of those CEF Shares establishes ownership of the CEF Shares, and demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of holders of CEF Shares entitled to vote, in which case such transferee shall be entitled to vote such CEF Shares at the Meeting.  Each CEF Share entitles the holder thereof to one vote.  See "Information Concerning the Meeting".

The Companies

CEF

CEF is a leading distributor of pipe, valves, flanges, fittings, production equipment, tubular products and other general industrial supplies, primarily to the oil and gas industry in Canada through its 39 branches situated in towns and cities that serve oil and gas fields of the Western Canadian sedimentary basin.  In addition, CEF distributes similar products to the oil sands, midstream, refining, petrochemical and non-oilfield related industries such as forestry and mining.

CEF's branch operations service over 3,000 customers by providing the right materials where and when they are needed at competitive prices.  CEF, supported by its centralized distribution centre in Edmonton, Alberta, stock over 25,000 stock keeping units sourced from over 2,000 suppliers.  This infrastructure enables CEF to provide customers with the products they need on a same day or overnight basis.  CEF's centralized inventory and procurement capabilities allow it to leverage its scale to enable industry leading hub and spoke purchasing, logistics and project execution capabilities. The branches are also supported by services provided by CEF's corporate office in Calgary, Alberta including sales, marketing, product expertise, logistics, invoicing, credit and collection, and other business services.  See "Information Concerning CE Franklin Ltd.-".

Purchaser Parties

NOCL is a Dutch private company with limited liability.  NOCL is a holding company and does not carry on any active business operations other than the holding of shares of its subsidiaries. Acquisitionco is a direct wholly-owned subsidiary of NOCL.  Acquisitionco was incorporated under the ABCA solely for the purpose of completing the Arrangement and presently has no assets or liabilities other than nominal share capital held by NOCL. Guarantor is an affiliate of NOCL and Acquisitionco.  Guarantor is an Alberta unlimited liability corporation that designs, manufactures and sells rig equipment used in oil and gas drilling and production operations. Each of NOCL, Acquisitionco and Guarantor is an indirect wholly-owned subsidiary of National Oilwell Varco, Inc.  National Oilwell Varco, Inc. is a worldwide leader in the design, manufacture and sale of equipment and components used in oil and gas drilling and production operations, the provision of oilfield services, and supply chain integration services to the upstream oil and gas industry. See "Information Concerning the Purchaser Parties".

Background to and Reasons for the Arrangement

On February 7, 2012, Schlumberger filed an amendment to a statement on schedule 13D with the SEC announcing, among other things, that it intended to explore possible transactions involving its ownership of approximately 56% of the issued and outstanding CEF Shares.  In response to Schlumberger's announcement, the CEF Board established the Special Committee to actively represent the interests of CEF and minority CEF Shareholders in any proposed transactions and to review and consider any strategic alternatives involving CEF to maximize CEF Shareholder value and to protect the interests of the minority CEF Shareholders.  On April 10, 2012, NOV announced that it had entered into an agreement with Schlumberger to acquire Wilson International, a company in a similar line of business as CEF but based in the United States.  In response to that announcement, the Special Committee began to actively pursue transactions that would maximize value for all CEF Shareholders.  The Arrangement Agreement is the result of that process conducted by the Special Committee, CIBC (the Special Committee's exclusive financial advisors) and legal counsel.  This process ultimately led to the arm's length negotiation, between CEF and NOV, of the Arrangement Agreement and the resulting terms of the Arrangement.  The background to the Arrangement, including a discussion of the decision-making process, as well as the reasons of the CEF Board's recommendation of the Arrangement, are set forth in this Information Circular.  See "Background to the Arrangement".

Recommendation of the CEF Board

The CEF Board has, other than two CEF Board members who are Schlumberger appointees abstaining due to the conflict of interest, considered the Arrangement at length and has, based upon, among other things, the recommendation of the Special Committee and the opinion of its financial advisor, determined that the Arrangement is in the best interests of CEF and is fair to CEF Shareholders.  Accordingly, the CEF Board has, with two directors abstaining, unanimously approved the Arrangement and the Arrangement Agreement and recommends that CEF Shareholders vote in favour of the Arrangement Resolution.  See "Background to the Arrangement - Recommendations of the CEF Board ".

Two members of the CEF Board, Dharmesh Prasad and Donna Garbutt, abstained from voting on the matter of the Arrangement due to a conflict of interest which stems from their appointment to the CEF Board by Schlumberger which indirectly holds a majority of the outstanding CEF Shares.

Fairness Opinion

CIBC acted as exclusive financial advisor to the Special Committee with respect to the proposed transaction with NOCL and provided its verbal opinion (subsequently delivered in writing) to the CEF Board, prior to its approval to enter into the Arrangement Agreement, to the effect that, as of May 30, 2012 and subject to the assumptions, limitations and qualifications contained therein, the consideration to be received by the CEF Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to the CEF Shareholders.  See "Background to the Arrangement - Fairness Opinion" and Appendix D "Fairness Opinion".

Vote Required to Approve the Arrangement

Subject to any further order of the Court, the Interim Order provides that the Arrangement Resolution must be approved by the affirmative vote of at least 66⅔% of the votes cast thereon at the Meeting by CEF Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

Completion of the Arrangement is also conditional upon approval of the Arrangement Resolution by the affirmative vote of a simple majority of the votes cast thereon by CEF Shareholders present or represented by proxy and entitled to vote at the Meeting, after excluding CEF Shares beneficially owned or over which control or direction is exercised by such persons whose votes may not be included in determining minority approval pursuant to MI 61-101.   See "The Arrangement - Vote Required to Approve the Arrangement" and "Principal Legal Matters - MI 61-101".

Payment of Consideration

In order to receive payment for their CEF Shares, registered CEF Shareholders must properly complete and duly sign the Letter of Transmittal (printed on blue paper) and surrender their certificate or certificates representing their CEF Shares together with all other documents as may be required by the Depositary to the Depositary at either of the addresses specified in the Letter of Transmittal. If CEF Shares are held through an intermediary, CEF Shareholders should contact that intermediary for instructions and assistance in receiving payment for those CEF Shares.  See "Procedures for the Surrender of Share Certificates and Receipt of Consideration".

Conditions to the Arrangement

The Arrangement Agreement contains certain customary conditions to the completion of the Arrangement including, among other things: (i) the approval of the Arrangement by the requisite majorities of CEF Shareholders; (ii) the approval of the Court; and (iii) the receipt of all required regulatory, governmental and third party approvals and consents in respect of the Arrangement.  In addition, the Arrangement Agreement also contains certain customary conditions to the completion of the Arrangement for the sole benefit of CEF and certain additional conditions to the completion of the Arrangement for the sole benefit of Acquisitionco and NOCL.  See "The Arrangement Agreement - Conditions" in the Information Circular and the Arrangement Agreement in Appendix B.

It is a condition precedent to the completion of the Arrangement that CEF Shareholders holding no more than 10% of the CEF Shares will have exercised Dissent Rights.

Court Approval

The Arrangement requires the granting by the Court of the Final Order.  Prior to the mailing of this Information Circular, the Corporation obtained the Interim Order authorizing and directing the Corporation to call, hold and conduct the Meeting and to submit the Arrangement Resolution to the CEF Shareholders for approval.  A copy of the Interim Order is attached as Appendix C to this Information Circular.  Subject to the approval of the Arrangement Resolution by the CEF Shareholders, the hearing in respect of the Final Order is expected to take place on July 16, 2012 following the Meeting. See "Principal Legal Matters - Court Approval and Completion of the Arrangement".

Non-Solicitation and Right to Match

Pursuant to the Arrangement Agreement, CEF has agreed to immediately cease and cause to be terminated all existing discussions and negotiations (including through any Representatives on its behalf), if any, with any parties other than NOV and the Purchaser Parties conducted before the date of the Arrangement Agreement with respect to any Acquisition Proposal in respect of CEF.  Notwithstanding the foregoing, CEF is permitted to respond to any written Acquisition Proposal that did not result from a breach of the Arrangement Agreement by CEF and that the CEF Board determines, in good faith, after consultation with its financial advisors  and outside legal counsel, constitutes, or would reasonably be expected to constitute, a Superior Proposal provided CEF complies with, among other things, its obligations under the Arrangement Agreement, including providing NOCL with at least three business days advance notice of any CEF Board decision to accept, recommend, approve or enter into an agreement to implement the Superior Proposal.  In the event CEF receives a Superior Proposal, NOCL has the right, during the Matching Period, to amend the Arrangement Agreement and the Plan of Arrangement to provide CEF Shareholders with consideration which is considered financially equal or superior to that offered under the Superior Proposal.  See "The Arrangement Agreement - Covenant Regarding Non-Solicitation".

Termination Payment

The Arrangement Agreement requires that CEF pay to NOCL a fee in the amount of $7.5 million in certain circumstances, including if the Arrangement is not completed for certain reasons.

See "The Arrangement Agreement - Termination Payment".

Fees and Expenses

CEF and NOCL have agreed that they shall each be responsible for their own fees, costs and expenses incurred  in connection with the Arrangement Agreement and the completion of the Arrangement.  The Parties shall share equally any filing fees payable for or in respect of any application, notification or other filing made under the Competition Act.

See "The Arrangement Agreement - Fees and Expenses".

Support Agreements

NOCL has entered into the Support Agreements with each of the members of the CEF Board (other than the CEF Board members who are appointees of Schlumberger and who hold no securities of CEF), CEF's executive officers and Schlumberger, who collectively own approximately 57% of the outstanding CEF Shares (prior to the exercise or settlement of CEF Options and CEF Units).  Pursuant to the Support Agreements, each such director, executive officer and Schlumberger has agreed to vote such person's CEF Shares in favour of the Arrangement and to otherwise support the completion of the Arrangement in accordance with the terms of the Support Agreements.  The Support Agreements will terminate in certain circumstances, including in the event the Arrangement Agreement is terminated in accordance with its terms or in the event that the CEF Board withdraws, amends, modifies or qualifies, in a manner adverse to NOCL, its recommendation that CEF Shareholders vote in favour of the Arrangement Resolution. See "Background to the Arrangement - Support Agreements".

Rights of Dissent

Registered Shareholders entitled to vote at the Meeting have the right to dissent from the Arrangement Resolution upon strict compliance with the Dissent Procedures.  Persons who are beneficial holders of CEF Shares should be aware that only registered holders of CEF Shares are entitled to exercise Dissent Rights.  Registered CEF Shareholders who comply with the Dissent Procedures shall be entitled to be paid the fair value of the CEF Shares held by the registered CEF Shareholder in respect of which the registered CEF Shareholder dissents.  A registered CEF Shareholder may not dissent in respect of only a portion of such holder's CEF Shares but must dissent only with respect to all of the CEF Shares held by such CEF Shareholder or held on behalf of a beneficial owner and registered in the Dissenting Shareholder's name.  CEF Shareholders who have voted in favour of the Arrangement Resolution, in person or by proxy, shall not be accorded a right of dissent.  See "Rights of Dissenting Shareholders" and Appendix E to this Information Circular.

Certain Canadian Federal Income Tax Considerations

This Information Circular contains a summary of the principal Canadian federal income tax considerations applicable to certain CEF Shareholders with respect to the Arrangement and the comments below are qualified in their entirety by reference to such summary.  For a more detailed discussion of the Canadian federal income tax consequences of the Arrangement, please see the discussion under the heading "Certain Canadian Federal Income Tax Considerations".

A CEF Shareholder who disposes of CEF Shares under the Arrangement will recognize a capital gain (or a capital loss) for Canadian federal income tax purposes equal to the amount by which the aggregate Consideration received for such CEF Shares under the Arrangement exceeds (or is less than) the aggregate of the adjusted cost base to the CEF Shareholder of the CEF Shares and any reasonable costs of disposition.

CEF Shareholders who are non-residents of Canada for the purposes of the Tax Act will not be subject to tax under the Tax Act in respect of a capital gain realized upon the disposition of CEF Shares under the Arrangement unless those CEF Shares constitute "taxable Canadian property" to such CEF Shareholder at the time the CEF Shares are disposed of under the Arrangement and that capital gain is not exempt from tax under the Tax Act pursuant to an exemption contained in an applicable income tax treaty.

Certain United States Federal Income Tax Considerations

A U.S. Holder that disposes of CEF Shares under the Arrangement generally will recognize a capital gain or loss equal to the difference between (i) the amount of cash that the U.S. Holder is entitled to receive pursuant to the Arrangement, and (ii) the U.S. Holder’s adjusted tax basis in the CEF Shares disposed of in the Arrangement. A U.S. Holder that exercises dissent rights under the Arrangement and is paid cash in exchange for all of such U.S. Holder’s CEF Shares generally will recognize capital gain or loss in an amount equal to the difference, if any, between (i) the amount of cash received by such U.S. Holder in exchange for such U.S. Holder’s CEF Shares and (ii) the tax basis of such U.S. Holder in such CEF Shares surrendered. Capital gain of a non-corporate U.S. Holder derived with respect to a disposition of CEF Shares in which the U.S. Holder has a holding period exceeding one year generally will be subject to

U.S. federal income tax at favourable rates. The deductibility of capital loss is subject to limitations. U.S. Holders are urged to consult their tax advisors regarding such limitations.

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized on the disposition of CEF Shares under the Arrangement, provided that (i) the gain is not effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the U.S., and (ii) in the case of a Non-U.S. Holder that is an individual, such Non-U.S. Holder is not present in the U.S. for 183 days or more in the taxable year of the disposition.

CEF Shareholders are urged to read carefully "Certain United States Federal Income Tax Considerations", and to consult their own tax advisors as to the tax consequences applicable to them in their particular circumstances.

Depositary

Computershare Investor Services Inc. is acting as the Depositary under the Plan of Arrangement.  The Depositary is responsible for receiving deposits of CEF Shares, Letters of Transmittal and accompanying documentation pursuant to the Arrangement.  NOCL and Acquisitionco will cause the Depositary to give notices in connection with the Plan of Arrangement, if required, and to cause payment to be made for all CEF Shares acquired under the Plan of Arrangement.  It is recommended that CEF Shareholders complete and return their Letter of Transmittal to the Depositary on or before 5:00 p.m. (Calgary time) on the last business day immediately prior to the date of the Meeting, or if the Meeting is adjourned, such time on the business day immediately prior to the date of such adjourned Meeting.  CEF Shares must be deposited with all other required documents on or before the day that is three years less one day from the Effective Date.  All certificate(s) representing CEF Shares deposited with the Depositary may be withdrawn at or prior to the Meeting.  See "Procedures for the Surrender of Share Certificates and Receipt of Consideration".

Stock Exchange Delisting

Following the Arrangement, Acquisitionco will own all of the outstanding CEF Shares.  The Corporation expects that the CEF Shares will be delisted from the Exchanges following the completion of the Arrangement. See "Principal Legal Matters - Stock Exchange Delisting and Status as a Reporting Issuer Following the Arrangement".

Risk Factors

The failure to complete the Arrangement could negatively impact the price of the CEF Shares, as well as the Corporation's future business and operations. See "Risk Factors".

INFORMATION CONCERNING THE MEETING

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of CEF to be used at the Meeting.  Solicitations of proxies will be by mail.  All costs of the solicitation for the Meeting will be borne by CEF.

As a CEF Shareholder, you are cordially invited to be present at the Meeting.  To ensure that you will be represented at the Meeting in the event that you are unable to attend personally, you are requested to date, complete and sign the form of proxy enclosed herewith and return the same via hand delivery, mail or fax to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department, or by fax to 1-866-249-7775 (within Canada and the United States) and 1-416-263-9524 (outside of Canada and the United States) (Attention: Proxy Department).  If you are an unregistered holder of CEF Shares (otherwise known as a Beneficial Shareholder) and receive these materials through your broker or another intermediary, please date, complete, sign and return the form of proxy or voting instruction form provided by such broker or other intermediary in accordance with the instructions provided therein.

Appointment and Revocation of Proxies

Accompanying this Information Circular is a form of proxy for use at the Meeting.

The individuals named in the enclosed form of proxy are directors and/or officers of CEF.  A CEF Shareholder desiring to appoint some other Person (who need not be a CEF Shareholder) to represent such CEF Shareholder at the Meeting may do so, either by inserting such Person's name in the blank space provided in the form of proxy or by completing another form of proxy.  Such CEF Shareholder should notify the nominee of the appointment, obtain the nominee's consent to act as proxy and instruct the nominee on how the CEF Shares are to be voted.  In any case, the form of proxy should be dated and executed by the CEF Shareholder or his/her attorney authorized in writing, or if the CEF Shareholder is a corporation, under its corporate seal, or by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment thereof unless the dated, completed and signed form of proxy is hand delivered, mailed or faxed to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department, or by fax to 1-866-249-7775 (within Canada and the United States) and 1-416-263-9524 (outside of Canada and the United States) (Attention: Proxy Department), and such proxy is received not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the time of the Meeting or any adjournment thereof.  Failure to so deposit a form of proxy shall result in its invalidation.

Proxies given by CEF Shareholders for use at the Meeting may be revoked before the proxy is exercised.  In addition to revocation in any other manner permitted by law, a CEF Shareholder who has given a proxy may revoke it with an instrument in writing executed by the CEF Shareholder, or the CEF Shareholder's attorney authorized in writing or, if the CEF Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either at the registered office of CEF at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting prior to the commencement of the Meeting or any adjournment thereof.  A CEF Shareholder who has given a proxy may attend the Meeting in person (or where the CEF Shareholder is a corporation, its authorized representative may attend), revoke the proxy (by indicating such intention to the Chairman before the proxy is exercised) and vote in person (or abstain from voting).

Signature of Proxy

The form of proxy must be executed by the CEF Shareholder or his attorney authorized in writing, or if the CEF Shareholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated.  A proxy signed by a Person acting as an authorized officer or attorney or in some other representative capacity should reflect such Person's capacity following his signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with CEF).

Voting of Proxies

The Persons named in the accompanying form of proxy will vote the CEF Shares in respect of which they are appointed in accordance with the direction of the CEF Shareholder appointing them.  In the absence of such direction, such CEF Shares will be voted FOR the approval of the Arrangement Resolution.

Exercise of Discretion of Proxy

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and this Information Circular and with respect to other matters that may properly come before the Meeting.  At the date of this Information Circular, management of CEF is not aware of amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to many CEF Shareholders, as a substantial number do not own CEF Shares in their own name.  CEF Shareholders who do not hold their CEF Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by CEF Shareholders whose names appear on the records of CEF as the Registered Shareholders can be recognized and acted upon at the Meeting.  If CEF Shares are listed in an account statement provided to a CEF Shareholder by a broker, then in almost all cases those CEF Shares will not be registered in the CEF Shareholder's name on the records of CEF.  Such CEF Shares will more likely be registered under the name of a broker or an agent of that broker.  In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., a wholly-owned subsidiary of The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms).  CEF Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their CEF Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their CEF Shares are voted at the Meeting.

The Corporation has retained its transfer agent and Broadridge Financial Solutions, Inc. ("Broadridge")  to forward the meeting materials to Beneficial Shareholders who have not waived the right to receive meeting materials. The transfer agent and Broadridge will provide such Beneficial Shareholders with a voting instruction form, which must be completed and signed by the Beneficial Shareholder in accordance with the directions on the voting instruction form (which the Corporation understands will permit the completion of the voting instruction form by telephone, facsimile, Internet vote, email or regular mail).

The purpose of these procedures is to permit Beneficial Shareholders to direct the voting of the CEF Shares they beneficially own.  Should a Beneficial Shareholder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Beneficial Shareholder), the Beneficial Shareholder should advise the transfer agent or Broadridge in accordance with the instructions set out on the voting instruction form.

Beneficial Shareholders should carefully follow the instructions of their broker or other intermediary, or the transfer agent or Broadridge, including any instructions as to the time within which Beneficial Shareholders will be required to return voting instruction forms to their broker or other intermediary, or the transfer agent or Broadridge as applicable.

A Beneficial Shareholder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to a broker or other intermediary, or the transfer agent or Broadridge, as applicable, at any time by written notice to the broker or other intermediary, except that a broker or other intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive meeting materials and to vote that is not received by the broker or other intermediary at least seven days prior to the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting CEF Shares registered in the name of a broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the Registered Shareholder and vote the CEF Shares in that capacity.  Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their CEF Shares as proxyholder for the Registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Record Date and Voting of CEF Shares

The CEF Board has fixed the Record Date for the Meeting as at the close of business on June 13, 2012. CEF Shareholders of record as at the Record Date are entitled to receive notice of, to attend and to vote at the Meeting, except to the extent a holder of CEF Shares transfers any of such securities after the Record Date and the transferee of those CEF Shares establishes ownership of the CEF Shares, and demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of holders of CEF Shares entitled to vote, in which case such transferee shall be entitled to vote such CEF Shares at the Meeting.  Each CEF Share entitles the holder thereof to one vote.

Notice to United States CEF Shareholders

This solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the "1934 Act").  Accordingly, the solicitation and transactions contemplated in this Information Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Information Circular, including the appendices attached thereto, have been prepared in accordance with disclosure requirements applicable in Canada.  CEF Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act of 1933, as amended, and proxy statements under the Act.

This Information Circular does not address any tax considerations of the Arrangement other than certain Canadian and United States federal income tax considerations.  See "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations".  CEF Shareholders are advised to consult with their own tax advisors to determine the particular tax consequences to them.

Certain of the financial information included herein has been prepared in accordance with Canadian generally accepted accounting principles and auditing standards, which differ from United States generally accepted accounting principles in certain material respects, and thus may not be comparable to financial information and statements of United States companies.

Enforcement by the CEF Shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that CEF is incorporated or organized under the laws of a jurisdiction other than the United States, that all of its officers and directors are residents of countries other than the United States, that some or all of the experts named in this Information Circular are residents of countries other than the United States and that all or a substantial portion of the assets of CEF and such persons are located outside the United States.  As a result, it may be difficult or impossible for CEF Shareholders in the United States to effect service of process within the United States upon CEF and its directors and officers, or to realize, against them, upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States. In addition, CEF Shareholders in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States.

BACKGROUND TO THE ARRANGEMENT

Background to the Arrangement Agreement

On February 7, 2012, Schlumberger filed an amendment to a statement on schedule 13D with the United States Securities and Exchange Commission announcing, among other things, that it intended to explore possible transactions involving its ownership of approximately 56% of the issued and outstanding CEF Shares.

In response to Schlumberger's announcement, the CEF Board established the Special Committee composed of the independent directors of the CEF Board, Michael Hogan, Robert McClinton, Bradley J. Thomson and Keith S. Turnbull. Mr. McClinton and Mr. Thomson were appointed Co-Chairmen of the Special Committee. Upon the establishment of the Special Committee, a mandate for the Special Committee was approved, which was, among other things, to review and consider any transaction by Schlumberger involving its CEF Shares and consider alternative transactions.

To assist it in fulfilling its mandate, the Special Committee requested several potential financial advisors to provide presentations to the Special Committee throughout February 2012. In addition, the Special Committee determined that it would be appropriate to appoint independent legal counsel to advise the Special Committee and engaged Burnet, Duckworth & Palmer LLP to act in that capacity. After receiving a presentation from the Special Committee's independent legal counsel on the discharge of its fiduciary duties in considering potential strategic alternatives and various securities laws considerations with respect to any potential transaction involving the CEF Shares held by Schlumberger, the Special Committee broadened its mandate to specifically include consideration of any transaction involving the Corporation or the CEF Shares and strategic alternatives involving the Corporation aimed at maximizing shareholder value and to protect the interests of minority CEF Shareholders. The amendments to the mandate were subsequently approved by the CEF Board. After considering the presentations of the financial advisors, the Special Committee retained the services of CIBC to act as financial advisor to the Special Committee in late February 2012.

Throughout March and early April members of the Special Committee and CIBC reached out to Schlumberger and its financial advisor to understand Schlumberger's intention with respect to its interest in CEF and the types of transactions that might be contemplated. In addition members of the Special Committee met regularly with CIBC, legal counsel and management of the Corporation to review, discuss and evaluate, among other things, (i) information concerning the business, operations, assets, financial condition, operating results and prospects of CEF; (ii) updates regarding their understanding of Schlumberger's intentions; (iii) alternatives available to CEF, in light of Schlumberger's announced intention to explore possible transactions involving its interest in CEF; (iv) financial analysis prepared by CIBC with respect to various alternatives available to CEF; (v) the expected advantages and disadvantages of the various alternatives considered for CEF and its stakeholders, including the minority CEF Shareholders; (vi) analysis prepared by CIBC and management of CEF on parties that may be willing to pursue some type of transaction with CEF and the ability of such parties to complete a transaction; and (vii) various actions that might be taken by CEF to protect the interests of the minority CEF Shareholders, including the possible implementation of a shareholders' rights plan. Throughout these meetings, members of the Special Committee raised questions and there were discussions of the assumptions and financial analysis prepared by CIBC and management and the various financial analyses and reports were refined.

As a result of the discussions between CIBC and Schlumberger's financial advisor, the Special Committee believed that CEF Shares held by Schlumberger potentially could be sold with, or independent of, Wilson International, an indirect wholly-owned subsidiary of Schlumberger in a similar line of business as CEF but based in the United States. Although the Special Committee continued to consider various alternative transactions, given Schlumberger's stated intentions regarding its CEF Shares, and upon receiving the advice of CIBC and legal counsel, the Special Committee determined that the transaction that would likely maximize value for all CEF Shareholders, including Schlumberger and the minority CEF Shareholders, would be a sale of all of the CEF Shares to a third party in a transaction supported by CEF and where all CEF Shareholders were treated equally. In addition, the Special Committee determined that to the extent that Schlumberger sold its CEF Shares to a third party (either together with the sale of Wilson International or in a separate transaction) and such third party did not make a concurrent offer for all of the outstanding CEF Shares, it might be detrimental to both CEF and the minority CEF Shareholders.

Members of the Special Committee and CIBC contacted Schlumberger and its financial advisor to inform them of CEF's willingness to assist Schlumberger and its financial advisor in order to ensure a transaction involving Schlumberger's CEF Shares would be in the best interests of CEF and the minority CEF Shareholders. On March 15, 2012, the Special Committee sent a letter to Schlumberger formally indicating its desire to assist Schlumberger in any efforts to sell Wilson International and Schlumberger's CEF Shares, provided the interests of CEF, Schlumberger and the minority CEF Shareholders were aligned in such efforts.

To ensure that the CEF Board was in a position to respond quickly to any potential transaction involving the CEF Shares that Schlumberger or any other party might propose, the Special Committee instructed CIBC and management to continue preparing for the potential marketing of CEF to parties who may be willing to pursue a potential business combination or other sale transaction with CEF. In anticipation of such a process, CIBC and management put together a list of potential strategic and financial buyers who might be willing to transact with CEF, began preparing marketing materials and continued to refine and finalize the CEF financial forecast. Beginning in mid-April 2012, management was introduced to several parties identified as potentially interested in pursuing a transaction with CEF and presented non-confidential information about CEF to help raise the awareness of CEF with such parties so such parties would be able to respond more quickly to any process that might be undertaken.

On April 10, 2012, NOV announced that it had entered into an agreement with Schlumberger to acquire Wilson International. Subsequently, the Special Committee received confirmation through communication with CIBC, Schlumberger and Schlumberger's financial advisor that Schlumberger's CEF Shares were not being sold to NOV as part of the sale of Wilson International to NOV. The Special Committee, management of CEF, CIBC and legal counsel met on April 10, 11 and 12, 2012 to discuss CEF's possible responses to the NOV announcement and the next steps to be taken by CEF in light of the NOV announcement. The Special Committee determined that it was appropriate to formally commence a strategic review process and to be in a position to implement a shareholders' rights plan to help achieve a result in the best interests of CEF, maximize value for all CEF Shareholders and to provide the CEF Board sufficient time to consider any proposal for control of CEF.

On April 16, 2012, the CEF Board met and, upon receiving the recommendation of the Special Committee, approved the commencement of a strategic review process and delegated the authority of approval of a shareholders' rights plan to a committee of the CEF Board comprised of the members of the Special Committee and Michael West, President, Chief Executive Officer and a director of CEF.

In addition, on April 16, 2012, the Special Committee received a letter from NOV expressing its interest in acquiring all of the issued and outstanding shares of CEF for cash. The proposal was non-binding, requested an exclusivity period and was subject to numerous conditions, including confirmatory due diligence and the negotiation of a definitive arrangement agreement and related documentation. On April 18, 2012, the Special Committee met to, among other things, discuss the proposal from NOV. At this time, CIBC provided advice to the Special Committee and the CEF Board regarding the financial terms of NOV's proposal. After a thorough discussion between members of the Special Committee, members of management of CEF, CIBC and legal counsel, the Special Committee determined that the proposal made by NOV did not merit the granting of exclusivity to NOV and discussions with other counterparties should not be precluded without conducting a market check to determine whether a higher price for CEF Share may be achieved.

In addition, on April 18, 2012 the committee which had been delegated the approval of the shareholders' rights plan formally approved such plan and such plan was implemented.

Following the meeting on April 18, 2012 and upon the direction of the Special Committee, representatives of CIBC entered into discussions with representatives of NOV and, upon NOV signing a limited confidentiality agreement, provided NOV with certain financial information. NOV further indicated to CIBC that it would participate in a competitive sale process conducted by CEF.

In addition, in further discussions between members of the Special Committee and representatives of Schlumberger and CIBC and Schlumberger's financial advisors, Schlumberger expressed its continuing interest in exploring a transaction involving the sale of its CEF Shares that provided for appropriate value, expedited execution and transaction certainty.

Given Schlumberger's stated interest in exploring a transaction involving the sale of its CEF Shares that provided for appropriate value, expedited execution and transaction certainty, the NOV proposal and the risk that Schlumberger might pursue a transaction with an interested party (including NOV) to sell its CEF Shares without the involvement of CEF or the minority CEF Shareholders, which would not necessarily maximize value for the minority CEF Shareholders or be in the best interest of CEF, the Special Committee, after receiving the advice of CIBC and legal counsel, determined that CEF should conduct a strategic market check on an expedited basis as a follow on to the pre-marketing road show presentations. As a result, management of CEF and CIBC identified potential parties, including strategic and financial buyers, who would be the most likely candidates with the financial capability to pay and the ability to complete a transaction in a timely manner.

On April 26, 2012, CIBC, on behalf of CEF began approaching the identified potential parties and CEF entered into confidentiality agreements with certain interested parties, including NOV. Those interested parties who signed confidentiality agreements were provided confidential information about CEF and received access to management of CEF, if requested. All parties, if interested, were invited to submit their initial proposals by May 11, 2012. As a result, several parties, including NOV, submitted proposals to acquire all of the outstanding CEF Shares. The Special Committee met on May 14, 2012 to receive a report from CIBC on the process conducted, the parties who had participated and the proposals received and to consider the proposals received. After a thorough discussion of the proposals received and other strategic alternatives considered, including maintaining the status quo, and the effect each of the various alternatives considered would have on the various stakeholders of CEF, including the minority CEF Shareholders and the employees of CEF, the Special Committee elected to proceed with the NOV proposal and enter into an exclusivity agreement with NOV to provide time to negotiate the Arrangement Agreement as NOV's proposal represented the highest consideration per CEF Share of the proposals received.

On May 14, 2012, CEF and NOV signed an exclusivity agreement which provided an exclusivity period to allow CEF and NOV to negotiate the Arrangement Agreement based on a cash price per CEF Share of $12.75 and for NOV to complete its due diligence on CEF. Over the period from May 14, 2012 to May 22, 2012, the terms of the Arrangement Agreement and other transaction documents were negotiated. On May 18, 2012, the Special Committee met with legal counsel and was provided with a summary of applicable considerations relating to the discharge of their fiduciary duties and a summary of material terms of the proposed draft of the Arrangement Agreement and other transaction documents.

On May 22, 2012, Special Committee and CEF Board meetings were held to consider approving the Arrangement Agreement and the other transaction documents; however, as there were still issues outstanding, after receiving an update on the negotiations, both meetings were adjourned. Between May 22, 2012 and May 30, 2012, the parties continued to negotiate the terms of the Arrangement Agreement and the other transaction documents. In addition, during this period, the Special Committee met frequently to receive reports from CIBC, legal counsel and management of the Corporation on the status of negotiation and the principal issues outstanding on the draft Arrangement Agreement and the other transaction documents.

On the afternoon of May 30, 2012, the Special Committee met with members of management of CEF, CIBC and legal counsel to consider the Arrangement Agreement and other transaction documents and receive a presentation from CIBC.  Representatives of CIBC summarized their financial analysis of the proposed transaction and the process undertaken by CEF. In addition, CIBC delivered to the Special Committee its verbal Fairness Opinion, subsequently confirmed by delivery of the written Fairness Opinion dated May 30, 2012, to the effect that, as of the date thereof, based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by the CEF Shareholders pursuant to the Arrangement Agreement is fair from a financial point of view to the CEF Shareholders.  During the presentation, the Special Committee members were provided an opportunity to question representatives of CIBC confirming or clarifying their understanding of the opinion of and the financial analysis performed by CIBC. Legal counsel to CEF summarized the principal terms of the Arrangement Agreement and related transaction documents and the Special Committee members were provided an opportunity to question counsel and CEF management on the terms of the Arrangement Agreement and related transaction documents. There was also a discussion of the fiduciary duties of the CEF Board in considering the Arrangement Agreement in light of the process conducted and on the alternative courses of action available. Following discussions, the Special Committee determined to recommend to the CEF Board that it approve the Arrangement and the Arrangement Agreement and recommend that CEF Shareholders vote in favour of the Arrangement.

Following the meeting of the Special Committee, the CEF Board met with management of CEF, CIBC and legal counsel, and reviewed the proposed terms of the Arrangement Agreement and other transaction documents. At the CEF Board meeting, CIBC and legal counsel provided similar reports as had been previously provided to the Special Committee, including CIBC providing the verbal Fairness Opinion to the CEF Board. The CEF Board also received legal advice from CEF's legal counsel and fully considered its duties and responsibilities, including the impact of the proposed transaction on the CEF Shareholders and other stakeholders. The CEF Board also reviewed the report of the Special Committee outlining the process conducted by the Special Committee and its advisors including the alternative courses of action considered and concluding, based on the Fairness Opinion and other considerations, that the proposed Arrangement is fair, from a financial point of view, to CEF Shareholders and recommending that the CEF Board approve the Arrangement and the Arrangement Agreement and issue a recommendation to the CEF Shareholders that they vote in favour of the Arrangement. During the meeting, the CEF Board members were provided an opportunity to question CIBC, management of CEF, members of the Special Committee and legal counsel on the various matters discussed and presented at the meeting. Following these deliberations, the CEF Board unanimously (with the Schlumberger representatives on the CEF Board abstaining due to the conflict of interest) determined that the Arrangement is in the best interests of CEF and is fair to CEF Shareholders. The CEF Board also unanimously (with the Schlumberger representatives on the CEF Board abstaining due to the conflict of interest) resolved to approve the Arrangement and the Arrangement Agreement and to unanimously (with the Schlumberger representatives on the CEF Board abstaining due to the conflict of interest) recommend to CEF Shareholders that they vote in favour of the Arrangement.

Following the meeting of the CEF Board, CEF, Acquisitionco, NOCL and Guarantor entered into the Arrangement Agreement, each of the members of the CEF Board (other than the Schlumberger representatives on the CEF Board who do not hold any securities of CEF), CEF's executive officers and Schlumberger executed a CEF Support Agreement, and a news release announcing the Arrangement was issued.

On June 15, 2012, the CEF Board approved this Information Circular and the amended and restated Arrangement Agreement, which contains certain minimal changes to the Plan of Arrangement.

Recommendation of the CEF Board

Two members of the CEF Board, Dharmesh Prasad and Donna Garbutt, abstained from voting on the matter of the Arrangement due to a conflict of interest which stems from their appointment to the CEF Board by Schlumberger which indirectly holds a majority of the outstanding CEF Shares.

The CEF Board (other than two CEF Board members who are Schlumberger representatives abstaining due to the conflict of interest) has unanimously determined that the Arrangement is in the best interests of CEF and is fair to CEF Shareholders.  Accordingly, the CEF Board has (other than the abstaining directors) unanimously approved the Arrangement and the Arrangement Agreement and recommends that the CEF Shareholders vote in favour of the Arrangement Resolution.

Reasons for the Arrangement

In arriving at its conclusion to unanimously (other than abstaining directors) recommend the Arrangement to CEF Shareholders, upon the recommendation of the Special Committee and after receiving advice from its financial and legal advisors, the CEF Board carefully reviewed and considered all aspects of the Arrangement, including the financial and other terms of the Arrangement, the long-term growth prospects of CEF through the implementation of its business plan, and alternatives available to CEF.

The following is a summary of the material information, factors and analysis considered by the CEF Board in reaching its unanimous recommendation that CEF Shareholders vote in favour of the Arrangement:

—
Premium Offered:  The value of the consideration offered under the Arrangement represents a 36% premium to the closing trading price of the CEF Shares on May 30, 2012, the last day of trading prior to the announcement of the Arrangement, and a 36% premium to the volume weighted average price of the CEF Shares on the TSX over the 20-day period prior to April 17, 2012, when CEF announced that it was conducting a review of strategic alternatives.

—
Equal Treatment of CEF Shareholders and Value Certainty: The CEF Board concluded, given Schlumberger's stated intention to explore a transaction involving the sale of its ownership of approximately 56% of CEF Shares,  that the Arrangement treats all CEF Shareholders equally and provides CEF Shareholders with value certainty for their CEF Shares.

—
Fairness Opinion:  CIBC provided the Fairness Opinion to the effect that, as of the date of such opinion and subject to the assumptions, limitations and qualifications contained therein, the consideration to be received by CEF Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to the CEF Shareholders.

—
Trading and Transaction Multiples:  The trading and transaction multiples implied by the value of consideration to be received from Acquisitionco and NOCL pursuant to the Arrangement compare favourably to the trading and transaction multiples of other relevant public companies and comparable transactions.

—
Strategic Process:  CIBC, on behalf of the Special Committee, conducted a strategic process with potential parties who were believed to be the most likely candidates and had the financial capability to complete a transaction on an expedited basis with CEF.  The Consideration to be received by the CEF Shareholders pursuant to the Arrangement represents the highest consideration per CEF Share of the proposals received pursuant to such process.

—	Financial Aspects of the Arrangement: The Consideration to be received by the CEF Shareholders is to be paid in cash.

—
Ability to Respond to Superior Proposals:  Under the Arrangement Agreement, the CEF Board retains the ability to consider and respond to Superior Proposals on the specific terms and conditions set forth in the Arrangement Agreement.  In addition, the Termination Payment was negotiated at levels which would not dissuade potential bidders from submitting a Superior Proposal.

—
Determination of Fairness by the Court and Approval of CEF Shareholders:  The CEF Board considers that the required approvals protect the rights of CEF Shareholders.  Specifically, the Arrangement is subject to a determination of the Court that the terms of the Arrangement and the procedures relating thereto are fair and reasonable, both procedurally and substantively, to CEF Shareholders, and the Arrangement is subject to approval by at least 66⅔% of the votes cast on the Arrangement Resolution by CEF Shareholders, either in person or by proxy at the Meeting;

—
Dissent Rights Provided:  CEF Shareholders have the ability to exercise Dissent Rights in respect of the Arrangement and to be paid the fair value of their CEF Shares.  See "Rights of Dissenting Shareholders".

The foregoing discussion of the information and factors reviewed by the CEF Board is not, and is not intended to be, exhaustive.  The CEF Board's recommendations were made after consideration of the above noted factors in light of the CEF Board's collective knowledge of the business, financial condition and prospects of the Corporation, as well as the industry in which CEF operates.

Fairness Opinion

CIBC is the exclusive financial advisor to the Special Committee with respect to the Arrangement and, prior to the CEF Board approving the entering into of the Arrangement Agreement, CIBC provided its verbal opinion (subsequently delivered in writing) that, as of May 30, 2012, and subject to the assumptions, limitations and qualifications contained therein, the consideration to be received by CEF Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to CEF Shareholders.  The summary of the Fairness Opinion in this Information Circular is qualified in its entirety by reference to the full text of the Fairness Opinion.  The Fairness Opinion is not a recommendation as to whether or not CEF Shareholders should vote for the Arrangement Resolution.  The Fairness Opinion was one of a number of factors taken into consideration by the CEF Board in making its unanimous (other than abstaining directors) determination that the Arrangement is in the best interests of CEF, is fair to CEF Shareholders and recommending that the CEF Shareholders vote for the Arrangement Resolution.  The full text of the Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Fairness Opinion, is attached as Appendix D to this Information Circular.

Pursuant to the terms of its engagement letter with CEF, CIBC is to be paid a fee for its services as financial advisor, including a fee for the Fairness Opinion and fees that are contingent on a change of control of CEF or certain other events.  CEF has also agreed to indemnify CIBC and certain related parties thereof against certain liabilities.

The CEF Board urges CEF Shareholders to read the Fairness Opinion in its entirety.  See Appendix D to this Information Circular.

Support Agreements

Each of the directors (other than the directors who are Schlumberger appointees and who hold no securities of CEF) and executive officers of CEF has entered into a Support Agreement with NOCL to vote in favour of and otherwise support the Arrangement.  The majority shareholder of CEF, Schlumberger, which owns approximately 55.8% of the outstanding CEF Shares, has also entered into a Support Agreement with NOCL and Guarantor to vote in favour of and otherwise support the Arrangement.  The Support Agreements will be terminated in the event:

(a)	the Arrangement Agreement is terminated pursuant to its terms;

(b)
the Arrangement Agreement is amended, modified or waived, without the prior written consent of the applicable CEF Shareholder, so as to (i) impose additional conditions to completion of the Arrangement; (ii) change the amount or form of consideration per CEF Share pursuant to the Arrangement (other than to increase the total consideration per CEF Share or add additional consideration); (iii) delay the completion of the Arrangement; or (iv) otherwise be adverse to the applicable CEF Shareholder;

(c)	the CEF Board withdraws, amends, modifies or qualifies, in a manner adverse to NOCL, its recommendation that the CEF Shareholders vote in favour of the Arrangement Resolution.

The directors and executive officers of CEF own or control an aggregate of approximately 1% of the CEF Shares (prior to the exercise or settlement of CEF Options and CEF Units) and, together with Schlumberger, the CEF Shares agreed to be voted in support of the Arrangement totals approximately 57%.

See "Interests of Certain Persons or Companies in the Arrangement".

THE ARRANGEMENT

Effect of the Arrangement

The Arrangement Agreement provides for the acquisition of CEF by Acquisitionco by way of the Plan of Arrangement under Section 193 of the ABCA.  Under the Arrangement, each issued and outstanding CEF Share (other than those held by Dissenting Shareholders) will be acquired by Acquisitionco for $12.75 in cash.

Change of Control Benefits

Certain officers and directors of CEF may have interests in the Arrangement that are, or may be, different from, or in addition to those of the CEF Shareholders.  The CEF Board and the Special Committee were aware of these interests and considered them, among other things, when recommending approval of the Arrangement.  See "Interests of Certain Persons or Companies in the Arrangement" and "Principal Legal Matters - MI 61-101".

Treatment of CEF Options

At the Effective Time, in accordance with their terms and pursuant to the Plan of Arrangement, all outstanding CEF Options shall immediately vest and, pursuant to the Plan of Arrangement, CEF Optionholders shall receive an Option Loan, the full amount of which shall be used to fully exercise all of their outstanding CEF Options.  Upon the exercise of the CEF Options, CEF shall issue one CEF Share for each CEF Option so exercised.  Holders of the resulting CEF Shares (being the former CEF Optionholders) shall then receive $12.75 in cash for each CEF Share so held, less amounts required for repayment of the Option Loan and statutory employee tax withholdings, pursuant to the Arrangement.

No rights to purchase or receive CEF Shares pursuant to outstanding CEF Options will remain outstanding following completion of the Arrangement.

Treatment of CEF Performance Share Units and CEF Restricted Share Units

At the Effective Time, in accordance with their terms and pursuant to the Plan of Arrangement, all CEF Units shall vest and holders of CEF RSUs and holders of a portion of CEF PSUs shall receive one CEF Share, distributed by the EBP Trust, in full satisfaction of each CEF Unit so held.  Holders of the resulting CEF Shares shall then receive $12.75 in cash for each CEF Share so held, less statutory employee tax withholdings, pursuant to the Arrangement.

The holders of the remaining CEF PSUs shall be paid, from CEF and in full satisfaction of such CEF PSUs, $12.75 in cash, less statutory employee tax withholdings for each CEF PSU so held.

The CEF RSUs and CEF PSUs will be cancelled and the CEF Unit Plan terminated.

Treatment of CEF Deferred Share Units

At the Effective Time and pursuant to the Plan of Arrangement, each holder of a CEF DSU shall be paid, by CEF and in full satisfaction for such CEF DSUs, $12.75 in cash, less statutory employee tax withholdings for each CEF DSU so held.

The CEF DSUs and the CEF DSU Plan shall be terminated.

Vote Required to Approve the Arrangement

Subject to any further order of the Court, the Arrangement Resolution must be approved by an affirmative vote of at least 66⅔% of the votes cast at the Meeting by CEF Shareholders present in person or by proxy and entitled to vote at the Meeting.

Completion of the Arrangement is also conditional upon approval of the Arrangement Resolution by the affirmative vote of a simple majority of the votes cast thereon by CEF Shareholders present or represented by proxy and entitled to vote at the Meeting, after excluding CEF Shares beneficially owned or over which control or direction is exercised by such persons whose votes may not be included in determining minority approval pursuant to MI 61-101.  Approximately 0.4% of the issued and outstanding CEF Shares will be excluded for the purposes of the above described vote.  See "Principal Legal Matters - MI 61-101".

Steps of the Arrangement

The following summarizes the steps which will occur under the Plan of Arrangement commencing at the Effective Time, if all conditions to the implementation of the Arrangement have been satisfied or waived.  The following description of steps is qualified in its entirety by reference to the full text of the Plan of Arrangement set forth as Schedule "1.1(a)" to the Arrangement Agreement which is attached as Appendix B to this Information Circular:

(a)
Acquisitionco shall provide to each CEF Optionholder a loan equal to the aggregate exercise price of all CEF Options held by such CEF Optionholder, which loan shall be advanced to each such CEF Optionholder by the Depositary, for and on behalf of Acquisitionco, from the funds deposited with the Depositary pursuant to Section 5.2 of the Plan of Arrangement and such funds shall be held by the Depositary in trust for such CEF Optionholders;

(b)
all of the CEF Options shall be exercised by the CEF Optionholders and CEF shall issue to each CEF Optionholder that number of CEF Shares issuable upon exercise of each such CEF Optionholder's CEF Options, following which each of the former CEF Optionholders will be added to the register of CEF Shareholders in respect of the number of CEF Shares issued to each CEF Optionholder and all of the CEF Options and the CEF Stock Option Plan shall be terminated;

(c)
the Depositary shall deliver to CEF the aggregate cash payable upon exercise thereof in accordance with the CEF Stock Option Plan from the proceeds of the loans being held by the Depositary in trust for the CEF Optionholders;

(d)
each CEF RSU and CEF PSU outstanding immediately prior to the Effective Time shall be fully vested and in full satisfaction of the obligations of CEF to deliver CEF Shares and/or cash to the holders of CEF RSUs and CEF PSUs under the CEF Unit Plan:

(i)
a number of CEF Shares held by the EBP Trust equal to the number of CEF RSUs outstanding immediately prior to the Effective Time shall be distributed by the EBP Trustee to the holders of CEF RSUs on the basis of one CEF Share for each CEF RSU and such CEF RSUs shall be cancelled;

(ii)
the remaining CEF Shares held by the EBP Trust shall be distributed by the EBP Trustee to the holders of an equal number of CEF PSUs on the basis of one CEF Share for each CEF PSU and such CEF PSUs shall be cancelled;

(iii)	CEF shall pay each holder of a remaining CEF PSU $12.75 in cash for each of the holder's remaining CEF PSUs; and

(iv)	all of the CEF RSUs, the CEF PSUs and the CEF Unit Plan shall be terminated;

(e)	CEF shall pay each holder of a CEF DSU $12.75 in cash for each of the holder's CEF DSUs and all of the CEF DSUs and the CEF DSU Plan shall be terminated;

(f)
the CEF Shares held by Dissenting Shareholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to Acquisitionco (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) and, as of the Effective Time, such Dissenting Shareholders shall cease to have any rights as CEF Shareholders, other than the right to be paid the fair value of their CEF Shares in accordance with the Dissent Rights;

(g)
each issued and outstanding CEF Share (other than (i) a CEF Share held by Acquisitionco; (ii) a CEF Share issued upon exercise of CEF Options and (iii) a CEF Share delivered to a former holder of CEF RSUs or CEF PSUs) shall be transferred to Acquisitionco (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) in exchange for the Consideration;

(h)
each issued and outstanding CEF Share issued upon exercise of CEF Options shall be transferred to Acquisitionco (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) in exchange for the

Consideration, provided that payment of the aggregate Consideration otherwise deliverable to a holder of such CEF Shares shall be satisfied as follows:

(i)
an amount of such aggregate Consideration equal to the aggregate amount of taxes and other amounts required to be remitted by CEF to a taxation authority in respect of the exercise of the CEF Options by such holder shall be paid to CEF on behalf of such holder;

(ii)
an amount of such aggregate Consideration equal to the aggregate amount of the loan made by Acquisitionco to such holder for the exercise of the CEF Options shall be satisfied by way of set-off of such amount against the amount of the loan made by Acquisitionco to such holder in full satisfaction of such loan; and

(iii)	the balance of such aggregate Consideration shall be paid to the holder of such CEF Shares; and

(i)
each issued and outstanding CEF Share delivered to a former holder of CEF RSUs or CEF PSUs shall be transferred to Acquisitionco (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) in exchange for the Consideration, provided that a portion of such Consideration (which portion shall be equal to the aggregate of the amount of taxes and other amounts required to be remitted to a taxation authority in respect of the receipt of the CEF Share from the EBP Trust) shall be paid to CEF on behalf of such CEF Shareholder in full satisfaction of the amount of taxes and other amounts required to be remitted to a taxation authority in respect of the receipt of the CEF Share from the EBP Trust, and the balance of such Consideration shall be paid to the holder of such CEF Share;

(j)
each holder of the CEF Shares so transferred shall cease to be a holder of the CEF Shares and the name of such holder shall be removed from the register of holders of CEF Shares as it relates to the CEF Shares so transferred; and

(k)	Acquisitionco will become the sole holder of CEF Shares and will be added to the securities register of CEF.

THE ARRANGEMENT AGREEMENT

The following is a summary of the material terms of the Arrangement Agreement and the Plan of Arrangement and is subject to, and qualified in its entirety by, the full text of the Arrangement Agreement and the Plan of Arrangement which are attached to this Information Circular as Appendix B and Schedule "1.1(a)" thereto, respectively.  CEF Shareholders are urged to read the Arrangement Agreement and the Plan of Arrangement in their entirety.

Representations and Warranties

CEF Representations and Warranties

CEF has given usual and customary representations and warranties for an agreement of this nature.  These representations and warranties were qualified by the Disclosure Letter made by CEF to NOCL in connection with the execution of the Arrangement Agreement.  The representations and warranties included representations and warranties with respect to the following matters: organization and qualification; authority relative to the agreement; acquisition of third party approvals; absence of subsidiaries; matters relating to the EBP Trust; no violations, absence of defaults and conflicts; litigation; tax returns filed and taxes paid; tax reserves; tax deficiencies and audits; tax agreements; tax withholdings, tax registration; no tax obligations outside of Canada; non-arm's length and other transactions; reporting issuer status; capitalization; equity monetization plans; no orders; material contracts; non-competition agreements; filings; books and records; disclosure controls; reports; absence of undisclosed liabilities; conduct of business; United States relationships; environmental; real property; personal property; licenses; long term and derivative transactions; employee benefit plans; employment agreements; collective agreements; insurance; indebtedness to and by officers, directors and others; intellectual property; compliance with laws; restrictions on business activities; off-balance sheet arrangements; Investment Canada Act; shareholder rights plan; and disclosure.  The full text of the representations and warranties listed above may be found in Schedule 4.1 of the Arrangement Agreement which is appended to this Information Circular as Appendix B.

The Purchaser Parties have given the usual and customary representations and warranties for an agreement of this nature.  The representations and warranties included representations and warranties with respect to the following matters: organization and qualification; authority relative to the Arrangement Agreement; ownership of Acquisitionco; no violation, absence of defaults and conflicts; litigation; funds available; NOCL's holdings; no agreement with shareholders; no collateral benefit or connected transaction and certain financial representations of Guarantor. The full text of the representations and warranties listed above may be found in Schedule 3.1 of the Arrangement Agreement which is appended to this Information Circular as Appendix B.

Covenants

Covenants of CEF

CEF has covenanted and agreed that during the period from the date of the Arrangement Agreement until the earlier of the Effective Date and the time that the Arrangement Agreement is terminated in accordance with its terms, unless otherwise (i) agreed to in writing by NOCL, not to be unreasonably withheld, conditioned or delayed; (ii) required or expressly permitted or specifically contemplated by the Arrangement Agreement or the Plan of Arrangement; (iii) disclosed to NOCL in writing on or prior to the date of the Arrangement Agreement; or (iv) expressly contemplated by CEF's business plan for the 2012 fiscal year:

(a)
the business of CEF shall be conducted only in, and CEF shall not take any action except in the ordinary course of business and consistent with past practice, and CEF shall use all reasonable commercial efforts to maintain and preserve its business organization, assets, employees and advantageous business relationships;

(b)
CEF shall not directly or indirectly: (i) amend CEF's constating documents or by-laws; (ii) declare, set aside or pay any dividend, reduction of capital or other distribution or payment in cash, shares or property (or any combination thereof) in respect of its shares owned by any Person; (iii) issue, grant, sell or pledge any shares of CEF, CEF Options, CEF PSUs, CEF RSUs or CEF DSUs, or other securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of CEF, other than CEF Shares issuable pursuant to the terms of CEF Options outstanding on the date of the Arrangement Agreement or outstanding CEF Shares that may be delivered pursuant to CEF PSUs, CEF RSUs or CEF DSUs outstanding on the date of the Arrangement Agreement; (iv) acquire, or cause EBP Trust to acquire any securities of CEF; (v) split, consolidate, redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (vi) amend the terms of any of its securities; (vii) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of CEF; or (viii) enter into, modify or terminate any Contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above;

(c)
CEF shall not directly or indirectly: (i) sell, pledge, lease, dispose of or encumber any assets of CEF with a value individually or in the aggregate exceeding $100,000, other than the sale of inventory or the replacement of vehicles in the ordinary course of business and consistent with past practice; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise) any corporation, partnership or other business organization or division thereof or make any investment either by purchase of shares or securities, contributions of capital or purchase of any property or assets of any other individual or entity with a value individually or in the aggregate exceeding $500,000, other than the acquisition of inventory in the ordinary course of business and consistent with past practice; (iii) incur any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or make any loans or advances, except in all cases: in the ordinary course of business consistent with past practice or for fees payable to legal, accounting and financial advisors in connection with the Arrangement; (iv) pay, discharge or satisfy any claims, liabilities or obligations (including any regulatory investigation) which are material to the business of CEF, other than liabilities reflected or reserved against in CEF's most recently publicly available financial statements as of the date of the Arrangement Agreement or incurred in the ordinary course of business consistent with past practice or in connection with the Arrangement; (v) release or relinquish, or authorize or propose to do so, any contractual right which is material to the business of CEF; (vi) terminate, fail to renew, allow to expire or lapse, cancel, waive, release, assign, grant or transfer any rights of value under or modify or change any existing license, permit, lease (other than ordinary course lease renewals), Contract or other document which is material to the business of CEF other than in the ordinary course of business consistent with past practice; (vii) enter into or terminate any hedges, swaps or other financial instruments or like transaction in place on or prior to the date hereof, other than in the ordinary course, consistent with past practice; or (viii) authorize or propose any of the foregoing, or enter into or modify any Contract, agreement, commitment or arrangement to do any of the foregoing;

(d)	CEF shall not incur or commit to capital expenditures individually or in the aggregate exceeding $500,000;

(e)
except pursuant to existing written employment, termination or compensation arrangements, policies or agreements (copies of which have been provided to NOCL on or prior to the date of the Arrangement Agreement), CEF shall not grant to any officer or director an increase in compensation in any form, grant to any other employee or consultant any increase in compensation in any form, make any loan to any officer, director, employee or consultant, or take any action with respect to the grant of any change of control, severance, retention or termination pay to, or the entering into of any employment agreement with, any officer, director, employee or consultant of CEF or with respect to any increase of benefits or perquisites, including those payable under its current change of control, severance or termination pay policies, provided that notwithstanding the foregoing CEF shall be entitled to enter into arrangements for retention payments that will become payable on the Effective Date to certain employees as previously disclosed in writing to NOCL;

(f)
CEF shall not adopt or amend or make any contribution to any bonus, profit sharing, option, restricted share, pension, retirement, post-retirement benefits, deferred compensation, insurance, retention, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of employees, officers or contractors, except as is necessary to comply with applicable Law or non-discretionary requirements of pre-existing plans, including contributions or accruals with respect to its cash bonus policy;

(g)
CEF shall use its reasonable commercial efforts (taking into account insurance market conditions and offerings and industry practices) to cause its current insurance (or re-insurance) policies, including directors' and officers' insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, except where such cancellation, termination or lapse would not individually or in the aggregate be material to CEF, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductibles and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect, and for greater certainty, CEF was entitled to renew its insurance policies upon their expiry on June 1, 2012 on the basis set forth above;

(h)
CEF shall not (i) change in any material respect any of its methods of reporting income or deductions for accounting or income tax purposes from those employed in the preparation of its income tax return for the taxation year ending December 31, 2011 except as may be required by applicable Law; (ii) make or revoke any material election relating to Taxes; (iii) settle, compromise or agree to the entry of judgment with respect to any proceeding relating to Taxes except for any settlement, compromise or agreement that is not material to CEF; (iv) enter into any Tax sharing, Tax allocation or Tax indemnification agreement; or (v) make a request for a Tax ruling to any Governmental Entity;

(i)	CEF shall not enter into any agreement or arrangement that limits or otherwise restricts in any material respect CEF from competing in any location or with any Person;

(j)
commence any material litigation (other than litigation in connection with the collection of accounts receivable or to enforce the terms of the Arrangement Agreement or any confidentiality agreement); and

(k)	CEF shall not agree, resolve or commit to do or announce any of the foregoing.

Except for proxies and non-substantive communications with securityholders, and subject to its obligations under the Arrangement Agreement, CEF has agreed to furnish promptly to NOCL or its counsel, a copy of each notice, report, schedule or other document delivered, filed or received by it in connection with: (i) the Arrangement; (ii) any filings under applicable Laws in connection with the transactions contemplated by the Arrangement Agreement; and (iii) any dealings with Governmental Entities in connection with the transactions contemplated by the Arrangement Agreement.

CEF will conduct itself so as to keep NOCL reasonably informed as to the material decisions or actions required or required to be made with respect to the operation of its business; provided that such disclosure is not otherwise prohibited by reason of a confidentiality obligation owed to a third party or otherwise prevented by applicable Law or is in respect to customer specific or competitively sensitive information.

CEF shall promptly notify NOCL in writing of any change which is or would reasonably be expected to be material to its business, operations, results of operations, assets, or financial condition, or of any material Governmental Entity or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated), or of any change in any representation or warranty provided by CEF in the Arrangement Agreement which change is or would reasonably be expected to be of such a nature to cause the failure of the conditions in the Arrangement Agreement to be satisfied, and it shall in good faith discuss with NOCL any change in circumstances (actual, anticipated, contemplated, or to the knowledge of CEF, threatened) which is of such a nature that there may be a reasonable question as to whether notice needs to be given to NOCL pursuant to the Arrangement Agreement.

CEF shall: (i) duly and timely file all tax returns required to be filed by it on or after the date hereof and all such Tax Returns shall be true, complete and correct in all material respects; and (ii) timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it.

CEF shall not settle or compromise any claim brought by any present, former or purported holder of its securities in connection with the transactions contemplated by the Arrangement Agreement or the Arrangement prior to the Effective Date without the prior written consent of NOCL, which consent shall not be unreasonably withheld, conditioned or delayed.

CEF shall use its commercially reasonable efforts to obtain all third party consents required in connection with, and other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments and modifications to, any Material Contracts of CEF:

(a)	in connection with, or required to permit, the completion of the transactions contemplated by the Arrangement Agreement; and

(b)	required in order to maintain any Material Contracts of CEF in full force and effect following completion of the Arrangement,

in each case on terms that are reasonably satisfactory to NOCL, and without paying, and without committing itself or NOCL to pay, any consideration or incur any liability or obligation to or in respect of any such other Person without the prior written consent of NOCL.

Nothing in the Arrangement Agreement is intended to or shall result in NOCL exercising material influence over the operations of CEF, particularly in relation to operations in which the Parties compete or would compete, but for the Arrangement Agreement, with each other, prior to the Effective Date.

Covenants of the Purchaser Parties

NOCL and Acquisitionco have each covenanted and agreed that they will not agree with any Person to, or in any way advise, encourage or assist any other person to, agree to support the Arrangement Resolution other than by entering into an agreed upon form of support agreement similar to the Support Agreements.

NOCL and Acquisitionco shall ensure that sufficient funds are available on the Effective Date to permit the payment of the aggregate Consideration payable to CEF Shareholders pursuant to the Arrangement.

NOCL and Acquisitionco shall promptly notify CEF in writing of any material Governmental Entity or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated) regarding the transactions contemplated hereunder or of any change in any representation or warranty provided by NOCL and Acquisitionco in the Arrangement Agreement which change is or would reasonably be expected to be of such a nature to cause the failure of the conditions in the Arrangement Agreement to be satisfied, and NOCL and Acquisitionco shall in good faith discuss with CEF any change in circumstances (actual, anticipated, contemplated, or to the knowledge of NOCL and Acquisitionco, threatened) which is of such a nature that there may be a reasonable question as to whether notice needs to be given to CEF pursuant to the Arrangement Agreement.

The Guarantor will not take any actions or engage in any transactions, in either case outside of the ordinary course of business, which would impair its capability from a financial point of view to fulfill its guarantee of all of the obligations of NOCL and Acquisitionco in the Arrangement Agreement, including the obligation to fund the Consideration at the Effective Time.

Mutual Covenants

Each of the Parties has covenanted and agreed that, except as contemplated in the Arrangement Agreement or the Plan of Arrangement, during the period from the date of the Arrangement Agreement until the earlier of the Effective Date and the time that the Arrangement Agreement is terminated in accordance with its terms:

(a)
it shall use all reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations as set forth in the Arrangement Agreement to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement, including using its reasonable commercial efforts or reasonable best efforts, as the case may be, to promptly: (i) obtain all necessary waivers, consents and approvals required to be obtained by it from parties to loan agreements, leases and other Contracts; (ii) obtain all necessary exemptions, consents, approvals and authorizations as are required to be obtained by it under all applicable Laws; (iii) effect all necessary registrations and filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement and participate and appear in any proceedings of either Party before Governmental Entities; (iv) oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of the Parties to consummate, the Arrangement; (v) fulfill all conditions and satisfy all provisions of the Arrangement Agreement and the Arrangement, including delivery of the certificates contemplated by the Arrangement Agreement; and (vi) co-operate with the other Party in connection with the performance by it and its Subsidiaries of their obligations under the Arrangement Agreement;

(b)
it shall cooperate fully with the other Party and such other Party's counsel, subject to the Confidentiality Agreement and any other subsequent written agreement that addresses confidentiality between the Parties, in the preparation of all filings, responses and submissions in relation to the Competition Act and any similar Laws, and, unless the Parties mutually agree in writing otherwise, each Party shall file the notification required under subsection 114(1) of the Competition Act as soon as possible and will use its reasonable commercial efforts to file such notification within 15 business days of the date of the Arrangement Agreement, and the Parties shall supply as promptly as practicable any additional information or documentary materials that may be required or as the Parties or their counsel agree may be advisable pursuant to the Competition Act or any similar Laws;

(c)
except as disclosed in writing to the other Party on or prior to the date of the Arrangement Agreement, it shall not engage in any meetings or material communications with any Governmental Entity in relation to the Arrangement, without counsel for the other Party being advised of same, having been given the opportunity to participate in such meetings or communications, and in any event shall immediately notify and provide copies to the other Party's counsel of any communications to or from a Governmental Entity in relation to the Arrangement;

(d)
notwithstanding Section 5.3(a) of the Arrangement Agreement, it shall not enter into any agreement or arrangement with a Governmental Entity or consent to any Competition Tribunal order in relation to the Arrangement without the consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed; and

(e)
it shall not take any action, refrain from taking any action, or permit any action to be taken or not taken, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to significantly impede the consummation of the Arrangement.

Conditions

Mutual Conditions

The respective obligations of the Parties to consummate the transactions contemplated in the Arrangement Agreement, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a)
the Interim Order shall have been granted in form and substance satisfactory to each of NOCL and CEF, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to either of NOCL or CEF, acting reasonably, on appeal or otherwise;

(b)	the Arrangement Resolution shall have been passed by the CEF Shareholders in accordance with the Interim Order;

(c)
the Final Order shall have been granted in form and substance satisfactory to NOCL and CEF, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to either of NOCL or CEF, acting reasonably, on appeal or otherwise;

(d)	the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement Agreement shall be in form and substance satisfactory to each of NOCL and CEF, acting reasonably;

(e)	the Parties have received Competition Act Approval; and

(f)
there shall not be pending (or, with respect to any suit, action or proceeding by any Governmental Entity, threatened in writing), any suit, action or proceeding (i) by any Person other than a Governmental Entity which in the judgement of the Parties has a reasonable likelihood of success, or (ii) by any Governmental Entity seeking to prohibit, restrict or materially delay the acquisition by NOCL or Acquisitionco of any CEF Shares, seeking to restrain or prohibit the consummation of the Arrangement or seeking to obtain from CEF any material damages directly or indirectly in connection with the Arrangement and no Law shall have been enacted, promulgated or issued which would prohibit or prevent the completion of the Arrangement.

NOCL Conditions

The obligation of NOCL and Acquisitionco to consummate the transactions contemplated in the Arrangement Agreement, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)
the representations and warranties made by CEF in the Arrangement Agreement shall be true and correct as of the Effective Date (without giving effect to, applying or taking into consideration any materiality qualification already contained in such representation and warranty) as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by the Arrangement Agreement), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of CEF or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and CEF shall have provided to NOCL a certificate of two senior officers of CEF certifying the foregoing on the Effective Date on behalf of CEF and not in their personal capacities;

(b)
all covenants and agreements of CEF under the Arrangement Agreement to be performed on or before the Effective Time shall have been duly performed by CEF in all material respects, and CEF shall have provided to NOCL a certificate of two senior officers of CEF certifying the foregoing on the Effective Date on behalf of CEF and not in their personal capacities;

(c)	no Material Adverse Change in respect of CEF shall have occurred or been disclosed after the date of the Arrangement Agreement;

(d)
the aggregate number of CEF Shares held, directly or indirectly, by those holders of such CEF Shares who have validly exercised Dissent Rights and not withdrawn such exercise in connection with the Arrangement (or instituted proceedings to exercise Dissent Rights) shall not exceed 10% of the aggregate number of CEF Shares outstanding as of the Effective Time;

(e)	none of the Non-Competition Agreements shall have been terminated or amended;

(f)
the third party consents listed in the Disclosure Letter shall have been obtained or received on terms that are satisfactory to NOCL, acting reasonably, and reasonable evidence of this shall have been delivered to NOCL; and

(g)
there shall not be pending (or, with respect to any suit, action or proceeding by any Governmental Entity, threatened in writing), any suit, action or proceeding by (i) any Person other than a Governmental Entity which in the judgement of NOCL has a reasonable likelihood of success, or (ii) by any Governmental Entity:

(i)
seeking to prohibit or limit the ownership or operation by CEF, NOCL or Acquisitionco or any of their respective affiliates of any material portion of the business or assets of CEF or to compel NOCL or Acquisitionco to dispose or divest of or hold separate any material portion of the business or assets of CEF;

(ii)	seeking to impose material limitations on the ability of NOCL or Acquisitionco to acquire, hold, or exercise full rights of ownership of the CEF Shares;

(iii)	seeking to prohibit NOCL or Acquisitionco from effectively controlling in any material respect the business or operations of CEF; or

(iv)	which, if successful, in the judgement of NOCL is reasonably likely to have a Material Adverse Effect on NOCL, Acquisitionco or CEF (after consummation of the Arrangement).

The foregoing conditions are for the exclusive benefit of NOCL and may be asserted by NOCL regardless of the circumstances or may be waived in writing by NOCL in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which NOCL may have.

CEF Conditions

The obligation of CEF to consummate the transactions contemplated by the Arrangement Agreement, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)
the representations and warranties made by the Purchaser Parties in the Arrangement Agreement shall be true and correct as of the Effective Date (without giving effect to, applying or taking into consideration any materiality qualification already contained in such representation and warranty) as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by the Arrangement Agreement), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not or would not reasonably be expected to materially impede completion of the Arrangement, and the Purchaser Parties shall have provided to CEF a certificate of two senior officers of the Purchaser Parties certifying the foregoing on the Effective Date on behalf of the Purchaser Parties and not in their personal capacities; and

(b)
all covenants and agreements of the Purchaser Parties under the Arrangement Agreement to be performed on or before the Effective Time shall have been duly performed by the Purchaser Parties, as applicable, in all material respects, and the Purchaser Parties shall have provided to CEF a certificate of two senior officers of the Purchaser Parties certifying the foregoing on the Effective Date on behalf of the Purchaser Parties and not in their personal capacities.

The foregoing conditions are for the exclusive benefit of CEF and may be asserted by CEF regardless of the circumstances or may be waived by CEF in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which CEF may have.

Covenants Regarding Non-Solicitation

CEF has agreed that, except as otherwise expressly provided in Section 7.1 of the Arrangement Agreement, CEF shall not, directly or indirectly, through any of its Representatives:

(a)
solicit, assist, facilitate, knowingly encourage or initiate (in each case including by way of discussion, negotiation, furnishing information, permitting any visit to any facilities or properties or entering into any understanding, arrangement or agreement) any inquiries, requests or proposals or offers regarding an Acquisition Proposal;

(b)
participate in any discussions or negotiations, including by furnishing any information relating to CEF or affording access to the business, properties, assets, books or records of CEF, with any Person (other than NOCL) regarding an Acquisition Proposal;

(c)	make a Change in Recommendation;

(d)	accept, approve, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal; or

(e)
accept, approve, endorse, recommend or enter into, or publicly propose to accept, approve, endorse, recommend or enter into, any agreement in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement permitted by the Arrangement Agreement).

CEF has also agreed to cease and cause to be terminated and has ceased and caused to be terminated any solicitation, encouragement, discussion or negotiation with any Persons conducted prior to entering into the Arrangement Agreement by CEF or any of its Representatives with respect to any actual or potential Acquisition Proposal, and, in connection therewith, CEF has discontinued access to any virtual or physical data room established by CEF (and shall not establish or allow access to any other data rooms, virtual or otherwise or otherwise furnish information) and has requested (and exercised all rights it has to require) the return or destruction of all confidential information regarding CEF previously provided to any such Person. CEF has agreed that it shall not terminate, waive, release, amend, modify or otherwise forebear from the enforcement of, and use commercially reasonable efforts to prosecute and enforce, any agreement containing standstill provisions and any provision of any existing confidentiality agreement or any standstill agreement to which it is a party.

Notwithstanding the foregoing and any other provision of the Arrangement Agreement, if at any time following the date of the Arrangement Agreement, CEF receives a written Acquisition Proposal not resulting from a breach of the foregoing non-solicitation covenants in the Arrangement Agreement and the CEF Board determines in good faith, after consultation with its financial advisors and outside legal advisors, (A) that such Acquisition Proposal constitutes or would reasonably be expected to constitute a Superior Proposal, and (B) that the failure to take the relevant action would be inconsistent with its fiduciary duties under applicable Law, then CEF may, following compliance with its obligations in the Arrangement Agreement to notify NOCL as described below:

(a)	furnish information with respect to CEF to the Person making such Acquisition Proposal; and/or

(b)	enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the Person making such Acquisition Proposal;

provided that CEF shall not, and shall not allow its Representatives to, disclose any non-public information to such Person without having entered into a confidentiality and standstill agreement with such Person that contains provisions that are no less favourable to CEF than those contained in the Confidentiality Agreement (a correct and complete copy of which confidentiality and standstill agreement shall be provided to NOCL before any such non-public information is provided), provided that such confidentiality and standstill agreement may not include any provision calling for an exclusive right to negotiate with CEF and may not restrict CEF or its Representatives from complying with the foregoing non-solicitation covenants in the Arrangement Agreement, and shall promptly provide to NOCL any material non-public information concerning CEF provided to such other Person which was not previously provided to NOCL.

CEF shall promptly (and in any event within 24 hours following receipt) notify NOCL (at first orally and thereafter in writing) in the event it receives, an Acquisition Proposal (including any request for non-public information relating to CEF on a consolidated basis or for access to the properties, books or records of CEF, in each case, in connection with an Acquisition Proposal), and shall provide a copy thereof to NOCL together with such details of the proposal, offer, inquiry or request as NOCL may reasonably request (including the identity of the Person making the Acquisition Proposal and the terms and conditions thereof), and shall reasonably inform NOCL in writing as to the status of developments and negotiations with respect to such Acquisition Proposal, including any changes to the material terms or conditions, of such Acquisition Proposal.

Notwithstanding anything in the Arrangement Agreement to the contrary, if at any time following the date of the Arrangement Agreement CEF receives an Acquisition Proposal not resulting from a breach of the foregoing non-solicitation covenants in the Arrangement Agreement that the CEF Board concludes in good faith, after consultation with its financial and outside legal advisors, constitutes a Superior Proposal, the CEF Board may, subject to compliance with the procedures set forth in Section 7.2 of the Arrangement Agreement, authorize CEF to pay the Termination Payment and terminate the Arrangement Agreement and thereafter accept, recommend, approve or enter into such definitive agreement with respect to such Superior Proposal if the CEF Board determines in good faith, after consultation with its outside legal advisors, that failure to take such action would be inconsistent with its fiduciary duties under applicable Law, and if and only if:

(a)	CEF has complied fully with all of its obligations under Section 7.1 of the Arrangement Agreement;

(b)
it has provided NOCL with a copy of the Superior Proposal document and all supporting materials, including any financing documents supplied to the CEF Board in connection therewith, and written confirmation from CEF that the CEF Board has determined that the proposal constitutes a Superior Proposal;

(c)	the Matching Period shall have elapsed from the date that is the later of:

(1)
the date NOCL received written notice advising NOCL that the CEF Board has resolved, subject only to compliance with Section 7.1 of the Arrangement Agreement, to terminate the Arrangement Agreement to enter into a definitive agreement with respect to such Superior Proposal; and

(2)	the date the NOCL has received all of the materials set forth in Section 7.1(e)(ii) of the Arrangement Agreement; and

(d)
NOCL has offered to amend the terms of the Arrangement and the Arrangement Agreement during the Matching Period as described below, such Acquisition Proposal continues to be a Superior Proposal compared to the amendment offered by NOCL during the Matching Period.

CEF has agreed that during the Matching Period, NOCL shall have the right, but not the obligation, to offer to amend the terms of the Arrangement and the Arrangement Agreement. The CEF Board shall review any offer by NOCL to amend the terms of the Arrangement and the Arrangement Agreement in good faith in order to determine, in the exercise of its fiduciary duties and in consultation with its financial and outside legal advisors, whether NOCL's amended offer, upon acceptance by CEF would cause the Superior Proposal giving rise to the Matching Period to cease to be a Superior Proposal.  If the CEF Board so determines, CEF shall enter into an amended agreement with NOCL reflecting NOCL's amended offer. If the CEF Board continues to believe, in good faith, in the exercise of its fiduciary duties and after consultation with its financial and outside legal advisors, that such Superior Proposal remains a Superior Proposal and therefore rejects NOCL's amended offer, if any, during the Matching Period or NOCL fails to enter into an agreement with CEF reflecting such amended offer during the Matching Period, CEF and the CEF Board may, subject to compliance with the other provisions hereof including payment of the Termination Payment, terminate the Arrangement Agreement, in order to accept, recommend, approve or enter into a definitive agreement in respect of the Superior Proposal.

In the event that CEF provides the notice of a Superior Proposal described above on a date which is less than three business days prior to the Meeting, NOCL shall be entitled to require CEF to adjourn or postpone the Meeting to a date that is not more than five business days after the date of such notice.

Nothing contained in the Arrangement Agreement shall prohibit the CEF Board from making a Change in Recommendation in the manner set forth in sections (a) or (b) of the definition thereof prior to the approval of the Arrangement by the CEF Shareholders, if the CEF Board determines, in good faith (after consultation with its financial advisor(s) and after receiving written advice of outside legal counsel), that such Change in Recommendation is necessary for the CEF Board to act in a manner consistent with its fiduciary duties under applicable Laws; provided that (i) not less than three business days before the CEF Board considers any proposal in respect of any such Change in Recommendation, CEF shall give the Purchaser Parties written notice of such proposal and promptly advise the Purchaser Parties of the proposed consideration of such proposal; (ii) the foregoing shall not relieve CEF from its obligation to proceed to call and hold the Meeting and to hold the vote on the Arrangement Resolution as provided in the Arrangement Agreement and in the Interim Order (provided that, except as required under applicable Laws, CEF shall be relieved from its obligations to continue to actively solicit  proxies in favour of the Arrangement in such circumstances), except in circumstances where the Arrangement Agreement is terminated in accordance with its terms; and (iii) for greater certainty, in the event of any such Change in Recommendation, CEF shall pay the Termination Payment as required by the Arrangement Agreement.

Termination Payment

If at any time after the execution of the Arrangement Agreement a Termination Event occurs, then CEF shall pay in cash to or as directed by NOCL the Termination Payment in immediately available funds to an account designated by NOCL, and after such event but prior to payment of such amount, CEF shall be deemed to hold such funds in trust for NOCL.  CEF shall only be obligated to pay one Termination Payment.  Upon receipt of the Termination Payment by NOCL, notwithstanding anything else in the Arrangement Agreement, the Purchaser Parties shall have no further claim or remedy against CEF in respect of any Termination Event.

If CEF fails to pay the Termination Payment when due under the Arrangement Agreement, and, in order to obtain such payment, the NOCL commences a suit that results in a judgement against CEF for such amount, CEF shall pay the costs and expenses (including reasonable fees and expenses of legal counsel) incurred by the NOCL in connection with such suit.

Any Termination Payment payable by CEF shall be without deduction or withholding for, or on account of, any present or future Taxes, unless such deduction or withholding is required by Law.  If CEF is required by applicable Laws to deduct or withhold any Taxes from any payment of a Termination Payment, (i) CEF shall make such required deductions or withholdings, and (ii) CEF shall remit the full amount deducted or withheld to the appropriate Governmental Entity in accordance with applicable Laws.  To the extent that such amounts are so deducted or withheld, such amounts shall be treated for all purposes of the Arrangement Agreement as having been paid to NOCL.

Fees and Expenses

CEF and NOCL have agreed that they shall each be responsible for their own fees, costs and expenses incurred  in connection with the Arrangement Agreement and the Arrangement.  The Parties shall share equally any filing fees payable for or in respect of any application, notification or other filing made under the Competition Act.

Guarantees by NOCL and the Guarantor

NOCL has unconditionally and irrevocably guaranteed, in favour of CEF, that it will carry out, or cause to be carried out, all of Acquisitionco's obligations under the Arrangement Agreement, including the due and punctual performance by Acquisitionco of Acquisitionco's obligation to pay the Consideration.

The Guarantor has also unconditionally and irrevocably guaranteed in favour of CEF that it will carry out, or cause to be carried out, all of the obligations of NOCL and Acquisitionco hereunder, including the due and punctual payment of the Consideration.  For greater certainty, CEF shall not be bound to exhaust its recourse against Acquisitionco or NOCL or to pursue any rights or remedies CEF may have against Acquisitionco or NOCL before seeking recourse against the Guarantor for any failure of NOCL or Acquisitionco to fulfill their obligations under the Arrangement Agreement, including the obligation to fund the Consideration at the Effective Time.

Termination

The Arrangement Agreement may be terminated at any time prior to the Effective Date:

(a)	by mutual written consent of NOCL, Acquisitionco and CEF;

(b)
by either NOCL and Acquisitionco or CEF if the Effective Time shall not have occurred on or prior to the Outside Date, except that the right to so terminate the Arrangement Agreement shall not be available to any Party whose failure to fulfill any of its obligations has been the cause of, or resulted in, the failure of the Effective Time to occur by such date;

(c)
by either NOCL and Acquisitionco or CEF if the Arrangement Resolution shall have failed to receive the requisite vote of the CEF Shareholders of record (voting together as a single class) for approval at the Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order;

(d)
as provided in Section 6.4 of the Arrangement Agreement; provided that the Party seeking termination is not then in breach of the Arrangement Agreement so as to cause any of the conditions set forth in the Arrangement Agreement not to be satisfied;

(e)	by NOCL upon the occurrence of a Termination Event in respect of CEF; or

(f)
by CEF upon the acceptance, recommendation, approval or entering into by CEF of an agreement to implement a Superior Proposal, provided that CEF (i) has complied with its obligations set forth in Section 7.1 of the Arrangement Agreement and (ii) contemporaneously with the termination of the Arrangement Agreement pays the Termination Payment.

Effect of Termination

In the event of the termination of the Arrangement Agreement in the circumstances set out above, the Arrangement Agreement shall become void and neither Party shall have any liability or further obligation to the other Party thereunder, except with respect to the obligations set forth in Section 8.2, Sections 2.5(e) and (f), Sections 7.2, 7.3 and 7.4 (but only in respect of a Termination Event which has occurred, or in the case of a Termination Event in Section 7.2(b), commenced) and, where applicable, Section 9.8 of the Arrangement Agreement, which shall survive any termination thereof.  Nothing shall relieve any Party from liability for any breach of any provision of the Arrangement Agreement. No termination of the Arrangement Agreement shall affect the obligations of the Parties pursuant to the Confidentiality Agreement, except to the extent specified therein.

Amendments and Waivers

The Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, subject to the Interim Order and Final Order and applicable Laws.

Either Party may (a) extend the time for the performance of any of the obligations or other acts of the other Party, (b) waive compliance with any of the other Party's agreements or the fulfillment of any conditions to its own obligations contained herein, and (c) waive inaccuracies in any of the other Party's representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and such waiver shall apply only to the specific matters identified in such instrument.

Governing Law

The Arrangement Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the laws of Canada applicable therein, and the Parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Alberta.

PRINCIPAL LEGAL MATTERS

Court Approval and Completion of the Arrangement

An arrangement of a corporation under the ABCA requires Court approval. Prior to the mailing of this Information Circular, the Corporation obtained the Interim Order authorizing and directing the Corporation to call, hold and conduct the Meeting in accordance with the Notice of Special Meeting, the ABCA and the Interim Order and, in connection therewith, to submit the Arrangement to the Meeting and to seek approval of the Arrangement Resolution from the CEF Shareholders in the manner set forth in the Interim Order.  A copy of the Interim Order is attached as Appendix C to this Information Circular.

Subject to the requisite approval of the Arrangement Resolution by CEF Shareholders at the Meeting, the hearing in respect of the Final Order is scheduled to take place on July 16, 2012 at 2:00 p.m. (Calgary time) at the Court of Queen's Bench of Alberta, 601- 5th Street S.W., Calgary, Alberta, or as soon thereafter as is reasonably practicable. At the hearing, any CEF Shareholder or other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court a notice of intention to appear in accordance with the Alberta Rules of Court, serving such notice upon the solicitors of the Corporation on or before 12:00 p.m. (Calgary time) on July 11, 2012 and satisfying any other requirements as provided in the Interim Order.  At the hearing for the Final Order, the Court will consider, among other things, the fairness and reasonableness of the Arrangement.  The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, or refuse to approve the Arrangement as the Court deems fit.

Assuming that the Final Order is granted, and that the other conditions set forth in the Arrangement Agreement are satisfied or waived by the party or parties for whose benefit they exist, then the Articles of Arrangement will be filed with the Registrar to give effect to the Arrangement and all other arrangements and documents necessary to complete the Arrangement will be delivered as soon as reasonably practicable thereafter. Subject to receipt of the Final Order and the satisfaction of the other conditions to the completion of the Arrangement, the Effective Date of the Arrangement is expected to occur on or about July 16, 2012.

MI 61-101

MI 61-101 is intended to regulate certain transactions to ensure equality of treatment among securityholders, generally requiring enhanced disclosure, approval by a majority of securityholders (excluding interested or related parties), independent valuations and, in certain circumstances, approval and oversight of the transaction by a special committee of independent directors.

MI 61-101 provides that, in certain circumstances, where an "interested party", which includes a "related party", of an issuer is a party to a "connected transaction" or is entitled to receive a "collateral benefit" (as such terms are defined in MI 61-101) in connection with an acquisition transaction (such as the Arrangement), such transaction may be considered a "business combination" and subject to minority approval requirements.  If "minority approval" is required, MI 61-101 requires that, in addition to the approval of the Arrangement Resolution by not less than 66⅔ percent of the votes cast by the CEF Shareholders present in person or represented by proxy and entitled to vote at the Meeting, the Arrangement must also be approved by a simple majority of the votes cast by the CEF Shareholders, excluding those votes attaching to CEF Shares beneficially owned, or over which control or direction is exercised, by related parties of CEF, which includes directors and officers of CEF who are considered to have received a "collateral benefit", as such term is defined in MI 61-101, as a consequence of the Arrangement.

However, a related party is not considered under MI 61-101 to have received a collateral benefit if such related party and its "associated entities" (as defined in MI 61-101) beneficially owns, or exercises control or direction over, less than 1% of the issuer's outstanding equity securities or to certain transactions in which an independent committee of directors has determined, acting in good faith, that the value of the benefits received by a related party, net of any offsetting costs to the related party, is less than 5% of the value the related party expects to receive pursuant to the transaction, provided the independent committee's determination is disclosed in the disclosure document for the transaction.

Payments to be paid to or other benefits to be received by any of the directors or executive officers of CEF as a consequence of the completion of the Arrangement may constitute a "collateral benefit" for purposes of MI 61-101 such that the Arrangement would therefore constitute a "business combination" under MI 61-101.

None of the directors or officers and their respective associated entities own more than 1% of the outstanding CEF Shares other than Michael West and Timothy Ritchie (assuming the exercise of the CEF Options and vesting and settlement of CEF Units held by them).

See "Interests of Certain Persons or Companies in the Arrangement" and "Information Concerning CE Franklin Ltd. - Ownership of Securities of CE Franklin Ltd".

The value of the applicable benefits to be received by Mr. West and Mr. Ritchie, net of any offsetting costs, will be greater than 5% (to each of them) of the value of the consideration to be received by Mr. West and Mr. Ritchie, respectively, under the Arrangement in exchange for their CEF Shares.  Accordingly, the change of control payment to Mr. West pursuant to his employment agreement,  the payments to Mr. West and Mr. Ritchie for those CEF Units for which vesting will be accelerated due to the Arrangement and the payments to Mr. West and Mr. Ritchie relating to their non-competition agreements constitute a "collateral benefit" under MI 61-101 and, as a result, the Arrangement is considered a "business combination" which requires the approval of a simple majority of CEF Shareholders voting at the Meeting, excluding the CEF securities held by Mr. West and Mr. Ritchie, each a "related party" under MI 61-101.

Consequently, Mr. West's 66,882 CEF Shares and Mr. Ritchie's 6,573 CEF Shares, which together represent approximately 0.4% of the issued and outstanding CEF Shares, will not be permitted to be voted on the Arrangement for purposes of determining whether the required minority approval has been obtained as provided by MI 61-101.

No formal valuation is required for the Arrangement under MI 61-101, as no interested party, whether alone or with joint actors, would, as a consequence of the Arrangement, directly or indirectly, acquire CEF and no interested party is a party to any connected transaction to the Arrangement which is a related party transaction for which CEF is required to obtain a formal valuation.

Stock Exchange Delisting and Status as a Reporting Issuer Following the Arrangement

CEF expects that the CEF Shares will be delisted from the Exchanges following the Effective Date.

Following the Effective Date, it is also anticipated that an application will be made to the applicable securities regulatory authorities in Canada for an order deeming the Corporation to no longer be a "reporting issuer" for the purposes of applicable securities legislation. As a result, the Corporation will no longer be subject to the ongoing disclosure and other obligations currently imposed upon it under such legislation.

Regulatory Approval

In addition to the approval of CEF Shareholders and the Court, it is a condition precedent to the implementation of the Arrangement that all requisite regulatory approvals be obtained.  Neither CEF nor NOCL is aware of any material approval or other action by any Governmental Entity that would be required to be obtained prior to the Effective Date, except as described below. If any additional filings or consents are required, such filings or consents will be sought but these additional requirements could delay the Effective Date or prevent the completion of the Arrangement.

Under the Competition Act, the Arrangement is a "notifiable transaction". When a transaction is a notifiable transaction under the Competition Act, a pre-merger notification and prescribed information must be provided to the Commissioner of Competition and the transaction may not be completed until the expiry, waiver or termination of the applicable waiting period.  The waiting period is 30 calendar days following the day on which the parties to the transaction submit the prescribed information unless, before the expiry of this period, the Commissioner of Competition notifies the parties that she requires additional information relevant to the Commissioner of Competition's assessment of the transaction. If the Commissioner of Competition requests additional information, the parties cannot complete the transaction until 30 calendar days after compliance with such request and if, at that time, there is no order in effect prohibiting completion.

Where a transaction does not raise substantive issues under the Competition Act, the Commissioner of Competition may, upon application, issue an Advance Ruling Certificate under Section 102 of the Competition Act.  Where an Advance Ruling Certificate is issued, the parties to the transaction are not required to file a pre-merger notification.  Further, if the notifiable transaction to which the Advance Ruling Certificate relates is substantially completed within one year after the Advance Ruling Certificate is issued, the Commissioner of Competition cannot seek an order of the Competition Tribunal under the merger provisions of the Competition Act in respect of the notifiable transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the Advance Ruling Certificate was issued.

Under the Competition Act, the Commissioner of Competition may decide to challenge the transaction or prevent its closing if the Commissioner is of the view that the transaction is likely to prevent or lessen competition substantially.

NOCL and CEF will file a pre-merger notification and will apply for an Advance Ruling Certificate or in lieu thereof, a no-action letter, in respect of the transactions contemplated by the Arrangement.

Completion of the Arrangement is subject to the condition that one or more of the following shall have occurred: (i) the applicable waiting period under section 123 of the Competition Act shall have expired or been terminated or waived, and the Commissioner has issued a letter to the Parties indicating that she does not intend at that time to make an application under section 92 of the Competition Act precluding completion of the transactions contemplated by the Arrangement and any terms and conditions attached to any such letter shall be acceptable to each of NOCL and CEF, acting reasonably; or (ii) the commissioner shall have issued an Advance ruling Certificate in respect of the transactions contemplated by the Arrangement in form and substance acceptable to each of NOCL and CEF acting reasonably.

Judicial Developments

The Plan of Arrangement will be implemented pursuant to Section 193 of the ABCA which provides that, where it is impracticable for a corporation to effect a business arrangement under any other provisions of the ABCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation.  Pursuant to these sections of the ABCA, such an application will be made by CEF for approval of the Arrangement.  See "Principal Legal Matters - Court Approval and Completion of the Arrangement" above.  Although there have been a number of judicial decisions considering this Section and applications to various arrangements, there have not been, to the knowledge of CEF, any recent significant decisions which would apply in this instance.  CEF Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Norton Rose Canada LLP, counsel for CEF, the following is a summary of the principal Canadian federal income tax considerations under the Tax Act relating to the Arrangement generally applicable to Holders.   CEF Shares will generally be considered to be capital property to a Holder unless such CEF Shares are held by the Holder in the course of carrying on a business of trading or dealing in securities, or were acquired in one or more transactions considered to be an adventure in the nature of trade. Certain Holders who are residents of Canada for purposes of the Tax Act and whose CEF Shares might not otherwise qualify as capital property, may be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their CEF Shares and every "Canadian security" (as defined in the Tax Act) owned by such Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Holders who do not hold their CEF Shares as capital property should consult their own tax advisors regarding their particular circumstances.

This summary does not apply to a Holder: (i) that is a "financial institution", for the purposes of the mark-to-market rules in the Tax Act; (ii) an interest in which is a "tax shelter investment" as defined in the Tax Act; (iii) that is a "specified financial institution" as defined in the Tax Act; (iv) whose functional currency for the purposes of the Tax Act is the currency of a country other than Canada; or (v) who acquired their CEF Shares on the exercise of an employee stock option. Any such Holder should consult its own tax advisor with respect to the Arrangement.

This summary is based upon: (i) the current provisions of the Tax Act and the Regulations in force as of the date hereof; (ii) all Proposed Amendments; and (iii) counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency published in writing and publicly available prior to the date hereof.  Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law or administrative practice, nor does it take into account provincial or territorial tax laws of Canada or the tax laws of any foreign jurisdiction.  No assurance can be given that the Proposed Amendments will be enacted as proposed (or at all) or that legislative, judicial or administrative changes will not alter the statements made herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder.  Accordingly, each Holder should obtain independent advice as to the income tax consequences to them of the Arrangement.

Holders Resident in Canada

The following section of the summary is applicable to a Resident Holder.

Disposition of CEF Shares upon the Arrangement

A Resident Holder who disposes of a CEF Share for the Consideration upon the Arrangement will realize a capital gain (or a capital loss) equal to the amount by which the Consideration exceeds (or is less than) the aggregate of the adjusted cost base of the CEF Share immediately before the disposition and any reasonable costs associated with the disposition.  For a description of the tax treatment of capital gains and capital losses, see "Taxation of Capital Gains or Capital Losses" below.

Dissenting Resident Holders

A Resident Dissenting Holder will be deemed to have transferred such Resident Dissenting Holder's CEF Shares to Acquisitionco and will be entitled to receive a cash payment from Acquisitionco equal to the fair value of the Resident Dissenting Holder's CEF Shares.  Such a Resident Dissenting Holder will realize a capital gain (or a capital loss) equal to the amount by which the cash payment received from Acquisitionco (exclusive of any interest) exceeds (or is less than) the aggregate of the adjusted cost base of the CEF Shares immediately before the disposition and any reasonable costs associated with the disposition.  For a description of the tax treatment of capital gains and capital losses, see "Taxation of Capital Gains or Capital Losses" below.

Interest awarded to a Resident Dissenting Shareholder by a Court will be included in the Resident Dissenting Shareholder's income for the purposes of the Tax Act. In addition, a Resident Dissenting Shareholder that, throughout the relevant taxation year, is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay a refundable tax of 6⅔% on its "aggregate investment income" (as defined in the Tax Act) including interest income.

Additional income tax considerations may be relevant to Resident Dissenting Shareholders who fail to perfect or withdraw their claims pursuant to their Dissent Rights. Resident Dissenting Shareholders should consult their own tax advisors.

Taxation of Capital Gains or Capital Losses

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Resident Holder in a taxation year must be included in the Resident Holder's income for the year, and one-half of any capital loss (an "allowable capital loss") realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year (subject to and in accordance with rules contained in the Tax Act). Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

A Resident Holder that, throughout the relevant taxation year, is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay a refundable tax of 6⅔% on its "aggregate investment income" (as defined in the Tax Act), including any taxable capital gains.

The amount of any capital loss realized on the disposition or deemed disposition of a CEF Share by a Resident Holder that is a corporation may, in certain circumstances, be reduced by the amount of dividends received or deemed to have been received by it on such CEF Share (and in certain circumstances a share exchanged for such CEF Share) to the extent and under circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns such CEF Shares or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any such CEF Shares. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Holders Not Resident in Canada

The following section of the summary is applicable to a Non-Resident Holder.

Disposition of CEF Shares upon the Arrangement

A Non-Resident Holder will not be subject to income tax under the Tax Act on any capital gain realized on the disposition of CEF Shares upon the Arrangement unless the CEF Shares are "taxable Canadian property" to the Non-Resident Holder at the time such CEF Shares are disposed of and such capital gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax treaty between Canada and the country in which the Non-Resident Holder is resident.

Provided the CEF Shares are listed on a "designated stock exchange" (as defined in the Tax Act, which includes the TSX) at the time of disposition, the CEF Shares will generally not constitute taxable Canadian property to a Non-Resident Holder, unless at any time during the 60-month period immediately preceding the disposition of the CEF Share: (i) the Non-Resident Holder, persons not dealing at arm's length with such Non-Resident Holder or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of CEF; and (ii) more than 50% of the fair market value of the CEF Share was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, Canadian resource property, timber resource property, or any option in respect of, or interest in, or for civil law, rights in, property in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, CEF Shares could be deemed to be taxable Canadian property to a Non-Resident Holder.

In the event CEF Shares constitute or are deemed to constitute taxable Canadian property to a Non-Resident Holder, the tax consequences of the Non-Resident Holder realizing a capital gain on the disposition of such CEF Shares under the Arrangement will be as described above under the heading "Holders Resident in Canada - Disposition of CEF Shares upon the Arrangement", subject to the Non-Resident Holder being entitled to relief under the provisions of an applicable income tax treaty between Canada and the country in which the Non–Resident Holder is resident. Non-Resident Holders whose CEF Shares are or may be taxable Canadian property are urged to consult with their own tax advisors with respect to the Canadian federal income tax consequences of disposing of CEF Shares pursuant to the Arrangement, including any resulting Canadian reporting obligations.

Dissenting Non-Resident Holders

A Non-Resident Dissenting Holder will be deemed to have transferred such Non-Resident Dissenting Holder's CEF Shares to Acquisitionco and will be entitled to receive a cash payment from Acquisitionco equal to the fair value of the Non-Resident Dissenting Holder's CEF Shares.  Any resulting capital gain (or capital loss) realized by the Non-Resident Dissenting Holder will be subject to the same Canadian tax treatment as described above under "Holders Not Resident in Canada - Disposition of CEF Shares upon the Arrangement".  An amount paid in respect of interest awarded by the Court to a dissenting Non-Resident Holder will generally not be subject to Canadian withholding tax.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes certain U.S. federal income tax considerations generally applicable to holders of CEF Shares with respect to the disposition of CEF Shares pursuant to the Arrangement.  It addresses only holders that hold CEF Shares as capital assets within the meaning of Section 1221 of the Code.  The following summary does not purport to be a complete analysis of all of the potential U.S. federal income tax considerations that may be relevant to particular holders in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as brokers, dealers in securities or currencies, financial institutions, mutual funds, insurance companies, tax-exempt entities, qualified retirement plans or other tax-deferred accounts, holders that own or have owned more than 5% of any class of CEF stock by vote or value (whether such stock is or was actually or constructively owned), regulated investment companies, common trust funds, holders subject to the alternative minimum tax, corporations that accumulate earnings to avoid U.S. federal income tax, persons holding CEF Shares as part of a straddle, hedge or conversion transaction or as part of a synthetic security or other integrated transaction, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, holders that have a "functional currency" other than the U.S. dollar, U.S. expatriates, and persons that acquired CEF Shares in a compensation transaction. In addition, this summary does not address persons that hold an interest in a partnership or other pass-through entity that holds CEF Shares, or tax considerations arising under the Laws of any state, local or non-U.S. jurisdiction or U.S. federal tax considerations (e.g., estate or gift tax) other than those pertaining to the income tax.

The following is based on the Code, Treasury Regulations and administrative rulings and court decisions, in each case as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect.

The tax treatment of a partner in a partnership (or other entity classified as a partnership for U.S. federal tax purposes) may depend on both the partnership’s and the partner’s status. Partnerships that are beneficial owners of CEF Shares, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. tax considerations applicable to them with respect to the disposition of CEF Shares pursuant to the Arrangement.

Holders should consult their own tax advisors as to the tax consequences applicable to them in their particular circumstances, including the effects of U.S. federal, state, local, foreign and other tax Laws.

IRS Circular 230 disclosure: To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. federal tax advice contained in this document is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter that is contained in this document.

U.S. Holders

Disposition of CEF Shares and Receipt of Cash Pursuant to the Arrangement

A U.S. Holder that disposes of CEF Shares in the Arrangement generally will recognize capital gain or loss equal to the difference between (i) the amount of cash that the U.S. Holder is entitled to receive pursuant to the Arrangement and (ii) the U.S. Holder’s adjusted tax basis in the CEF Shares disposed of in the Arrangement. Gain or loss must be determined separately for each block of CEF Shares (i.e., CEF Shares acquired at the same cost in a single transaction) disposed of pursuant to the Arrangement. Capital gain of a non-corporate U.S. Holder derived with respect to a disposition of CEF Shares in which the U.S. Holder has a holding period exceeding one year generally will be subject to U.S. federal income tax at favourable rates. The deductibility of capital loss is subject to limitations. U.S. Holders are urged to consult their tax advisors regarding such limitations.

If a U.S. Holder receives Canadian dollars pursuant to the Arrangement, the amount realized generally will equal the U.S. dollar value of the Canadian dollars received determined at the spot rate of exchange in effect on the date of actual or constructive receipt of the Canadian currency, regardless of whether the Canadian currency is in fact converted into U.S. dollars at such time. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a U.S. Holder determines its amount realized to the date such amount in Canadian dollars is actually converted into U.S. dollars will be treated as ordinary income or loss.

Gain or loss, if any, realized by a U.S. Holder upon the disposition of such U.S. Holder’s CEF Shares will be treated as having a U.S. source for U.S. foreign tax credit limitation purposes.

Exercise of Dissent Rights

A U.S. Holder that exercises dissent rights in the Arrangement and is paid cash in exchange for all of such U.S. Holder’s CEF Shares generally will recognize capital gain or loss in an amount equal to the difference, if any, between (i) the amount of cash received by such U.S. Holder in exchange for such CEF Shares and (ii) the tax basis of such U.S. Holder in such CEF Shares surrendered.  For this purpose, the amount realized generally will equal the U.S. dollar value of the Canadian dollars received determined at the spot rate of exchange in effect on the date of actual or constructive receipt of the Canadian currency, regardless of whether the Canadian currency is in fact converted into U.S. dollars at such time.

Gain or loss, if any, realized by a U.S. Holder upon the exchange of such U.S. Holder’s CEF Shares will be treated as having a U.S. source for U.S. foreign tax credit limitation purposes.

Non-U.S. Holders

Disposition of CEF Shares Pursuant to the Arrangement

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized on the disposition of CEF Shares pursuant to the Arrangement, provided that (i) the gain is not effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the U.S., and (ii) in the case of a Non-U.S. Holder that is an individual, such Non-U.S. Holder is not present in the U.S. for 183 days or more in the taxable year of the disposition.

Income Effectively Connected with a U.S. Trade or Business

If a Non-U.S. Holder is engaged in a trade or business in the U.S. and (i) gain realized on the disposition of CEF Shares pursuant to the Arrangement is effectively connected with the conduct of that trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax on such effectively connected income on a net income basis in the same manner as if such Non-U.S. Holder were a U.S. Holder. In addition, if the Non-U.S. Holder is a corporation, it may also be subject to a branch profits tax (currently imposed at a rate of 30%), unless such Non-U.S. Holder is exempt from, or entitled to a reduction in, branch profits tax under an applicable tax treaty.

Information Reporting and Backup Withholding Tax

If certain information reporting requirements are not met, a holder may be subject to backup withholding tax (currently imposed at a rate of 28%) on (i) cash proceeds received on the disposition of CEF Shares pursuant to the Arrangement. Backup withholding tax is not an additional tax. A holder subject to the backup withholding tax rules will be allowed a credit of the amount withheld against such holder’s U.S. federal income tax liability and, if backup withholding tax results in an overpayment of U.S. federal income tax, such holder may be entitled to a refund, provided that the requisite information is correctly furnished to the IRS in a timely manner. Holders should consult their own tax advisors as to the information reporting and backup withholding tax rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO HOLDERS OF CEF SHARES WITH RESPECT TO THE DISPOSITION OF CEF SHARES PURSUANT TO THE ARRANGEMENT. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN THE ARRANGEMENT

CEF has entered into an employment agreement with Michael S. West, President and Chief Executive Officer of CEF, dated April 7, 2008, and an employment agreement with Derren Newell, Vice President and Chief Financial Officer, dated February 2, 2012.  The employment agreements provide for payments in the event of a "change of control" of CEF.  A "change of control" event will occur if the Arrangement is completed and Mr. West and Mr. Newell will be entitled to payments of 24 months salary, benefits and bonus and 12 months salary, benefits and bonus, respectively, and immediate vesting of all CEF PSUs and CEF RSUs so held by Mr. West and Mr. Newell (all CEF Options held by Mr. West are already vested).  The aggregate payments under the employment agreements with Mr. West and Mr. Newell will be approximately $1.5 million and $600,000, respectively (not including payments in respect of CEF Options, CEF PSUs and CEF RSUs).

Pursuant to the terms of the CEF Stock Option Plan and CEF Unit Plan, CEF has granted CEF Options and CEF Units to officers of CEF.  All of the CEF Options granted by CEF have vested as of the date of this Information Circular.  Pursuant to the Plan of Arrangement and in accordance with the terms of the CEF Unit Plan, vesting of all unvested CEF Units will be accelerated effective at the Effective Time.  Each CEF Optionholder shall exercise all of the CEF Options held by it, using the Option Loan and shall receive $12.75 in cash in exchange for each resulting CEF Share, less amounts required for repayment of the Option Loan and statutory employee tax withholdings pursuant to the Arrangement.  CEF Unitholders shall have CEF Shares distributed to them from the EBP Trust on a one-for-one basis for each CEF RSU and a portion of the CEF PSUs outstanding and shall receive $12.75 in cash in exchange for each resulting CEF Share less statutory employee tax withholdings pursuant to the Arrangement.  The remaining holders of CEF PSUs shall receive $12.75 in cash, from CEF, in full satisfaction of each remaining CEF PSU less statutory employee tax withholdings.  As at the date of this Information Circular, CEF had outstanding 668,233 CEF Options, 235,943 CEF PSUs and 354,811 CEF RSUs issued to directors and officers of CEF.  The aggregate payment to such officers for the resulting CEF Shares and the remaining CEF PSUs, prior to taking into consideration statutory employee tax withholdings and net of the exercise price for the CEF Options, is approximately $4.7 million from CEF Options, $3 million from CEF PSUs and $4.5 million from CEF RSUs. All of the CEF Options are fully vested.  An aggregate of $4.2 million in payments results from unvested CEF Units which will vest as a result of the Arrangement.

Pursuant to the terms of the CEF DSU Plan, CEF has granted CEF DSUs to directors of CEF.  Pursuant to the terms of the CEF DSU Unit Plan and the Arrangement, directors of CEF which hold CEF DSUs will be entitled to receive $12.75 in cash in full settlement of each CEF DSU so held.  At the date of this Information Circular, CEF had outstanding 117,422 CEF DSUs.  The aggregate payment to directors is approximately $1.5 million from CEF DSUs.

Four senior officers of CEF, including Mr. West and Mr. Ritchie, have entered into non-competition, non-solicitation and confidentiality agreements with CEF dated May 30, 3012 providing for certain restrictions on such officers following the Effective Time with respect to the use and disclosure of confidential information, competing with CEF and the solicitation of certain types of business from customers or suppliers of CEF.  In consideration for entering into such agreements, the officers have received, in the aggregate, $50,000.

As both Mr. West and Mr. Ritchie hold more than 1% of the outstanding CEF Shares (assuming the exercise of the CEF Options and vesting and settlement of the CEF Units held by them) and as a result of the acceleration of vesting of CEF RSUs and CEF PSUs held by Mr. West and Mr. Ritchie, the above described change of control payment to Mr. West and the payments made to Mr. West and Mr. Ritchie in consideration for the non-competition agreement described above, the Arrangement is considered to be a "business combination" under MI 61-101.  See "Principal Legal Matters - MI 61-101".

Directors and executive officers of CEF own beneficially, directly or indirectly, or exercise control or direction over, an aggregate of approximately 136,351 CEF Shares and are entitled to acquire an aggregate of 1,376,409 additional CEF Shares upon exercise or settlement of the CEF Options, CEF PSUs, CEF RSUs and CEF DSUs, as applicable, subject to the right of CEF, in the case of the CFU

PSUs, CFU RSUs and CFU DSUs, to elect to pay cash to settle the obligations thereunder equal to the fair market value of CEF Shares.  Each has agreed to vote all of their CEF Shares in favour of the Arrangement Resolution and all other matters to be considered at the Meeting.

Schlumberger beneficially owns approximately 9,729,582 CEF Shares representing approximately 55.8% of the issued and outstanding CEF Shares.  Schlumberger has agreed to vote all such CEF Shares in favour of the Arrangement Resolution and all other matters to be considered at the Meeting.

The Special Committee has retained CIBC to be its financial advisor with respect to the Arrangement.  CIBC will receive fees from CEF for the financial advisory services rendered, payment of which is contingent upon the completion of the Arrangement.

None of the principal holders of CEF Shares or any director or executive officer of CEF or any associate or any affiliate of any foregoing persons, has or had any material interest in any transaction in the last three years or any proposed transaction that materially affected, or will materially affect, CEF or any of its affiliates except as disclosed above or elsewhere in this Information Circular (including the documents incorporated by reference) or the Appendices hereto.

Pursuant to the Arrangement Agreement, CEF is permitted to secure "run off" directors' and officers' liability insurance for the current and former directors and officers of CEF, covering claims made prior to or within six years after the Effective Date, which has a scope and coverage substantially equivalent in scope and coverage to that currently provided pursuant to CEF's directors' and officers' insurance policies.

INFORMATION CONCERNING CE FRANKLIN LTD.

General Information Concerning CE Franklin Ltd.

CEF is a reporting issuer in British Columbia, Alberta and Ontario.  The CEF Shares are listed and posted for trading on the TSX under the symbol "CFT" and are listed and posted for trading on the NASDAQ under the symbol "CFK".  CEF's head office is located at Suite 1800, 635 8th Avenue S.W., Calgary, Alberta, T2P 3M3. The registered office of the Corporation is located at 3700 Devon Tower, 400 Third Avenue S.W., Calgary, Alberta, T2P 4H2.

The business of CEF is supplying products and services to the energy industry.  CEF distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to oil and gas producers in Canada as well as to the oil sands, refining, heavy oil, petrochemical, forestry and mining industries. These products are distributed through its 39 branches, which are situated in towns and cities serving particular oil and gas fields of the western Canadian sedimentary basin.

Price Range and Trading Volume of CEF Shares

The CEF Shares are listed and posted for trading on the TSX under the symbol "CFT".  The following table sets forth the closing price range and trading volume of the CEF Shares as reported by the TSX for the periods indicated:

Period	High ($)	Low ($)	Close ($)	Volume
2011
May	9.60	9.20	9.53	51,001
June	9.75	8.85	8.90	15,835
July	9.12	8.50	9.00	10,549
August	8.75	8.00	8.00	13,368
September	8.85	7.73	8.50	26,018
October	8.89	8.06	8.50	19,198

Period	High ($)	Low ($)	Close ($)	Volume
November	8.50	7.60	8.40	56,901
December	8.50	8.15	8.26	55,181
2012
January	8.53	8.15	8.45	29,261
February	10.52	8.26	9.50	50,110
March	9.90	9.41	9.70	20,969
April	9.70	8.41	9.08	19,422
May	12.70	9.11	12.65	419,899
June 1-14	12.72	12.64	12.68	268,145

On May 30, 2012, the date that the Arrangement was publicly announced, the closing price of CEF Shares on the TSX was $9.35.  On June 15, 2012, the date of this Information Circular, the closing price of CEF Shares on the TSX was $12.70.

The CEF Shares are listed and posted for trading on the NASDAQ under the symbol "CFK".  The following table sets forth the closing price range, in U.S. dollars, and trading volume of the CEF Shares as reported by the NASDAQ for the periods indicated:

Period	High ($)	Low ($)	Close ($)	Volume
2011
May	9.95	9.47	9.82	65,098
June	9.89	8.91	9.61	30,117
July	9.68	9.04	9.35	30,490
August	9.42	7.85	8.46	16,092
September	8.92	7.78	8.11	39,278
October	8.62	8.03	8.52	29,934
November	8.57	7.91	8.09	16,444
December	8.47	7.99	8.20	41,545
2012
January	9.76	8.00	8.48	50,077
February	10.50	8.28	9.71	63,794
March	10.41	9.46	9.67	68,362
April	9.83	8.26	9.35	61,516
May	12.30	8.72	12.00	258,799
June 1-14	12.45	12.11	12.45	209,355

On May 30, 2012, the date that the Arrangement was publicly announced, the closing price of CEF Shares on the NASDAQ was U.S. $9.07.  On June 15, 2012, the date of this Information Circular, the closing price of CEF Shares on the NASDAQ was U.S.$12.34.

Previous Purchases

No CEF Shares have been purchased by CEF during the 12 months preceding the date of this Information Circular other than purchases pursuant to CEF's normal course issuer bid.  Under the normal course issuer bid, in the preceding 12 months, CEF purchased an aggregate of 9,225 CEF Shares at prices ranging from $8.13 to $8.64, with an average price of $8.27.

Previous Distributions

No securities of CEF have been distributed during the five years preceding the date of this Information Circular other than distributions made pursuant to the exercise of CEF Options.  In the preceding five years, CEF has distributed an aggregate of 379,607 CEF Shares pursuant to the exercise of CEF Options at prices ranging from $3.83 to $12.80, with an average price of $7.80.

Ownership of Securities of CE Franklin Ltd.

As at the date of this Information Circular, the issued share capital of CEF consisted of 18,021,770 CEF Shares. In addition, 724,126 CEF Options, 244,037 CEF PSUs, 378,965 CEF RSUs and 117,422 CEF DSUs were outstanding.  To the knowledge of the directors and officers of CEF, after reasonable inquiry, no person or company beneficially owns, or exercises control or direction over, more than 10% of the outstanding CEF Shares other than Schlumberger, which holds 9,729,582 CEF Shares through its wholly owned subsidiary, Wilson Distribution Holdings LLC, representing approximately 55.8% of the outstanding CEF Shares.

The names of the directors and officers of CEF and the respective numbers and percentages of CEF securities owned, or over which control or direction is exercised, by each of the directors and officers of CEF and, to their knowledge, after reasonable enquiry, their respective associates, as at the date hereof are as set out in the following table.

Name and Position Held	# of CEF Shares Held	% of CEF Shares Held	# of CEF Options Held	% of CEF Options Held	# of CEF PSUs Held	% of CEF PSUs Held	# of CEF RSUs Held	% of CEF RSUs Held	# of CEF DSUs Held	% of CEF DSUs Held

James E. Baumgartner Vice-President, Commercial Strategies	8,638	0.05%	64,855	9.0%	19,058	7.8%	29,745	7.9%	N/A	N/A

Merv Day Senior Vice-President, Business Development	39,400	0.22%	0	0%	26,649	10.9%	41,875	11.0%	N/A	N/A

Robert J. Engbloom, Secretary	0	0%	0	0%	0	0%	0	0%	N/A	N/A

Donna Garbutt, Director	0	0%	0	0%	0	0%	0	0%	N/A	N/A

Michael Hogan, Director	0	0%	0	0%	0	0%	0	0%	41,763	35.6%

Ronald Koper, VP Business Effectiveness	0	0%	105,761	14.6%	11,199	4.6%	17,217	4.5%	N/A	N/A

Ryan Mahony, Controller	0	0%	0	0%	1,035	0.4%	2,213	0.6%	N/A	N/A

Robert McClinton, Director	0	0%	0	0%	0	0%	0	0%	42,717	36.4%

Derren Newell VP and CFO	0	0%	0	0%	24,688	10.1%	30,419	8.0%	N/A	N/A

Dharmesh Prasad, Director	0	0%	0	0%	0	0%	0	0%	N/A	N/A

Name and Position Held	# of CEF Shares Held	% of CEF Shares Held	# of CEF Options Held	% of CEF Options Held	# of CEF PSUs Held	% of CEF PSUs Held	# of CEF RSUs Held	% of CEF RSUs Held	# of CEF DSUs Held	% of CEF DSUs Held

Timothy M. Ritchie VP, Strategic Execution	6,573	0.04%	134,274	18.5%	21,968	9.0%	29,008	7.7%	N/A	N/A

Barry Schellenberg, VP Supply Chain	0	0%	0	0%	8,936	3.7%	10,517	2.8%	N/A	N/A

Della Rae Tardif, Treasurer	7,485	0.04%	43,805	6.1%	1,250	0.5%	3,128	0.8%	N/A	N/A

Roderick Tatham, VP Operations	7,373	0.04%	70,119	9.7%	15,175	6.2%	23,802	6.3%	N/A	N/A

Bradley Thomson, Director	0	0%	0	0%	0	0%	0	0%	16,471	14.0%

Keith Turnbull, Director	0	0%	0	0%	0	0%	0	0%	16,471	14.0%

Michael S. West President and CEO	66,882	0.37%	249,419	34.4%	105,985	43.4%	166,887	44.0%	N/A	N/A

Auditors, Registrar and Transfer Agent

The auditors of CEF are PricewaterhouseCoopers LLP, Chartered Accountants, 3100, 111 - 5th Avenue S.W., Calgary, Alberta, T2P 5L3.  PricewaterhouseCoopers LLP or its predecessor, Coopers & Lybrand, have been the auditors of the Corporation since February 1993.

Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario is the registrar and transfer agent for the CEF Shares.

Additional Information

Additional information relating to CEF is available on the SEDAR website at www.sedar.com.  Financial information concerning CEF is provided in its most recent interim financial report for the period ended March 31, 2012, which can be accessed on SEDAR or is available without charge by contacting CEF at Suite 1800, 635 - 8th Avenue S.W., Calgary, Alberta, T2P 3M3; (403) 531-5600.

INFORMATION CONCERNING THE PURCHASER PARTIES

The information concerning the Purchaser Parties contained in this Information Circular has been provided by the Purchaser Parties. Although CEF has no knowledge that would indicate that any of such information is untrue or incomplete, CEF does not assume any responsibility for the accuracy or completeness of such information or the failure by any of the Purchaser Parties to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to the Purchaser Parties.

NOCL

NOCL is a Dutch private company with limited liability, having its corporate seat in Etten-Leur, the Netherlands, with its registered office address at Nijverheidsweg 45, 4879 AP Etten-Leur, the Netherlands. NOCL is a holding company and does not carry on any active business operations other than the holding of shares of its subsidiaries.

Acquisitionco

Acquisitionco is a direct wholly-owned subsidiary of NOCL.  Acquisitionco was incorporated under the ABCA on May 22, 2012.  Acquisitionco’s registered office is located at 1500, 850 – 2nd Street S.W., Calgary, Alberta, T2P 0R8.  Acquisitionco was incorporated solely for the purpose of completing the Arrangement and presently has no assets or liabilities other than nominal share capital held by NOCL.  Immediately prior to the completion of the Arrangement, Acquisitionco will be funded by NOCL and its affiliates to enable Acquisitionco to pay the Consideration to CEF Shareholders in accordance with the terms of the Arrangement.

Guarantor

Guarantor is an affiliate of NOCL and Acquisitionco.  Guarantor was amalgamated under the ABCA on January 1, 2012.  Guarantor’s registered office is located at 1500, 850 – 2nd Street S.W., Calgary, Alberta, T2P 0R8. Guarantor designs, manufactures and sells rig equipment used in oil and gas drilling and production operations.

Each of NOCL, Acquisitionco and Guarantor is an indirect wholly-owned subsidiary of National Oilwell Varco, Inc.  National Oilwell Varco, Inc. is a worldwide leader in the design, manufacture and sale of equipment and components used in oil and gas drilling and production operations, the provision of oilfield services, and supply chain integration services to the upstream oil and gas industry.

RISK FACTORS

The following risk factors should be carefully considered by CEF Shareholders in evaluating whether to approve the Arrangement Resolution.

Risks Relating to the Arrangement

The completion of the Arrangement is subject to a number of conditions precedent, some of which are outside the control of the Parties, including receipt of the Final Order. Other conditions precedent which are outside of CEF's control include the receipt of the Competition Act Approval, the number of CEF Shares in respect of which Dissent Rights are exercised and obtaining requisite CEF Shareholder approval.  There can be no certainty, nor can CEF provide any assurance, that all conditions precedent to the Arrangement will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived.  Each of NOCL and CEF has the right, in certain circumstances, to terminate the Arrangement Agreement.  Accordingly, there can be no certainty, nor can CEF provide any assurance, that the Arrangement Agreement will not be terminated by either of NOCL or CEF prior to the completion of the Arrangement.

If, for any reason, the Arrangement is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, the market price of CEF Shares may be materially adversely affected.  CEF's business, financial condition or results of operations could also be subject to various material adverse consequences, including that CEF would remain liable for significant costs relating to the Arrangement including, among others, legal, accounting and printing expenses.  In addition, depending on the circumstances in which termination of the Arrangement Agreement occurs, CEF may have to pay the Termination Fee as provided for in the Arrangement Agreement.

See also "Background to the Arrangement – Reasons for the Arrangement" for a description of certain risks and other potentially negative factors concerning the Arrangement.

Risks Relating to the Corporation

Whether or not the Arrangement is completed, CEF will continue to face many of the risks that it currently faces with respect to its business and affairs.  These risk factors are further detailed in CEF's management discussion and analysis attached to the annual report for the financial year ended December 31, 2011 and other filings of the Corporation filed with the Securities Authorities and available on SEDAR at www.sedar.com.

RIGHTS OF DISSENTING SHAREHOLDERS

A registered CEF Shareholder is entitled to dissent under the Plan of Arrangement and to be paid the fair value of such CEF Shareholder's CEF Shares if such CEF Shareholder duly complies with the Dissent Procedures and the Arrangement becomes effective.  The Interim Order provides for Dissent Rights that are substantially similar to those provided for under Section 191 of the ABCA.  The following summary is qualified in its entirety by the provisions of Section 191 of the ABCA and the full text of the Interim Order.  The full text of Section 191 of the ABCA is set forth as Appendix E to this Information Circular.

In addition to any other right that a Dissenting Shareholder may have, a Dissenting Shareholder who complies with the Dissent Procedures is entitled, when the Arrangement becomes effective, to require Acquisitionco to pay such Dissenting Shareholder the fair value of such Dissenting Shareholder's CEF Shares, determined as of the close of business on the last business day before the day on which the Arrangement Resolution is adopted.

A Court hearing the application for the Final Order has the discretion to alter the Dissent Rights based on the evidence presented at such hearing.

A CEF Shareholder wishing to exercise Dissent Rights must send to CEF c/o of Norton Rose Canada LLP, 3700, 400 - 3rd Avenue S.W. Calgary, Alberta T2P 4H2, Attention: Steven H. Leitl, not later than 5:00 p.m. (Calgary time) on July 12, 2012, the second last business day preceding the Meeting, a written notice of objection to the Arrangement Resolution with respect to all the CEF Shares held by such CEF Shareholder demanding payment of the fair value of the CEF Shareholder's CEF Shares in compliance with the Dissent Procedures.

Section 191 of the ABCA and the Interim Order provides that a Dissenting Shareholder may not dissent in respect of only a portion of such holder's CEF Shares but must dissent with respect to all of the CEF Shares held by the Dissenting Shareholder or on behalf of a beneficial owner and registered in the Dissenting Shareholder's name.  One consequence of the provision is that a holder of CEF Shares may only exercise the Dissent Rights in respect of CEF Shares which are registered in that holder's name.  A CEF Shareholder who votes CEF Shares at the Meeting, whether in person or by proxy, in favour of the Arrangement Resolution shall not be entitled to exercise Dissent Rights.  In many cases, shares beneficially owned by a person are registered in the name of an intermediary or a clearing agency, such as CDS.  Accordingly, a non-registered CEF Shareholder will not be entitled to exercise the Dissent Rights under Section 191 directly (unless the CEF Shares are re-registered in the non-registered shareholder's name).  A non-registered holder who wishes to exercise the right of dissent should immediately contact the intermediary with whom the non-registered holder deals with in respect of his or her CEF Shares and either: (i) instruct the intermediary to exercise the right to dissent on the non-registered holder's behalf (which, if the CEF Shares are registered in the name of CDS or other clearing agency, would require that the CEF Shares first be re-registered in the name of the intermediary); or (ii) instruct the intermediary to re-register the CEF Shares in the name of the non-registered holder, in which case the non-registered holder would have to exercise the right to dissent directly.

An application may be made to the Court by Acquisitionco or by a Dissenting Shareholder to fix the fair value of the Dissenting Shareholder's CEF Shares.  If such an application to the Court is made by Acquisitionco or a Dissenting Shareholder, Acquisitionco must, unless the Court otherwise orders, send to each Dissenting Shareholder an Offer. The Offer, unless the Court otherwise orders, will be sent to each Dissenting Shareholder at least 10 days before the date on which the application is returnable, if Acquisitionco is the applicant, or within 10 days after Acquisitionco is served with a copy of the notice of the application, if a CEF Shareholder is the applicant.  The Offer will be made on the same terms to each Dissenting Shareholder and will be accompanied by a statement showing how the fair value was determined, or if applicable, a notification that Acquisitionco is unable to pay Dissenting Shareholders for their CEF Shares.

A Dissenting Shareholder may make an agreement with Acquisitionco for the purchase of such holder's CEF Shares for the same amount as the Offer or otherwise, at any time before the Court pronounces an order fixing the fair value of the CEF Shares.

A Dissenting Shareholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application or appraisal. On the application, the Court will make an order fixing the fair value of the CEF Shares of all Dissenting Shareholders who are parties to the application, giving judgment in that amount against Acquisitionco in favour of each of those Dissenting Shareholders, and fixing the time within which Acquisitionco must pay that amount payable to the Dissenting Shareholders.  The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder calculated from the date on which the Dissenting Shareholder ceases to have any rights as a CEF Shareholder, until the date of payment.

After the Effective Time, or upon the making of an agreement between Acquisitionco and the Dissenting Shareholder as to the payment to be made by Acquisitionco to the Dissenting Shareholder, or upon the pronouncement of a court order, whichever first occurs, the Dissenting Shareholder ceases to have any rights as a CEF Shareholder other than the right to be paid the fair value of the CEF Shares held by such Dissenting Shareholder in the amount agreed to between Acquisitionco and the Dissenting Shareholder or in the amount of the judgment, except where: (i) the Dissenting Shareholder withdraws such Dissenting Shareholder's written notice of objection; or (ii) the Arrangement Resolution is terminated, in which case such CEF Shareholder's rights as a CEF Shareholder are reinstated as of the date such CEF Shareholder sent the demand for payment.  In either event, the dissent and appraisal proceedings in respect of that Dissenting Shareholder will be discontinued.

CEF Shareholders who are considering exercising Dissent Rights should be aware that there can be no assurance that the fair value of their CEF Shares as determined under the applicable provision of the ABCA (as modified by the Plan of Arrangement and the Interim Order) will be more than or equal to the Consideration under the Arrangement.  In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such Dissenting Shareholder's CEF Shares.

The above is only a summary of the Dissent Rights which are technical and complex.  It is suggested that the CEF Shareholders wishing to avail themselves of their rights under those provisions seek their own legal advice, as failure to comply strictly with the provisions of the Interim Order and the ABCA may prejudice their right of dissent.

We urge all CEF Shareholders that are considering exercising Dissent Rights to consult their own tax advisor with respect to the income tax consequences to them of such action.

Notwithstanding Section 191 of the ABCA, Dissenting Shareholders who duly exercise Dissent Rights and who are ultimately entitled to be paid fair value for their CEF Shares will be deemed to have transferred their CEF Shares as of the Effective Time and without any further authorization, act or formality and free and clear of all liens, encumbrances or claims, to Acquisitionco at the same time as all other CEF Shares are acquired by Acquisitionco under the Arrangement.  In the event that a Dissenting Shareholder fails to perfect or effectively withdraws a claim under Section 191 of the ABCA or forfeits the right to make a claim under that section or such CEF Shareholder's rights as a CEF Shareholder are otherwise reinstated, such CEF Shareholder's CEF Shares will thereupon be deemed to have been transferred to Acquisitionco at the same time as all other CEF Shares are acquired by Acquisitionco under the Arrangement for $12.75 in cash per CEF Share.  In no case will such Dissenting Shareholder be recognized as a holder of CEF Shares after the Effective Time.

PROCEDURES FOR THE SURRENDER OF SHARE CERTIFICATES
AND RECEIPT OF CONSIDERATION

The details of the procedures for the deposit of CEF Share certificates and the delivery by the Depositary of the cash consideration are set out in the Letter of Transmittal (printed on blue paper) accompanying this Information Circular. Registered Shareholders who have not received a Letter of Transmittal should contact the Depositary at 1-800-564-6253.

Only registered CEF Shareholders are required to submit a Letter of Transmittal.  Non-registered CEF Shareholders who hold their CEF Shares through a nominee or intermediary, such as a broker or dealer, should carefully follow any instructions provided to them by such nominee.

CEF Shareholders must properly complete, duly sign and return the enclosed Letter of Transmittal together with the certificate(s) representing their CEF Shares, to the Depositary at one of the offices specified in the Letter of Transmittal.

CEF Shareholders who deposit a properly completed and duly signed Letter of Transmittal, together with accompanying CEF Share certificate(s) and any other documentation required by the Depositary, will be forwarded the Consideration to which they are entitled as soon as practicable after the later of the Effective Date and the date of receipt by the Depositary of the relevant Letter of Transmittal and accompanying CEF Share certificates and any other documentation required by the Depositary. It is recommended that CEF Shareholders complete and return their Letter of Transmittal to the Depositary on or before 5:00 p.m. (Calgary time) on the last business day immediately prior to the date of the Meeting, or if the Meeting is adjourned, such time on the business day immediately prior to the date of such adjourned Meeting. Once CEF Shareholders surrender their CEF Share certificates, they will not be entitled to sell the securities to which those certificates relate.  All certificate(s) representing CEF Shares deposited with the Depositary may be withdrawn at any time prior to the Meeting.

CEF Shareholders who do not forward to the Depositary a properly completed and duly signed Letter of Transmittal, together with their CEF Share certificate(s), will not receive the Consideration to which they are otherwise entitled until such a deposit is made. Whether or not CEF Shareholders forward their CEF Share certificate(s) upon the completion of the Plan of Arrangement on the Effective Date, CEF Shareholders will cease to be shareholders of the Corporation as of the Effective Date and will only be entitled to receive the Consideration to which they are entitled under the Plan of Arrangement or, in the case of registered CEF Shareholders who properly exercise Dissent Rights, the right to receive fair value for their CEF Shares in accordance with the Dissent Procedures.

No commission will be charged to CEF Shareholders who deliver their certificate(s) evidencing CEF Shares according to the instructions set out in the Letter of Transmittal. It is not possible to determine precisely when the Arrangement will become effective.  The Effective Date will not occur earlier than July 16, 2012.  If the Final Order is obtained and all conditions set forth in the Arrangement Agreement are satisfied or waived, CEF will file the Articles of Arrangement giving effect to the Arrangement such that the Effective Date is expected to be on or about July 16, 2012.

The method of delivery of certificates representing CEF Shares and all other required documents is at the option and risk of the person depositing their CEF Shares. Any use of the mail to forward certificates representing CEF Shares and/or the related Letters of Transmittal shall be at the election and sole risk of the person depositing CEF Shares, and documents so mailed shall be deemed to have been received by the Corporation only upon actual receipt by the Depositary. If such certificates and other documents are to be mailed, the Corporation recommends that insured mail be used with return receipt or acknowledgement of receipt requested.

A cheque representing the Consideration payable to a former holder of CEF Shares who has complied with the procedures set out above will, as soon as practicable after the Effective Date and after the receipt of all required documents: (i) be forwarded to the former CEF Shareholder at the address specified in the Letter of Transmittal by first-class mail; or (ii) be made available at the office of the Depositary at which the Letter of Transmittal and certificate(s) for CEF Shares were delivered, for pickup by the holder as requested by the holder, in the Letter of Transmittal. Under no circumstances will interest accrue or be paid by NOCL, Acquisitionco or the Depositary on the consideration for the CEF Shares to persons depositing CEF Shares with the Depositary, regardless of any delay in making any payment for the CEF Shares.

Subject to any applicable law relating to unclaimed personal property, a share certificate formerly representing CEF Shares that has not been deposited with all other documents as required by this Plan of Arrangement on or before the day that is three years less one day from the Effective Date shall cease to represent a claim or interest of any kind or nature against NOCL, Acquisitionco or CEF.  On such date, the aggregate cash amount to which the former CEF Shareholder referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to NOCL and/or Acquisitionco and shall be returned to NOCL and/or Acquisitionco, at NOCL's discretion, by the Depositary upon NOCL's and/or Acquisitionco's written direction.  None of NOCL, CEF, Acquisitionco or the Depositary shall be liable to any person in respect of any cash amount for CEF Shares delivered to a public official pursuant to any applicable law relating to unclaimed personal property.

Where a share certificate has been destroyed, lost or misplaced, the registered holder of that share certificate should immediately complete the Letter of Transmittal as fully as possible and return it together with a letter describing the loss, to the Depositary in accordance with instructions in the Letter of Transmittal. The Depositary has been instructed to respond with the replacement requirements to facilitate the issuance in exchange for such lost, stolen or destroyed certificate of a cheque representing the appropriate cash amount deliverable to such CEF Shareholder, which is also set out in Section 5.4 of the Plan of Arrangement. All required documentation must be properly completed, duly signed and returned to the Depositary before a cheque will be issued.

CEF Shareholders whose CEF Shares are registered in the name of a broker, investment dealer, bank, trust company or other intermediary should contact that intermediary for instructions and assistance in delivering share certificates representing those CEF Shares.

EXPENSES OF THE ARRANGEMENT

The estimated costs to be incurred by CEF relating to the Arrangement including, without limitation, financial advisory, accounting and legal fees and the preparation and printing of this Information Circular are expected to be approximately $3.4 million.

EXPERTS

Certain legal matters relating to the Arrangement will be passed upon at the closing of the Arrangement by Norton Rose Canada LLP, on behalf of CEF.  As of the date of this Information Circular, partners and associates of Norton Rose Canada LLP beneficially owned, directly or indirectly, less than 1% of the outstanding CEF Shares.

APPROVAL OF THE INFORMATION CIRCULAR

The content and mailing of this Information Circular has been approved by the CEF Board.

CONSENT OF CIBC WORLD MARKETS INC.

Dated:	June 15, 2012

To:	The Board of Directors of CE Franklin Ltd.

We hereby consent to the references to our firm name and to the reference to our fairness opinion dated May 30, 2012, contained under the headings "Summary - Background to and Reasons for the Arrangement", "Summary - Background to and Reasons for the Arrangement", "Summary - Recommendation of the CEF Board", "Summary - Fairness Opinion", "Background to the Arrangement - Background to the Arrangement Agreement", "Background to the Arrangement - Reasons for the Arrangement" and "Background to the Arrangement - Fairness Opinion" and the inclusion of the text of our fairness opinion dated May 30, 2012 as Appendix "D" to the information circular dated June 15, 2012.  Our fairness opinion was given as at May 30, 2012 and remains subject to the assumptions, qualifications and limitations contained therein.  In providing our consent, we do not intend that any person other than the directors of CE Franklin Ltd. shall be entitled to rely upon our opinion.

Calgary, Canada	(signed) "CIBC World Markets Inc."

APPENDIX A
ARRANGEMENT RESOLUTION

A-1

ARRANGEMENT RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.
The arrangement (the "Arrangement") under Section 193 of the Business Corporations Act (Alberta) (the "ABCA") involving NOCL Holding B.V. ("NOCL"), NOV Distribution Services ULC ("Acquisitionco") and CE Franklin Ltd. ("CEF"), as more particularly described and set forth in the management proxy circular (the "Circular") of CEF accompanying the notice of this meeting, as the Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

2.
The plan of arrangement (the "Plan of Arrangement") involving CEF, the full text of which is set out as Schedule "1.1(a)" to the Arrangement Agreement made as of May 30, 2012 and amended and restated on June 15, 2012 between NOCL, Acquisitionco, Dreco Energy Services ULC and CEF (the "Arrangement Agreement"), as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

3.
The Arrangement Agreement, the actions of the directors of CEF in approving the Arrangement Agreement and the actions of the directors and officers of CEF in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

4.
Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the shareholders of CEF or that the Arrangement has been approved by the Court of Queen's Bench of Alberta, the directors of CEF are hereby authorized and empowered without further notice to or approval of the shareholders of CEF (i) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5.
Any one director or officer of CEF be and is hereby authorized and directed for and on behalf of CEF to execute, under the corporate seal of CEF or otherwise, and to deliver to the Registrar under the ABCA for filing articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.

6.
Any one director or officer of CEF be and is hereby authorized and directed for and on behalf of CEF to execute or cause to be executed, under the corporate seal of CEF or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

A-2

APPENDIX B
ARRANGEMENT AGREEMENT

AMENDED AND RESTATED ARRANGEMENT AGREEMENT

Between

NOCL HOLDING B.V.

and

NOV DISTRIBUTION SERVICES ULC

and

DRECO ENERGY SERVICES ULC

and

CE FRANKLIN LTD.

Amended and Restated June 15, 2012

Contents
(continued)

ARRANGEMENT AGREEMENT

THIS AMENDED AND RESTATED ARRANGEMENT AGREEMENT is dated May 30, 2012, as amended and restated on June 15, 2012, between:

NOCL HOLDING B.V., a Dutch private company with limited liability, having its corporate seat in Etten-Leur, the Netherlands (the "Purchaser")

- and -

NOV DISTRIBUTION SERVICES ULC, a corporation existing under the laws of Alberta with its head office in the City of Calgary, in the Province of Alberta ("Acquisitionco")

- and -

DRECO ENERGY SERVICES ULC a corporation existing under the laws of Alberta with its head office in the City of Calgary, in the Province of Alberta ("Guarantor")

- and -

CE FRANKLIN LTD., a corporation existing under the laws of Alberta with its head office in the City of Calgary, in the Province of Alberta ("CE Franklin")

WHEREAS Purchaser and CE Franklin wish to propose an arrangement involving the acquisition by Acquisitionco of all of the issued and outstanding shares of CE Franklin pursuant to a plan of arrangement and in compliance with the provisions of the Business Corporations Act (Alberta);

AND WHEREAS the parties originally entered into an arrangement agreement on May 30, 2012 (the "Original Agreement") and now desire to amend and restate the Original Agreement to give effect to certain changes to the plan of arrangement scheduled to the Original Agreement by substituting the plan of arrangement included herein as Schedule 1.1(a) and by substituting the form of arrangement resolution included herein as Schedule 1.1(b);

AND WHEREAS upon the effectiveness of the Arrangement, shareholders of CE Franklin will receive $12.75 per CE Franklin Share (as defined below) as set forth herein;

AND WHEREAS the parties hereto have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters related to the transaction herein provided for;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT IN CONSIDERATION of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE I
INTERPRETATION

1.1       Definitions

In this Agreement, unless the context otherwise requires:

"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended;

"Acquisition Proposal" means, other than the Arrangement, any written or oral offer, proposal, public announcement, inquiry or request for discussions or negotiations from any Person or group of Persons “acting jointly or in concert” (within the meaning of Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids) relating to:

(a)
a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving CE Franklin;

(b)
any direct or indirect take-over bid, issuer bid, exchange offer, treasury issuance or similar transaction, that, if consummated, would result in a Person or group of Persons “acting jointly or in concert” (within the meaning of Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids) beneficially owning 20% or more of any class of voting or equity securities or any other equity interests (including securities convertible into or exercisable or exchangeable for equity interests) of CE Franklin; or

(c)	any direct or indirect acquisition or purchase (or other arrangement having the same economic effect as a purchase), in a single transaction or a series of related transactions, of:

(i)	any assets representing greater than 20% of CE Franklin on a consolidated basis or assets of CE Franklin contributing 20% or more of the annual consolidated revenue of CE Franklin; or

(ii)	20% or more of the voting or equity interests of CE Franklin (or rights or interests thereto); or

(d)	any similar transactions or series of transactions analogous to those described in paragraphs (a), (b) and (c) of this definition involving CE Franklin;

"Agreement", "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to this Arrangement Agreement (including the schedules hereto) as supplemented, modified or amended as permitted hereunder, and not to any particular article, section, schedule or other portion hereof;

"Arrangement" means the arrangement pursuant to which CE Franklin will be acquired by Acquisitionco under the provisions of section 193 of the ABCA, all on the terms and conditions set forth in the Plan of Arrangement;

"Arrangement Consideration" means $12.75 in cash for each CE Franklin Share;

"Arrangement Resolution" means a special shareholders' resolution in substantially the form of Schedule 1.1(b) hereto;

"Articles of Arrangement" means the articles of arrangement of Acquisitionco and CE Franklin in respect of the Arrangement, required by the ABCA to be sent to the Registrar after the Final Order is granted, giving effect to the Arrangement, which shall be in a form and content satisfactory to Purchaser and CE Franklin, each acting reasonably;

"business day" means any day, other than a Saturday, a Sunday or a statutory holiday, in the Province of Alberta or the State of Texas;

"Canadian GAAP" means generally accepted accounting principles in use in Canada from time to time for the applicable period as contemplated by the Handbook of the Canadian Institute of Chartered Accountants, which requires the use of IFRS for public entities for financial years ended after December 31, 2010;

"Canadian Securities Administrators" means the securities commission or other securities regulatory authority of each province and territory of Canada;

"Canadian Securities Laws" means the securities legislation or ordinance and regulations thereunder of each province and territory of Canada and the rules, instruments, policies and orders of each Canadian Securities Administrator made thereunder;

"Cash Bonus Policy" has the meaning ascribed thereto in Section 7.6(b);

"CE Franklin Board" means the board of directors of CE Franklin;

"CE Franklin DSU" means a CE Franklin Deferred Share Unit granted pursuant to the CE Franklin DSU Plan;

"CE Franklin DSU Plan" means the CE Franklin Deferred Share Unit Plan;

"CE Franklin Employee Plans" has the meaning ascribed thereto in paragraph (hh) of Schedule 4.1;

"CE Franklin Financial Statements" has the meaning ascribed thereto in paragraph (y) of Schedule 4.1;

"CE Franklin Incentive Compensation Plans" means, collectively, the CE Franklin DSU Plan, the CE Franklin Stock Option Plan and the CE Franklin Unit Plan;

"CE Franklin Options" means the options to purchase CE Franklin Shares granted by CE Franklin pursuant to the provisions of the CE Franklin Stock Option Plan;

"CE Franklin PSU" means a CE Franklin Performance Share Unit granted pursuant to the CE Franklin Unit Plan;

"CE Franklin RSU" means a CE Franklin Restricted Share Unit granted pursuant to the CE Franklin Unit Plan;

"CE Franklin Shareholder Rights Plan" means CE Franklin’s Shareholder Rights Plan dated April 18, 2012;

"CE Franklin Shareholder Support Agreement" means the support agreements described in Section 5.2(a), pursuant to which a CE Franklin Shareholder agrees to vote the CE Franklin Shares held by such CE Franklin Shareholder in favour of the Arrangement Resolution;

"CE Franklin Shareholders" means the holders of CE Franklin Shares;

"CE Franklin Shareholders' Meeting" means such meeting or meetings of the CE Franklin Shareholders, including any adjournment or postponement thereof, that is to be convened as provided by the Interim Order to consider, and if deemed advisable approve, the Arrangement Resolution;

"CE Franklin Shares" means the common shares in the capital of CE Franklin;

"CE Franklin Stock Option Plan" means the incentive stock option plan of CE Franklin;

"CE Franklin Unit Plan" means the CE Franklin Share Unit Plan;

"Certificate" means the certificate, certificates or other confirmations to be issued by the Registrar pursuant to subsection 193(11) of the ABCA after the Articles of Arrangement have been filed, giving effect to the Arrangement;

“Change in Recommendation” has the meaning set forth in Section 7.2;

"Claims" includes claims, demands, complaints, grievances, Orders, actions, applications, suits, causes of action, charges, indictments, prosecutions, informations or other similar processes, assessments or reassessments of fines, judgments, debts, liabilities, penalties, expenses, costs, damages or losses;

"Commissioner" means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act, R.S.C. 1985, c. C-34, as amended, or anyone authorized to exercise the powers and perform the duties of the Commissioner;

"Competition Act" means the Competition Act, R.S.C. 1985, c. C-34, as amended;

“Competition Act Approval” has the meaning set forth in Section 6.1(e);

"Competition Tribunal" means the Competition Tribunal as established by subsection 3(1) of the Competition Tribunal Act, R.S.C. 1985, c.19, as amended;

"Confidentiality Agreement" means the Confidentiality Agreement dated May 9, 2012 between National Oilwell Varco, Inc. and CE Franklin;

"Contract" means contracts, licences, leases, agreements, obligations, promises, undertakings, understandings, arrangements, documents, commitments, entitlements or engagements to which CE Franklin is a party or by which it is bound or under which CE Franklin has, or will have, any liability or contingent liability (in each case, whether written or oral, express or implied), and includes any quotations, orders, proposals or tenders which remain open for acceptance and warranties and guarantees;

"Court" means the Court of Queen's Bench of Alberta;

“Data Room” means the virtual data room established and maintained by CE Franklin containing copies of materials disclosed by CE Franklin to Purchaser and its Representatives in connection with the Arrangement as such data room existed as of 5:00 p.m. on May 28, 2012;

"Depositary" means Computershare Trust Company of Canada;

“Disclosure Letter” means the disclosure letter (including the schedules and exhibits thereto) dated the date hereof regarding this Agreement that has been provided by CE Franklin to Purchaser prior to the execution of this Agreement by Purchaser and which is acknowledged as being received by Purchaser;

"Dissent Rights" means the right of a registered CE Franklin Shareholder to dissent to the resolution approving the Arrangement and to be paid the fair value of the securities in respect of which the CE Franklin Shareholder dissents, all in accordance with section 191 of the ABCA, the Interim Order and Article 4 of the Plan of Arrangement;

"EBP Trust" means the CE Franklin Employee Benefit Plan Trust established pursuant to the EBP Trust Agreement;

"EBP Trust Agreement" means the CE Franklin Employee Benefit Plan Trust Agreement made between CE Franklin and the EBP Trustee on the 21st day of December, 2006, as amended, providing for, among other things, the delivery of CE Franklin Shares to the persons entitled to receive CE Franklin Shares under the CE Franklin Unit Plan;

"EBP Trustee" means Computershare Trust Company of Canada in its capacity as trustee of the EBP Trust;

"Effective Date" means the date the Arrangement becomes effective pursuant to the ABCA;

"Effective Time" means the time the Arrangement becomes effective on the Effective Date pursuant to the ABCA;

"Encumbrance" includes any hypothec, mortgage, pledge, assignment, charge, lien, encroachment, security interest, adverse claim, other third party interest or encumbrance of any kind whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing;

"Environmental Laws" means, with respect to CE Franklin or its business, activities, property, assets or undertaking, all Laws, including the common law, relating to environmental, health or safety matters in the jurisdictions applicable to CE Franklin or its business, activities, property, assets or undertaking, including legislation governing the use and storage of Hazardous Substances;

"Exchanges" means the TSX and the NASDAQ;

"Final Order" means the order of the Court approving the Arrangement pursuant to subsection 193(9)(a) of the ABCA in respect of CE Franklin, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

"Governmental Entity" means any: (a) multinational, federal, provincial, territorial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency; (b) any subdivision, agent, commission, board or authority of any of the foregoing; or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"Hazardous Substances" mean any substance, pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, hazardous recyclable, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted, or identified in any Environmental Laws;

"IFRS" means International Financial Reporting Standards as established by the International Accounting Standards Board;

"Interim Order" means an interim order of the Court concerning the Arrangement under subsection 193(4) of the ABCA, as the same may be amended, containing declarations and directions in respect of the notice to be given and the conduct of the CE Franklin Shareholders' Meeting with respect to the Arrangement as more fully set out herein;

"Laws" means all laws, by-laws, statutes, rules, regulations, principles of law, orders, ordinances, protocols, codes, guidelines, policies, notices, directions and judgments or other requirements and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity (including any of the Exchanges) or self-regulatory authority and the term "applicable" with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities; and "Laws" includes Environmental Laws;

"Material Adverse Change" or "Material Adverse Effect" means, with respect to any Person, any fact or state of facts, circumstance, change, effect, occurrence or event which either individually is or in the aggregate are, or individually or in the aggregate would reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, or financial condition of such Person and its Subsidiaries, on a consolidated basis, except to the extent of any fact or state of facts, circumstance, change, effect, occurrence or event resulting from or arising in connection with: (i) any change in Canadian GAAP or applicable changes in regulatory accounting requirements; (ii) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory, or market conditions or in national or global financial or capital markets; (iii) any natural disaster; (iv) conditions affecting either the oil or gas industries as a whole or the oilfield supply and distribution industry as a whole; (v) changes in the trading price or trading volume of the CE Franklin Shares (in and of itself, it being understood that causes underlying such change in market price or volume may be taken into account in determining whether a Material Adverse Change or Material Adverse Effect has occurred to the extent not otherwise excluded from this definition); (vi) changes in Laws (including Laws relating to Taxes) or the interpretation, application or non-application of Laws by Governmental Entities, and not specifically relating to CE Franklin; (vii) any failure of CE Franklin to meet any public projections, forecasts or estimates of revenues, earnings, cash flow, or EBITDA (in and of itself, it being understood that causes underlying such failure may be taken into account in determining whether a Material Adverse Change or Material Adverse Effect has occurred to the extent not otherwise excluded from this definition); (viii) the announcement or existence of this Agreement and the transactions contemplated hereby (including any legal proceeding as a result thereof or losses or threatened losses of employees, customers, suppliers or others having relationships with CE Franklin); (ix) any actions taken (or omitted to be taken) at the written request of the other Party hereto; or (x) any action taken (or omitted to be taken) by the Person or any of its Subsidiaries that is required pursuant to this Agreement (excluding any obligation to act in the ordinary course of business, but including any steps taken pursuant to Section 5.3(a) to obtain any required regulatory approvals); provided, however, that any fact or state of facts, circumstance, change, effect, occurrence or event referred to in clauses (i), (ii), (iii), (iv), and (vi) of this definition does not have a materially disproportionate effect on the Person on a consolidated basis relative to other companies of similar size providing services similar to those provided by the Person on a consolidated basis; and references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a "Material Adverse Change" or a "Material Adverse Effect" has occurred;

"Material Contract" means any Contract that is material to CE Franklin, including any Contract that:

(i)	if terminated would materially impair the ability of CE Franklin to carry on business in the ordinary course or would reasonably be expected to have a Material Adverse Effect on CE Franklin;

(ii)
is a Contract that contains any non-competition obligations or otherwise restricts in any material way the business of CE Franklin or includes any exclusive dealing arrangement or any other arrangement that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit in any material respect the ability of CE Franklin to own, operate, sell, transfer, pledge or otherwise dispose of any material assets or business;

(iii)
relates to indebtedness in respect of borrowed money or relates to the direct or indirect guarantee or assumption by CE Franklin (contingent or otherwise) of any payment or performance obligations of any other Person;

(iv)	is a financial risk management Contract, such as a currency, commodity, interest or equity related hedge or a derivative Contract;

(v)	is a shareholder, joint venture, alliance or partnership agreement;

(vi)	to which Schlumberger Limited or any of its affiliates (other than CE Franklin) is a party;

(vii)
is entered into with any customer or supplier of CE Franklin that is one of CE Franklin’s 25 largest customers or suppliers, respectively, determined by amounts billed under Contract for the 12 month period ended December 31, 2011;

(viii)	relates to any Leased Real Property; or

(ix)
is an agency or other agreement which allows a third party to bind CE Franklin, other than powers of attorney granted in the ordinary course of business in respect of matters which individually or in the aggregate are not material to CE Franklin;

"NASDAQ" means the NASDAQ Stock Market;

“Non-Competition Agreements” means the non-competition, non-solicitation and confidentiality agreements dated the date hereof between CE Franklin and each of Michael West, Timothy Richie, Derren Newell and Ron Koper, true and complete copies of which have been provided to Purchaser;

"Officer Obligations" means the written contractual obligations of CE Franklin to certain of its officers for severance, termination or other payments in connection with a change of control of CE Franklin, as disclosed to Purchaser in writing, which payments (excluding amounts to be received for CE Franklin Options, CE Franklin PSUs or CE Franklin RSUs pursuant to the Plan of Arrangement) will not exceed, in the aggregate, $2,165,915.34;

"Orders" means orders, injunctions, judgments, administrative complaints, decrees, rulings, awards, assessments, directions, instructions, penalties or sanctions issued, filed or imposed by any Governmental Entity or arbitrator;

“Outside Date” means August 30, 2012, provided that in the event that the Competition Act Approval has not been obtained by such date (or by the date that the Outside Date may be extended to from time to time), then either Purchaser or CE Franklin may elect in writing to extend the Outside Date by a specified period of not less than five business days, provided that the aggregate extensions made by the Parties shall not exceed 60 days;

"Parties" means, collectively, the parties to this Agreement, and "Party" means any one of them and, where implied by the context, means the Purchaser Parties taken as a whole;

"Person" includes an individual, firm, trust, partnership, association, corporation, joint venture, trustee, executor, administrator, legal representative or government (including any Governmental Entity);

"Plan of Arrangement" means the plan of arrangement substantially in the form and content annexed as Schedule 1.1(a) hereto and any amendment or variation thereto made in accordance with Section 8.3 hereof or Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order;

"Proceedings" means any claim, action, suit, proceeding, arbitration, mediation or investigation, whether civil, criminal, administrative or investigative;

"Proxy Circular" means the notice of the CE Franklin Shareholders' Meeting to be sent to CE Franklin Shareholders, and the management proxy circular to be prepared in connection with the CE Franklin Shareholders' Meeting together with any amendments thereto or supplements thereof, and any other registration statement, information circular or proxy statement which may be prepared in connection with the CE Franklin Shareholders' Meeting;

"Purchaser Parties" means Purchaser, Acquisitionco and Guarantor;

"Registrar" means the Registrar of Corporations for the Province of Alberta, duly appointed under section 263 of the ABCA;

"Representatives" means the officers, directors, employees, financial advisors, legal counsel, accountants and other agents and representatives of a Party;

"Retention Payments" has the meaning ascribed thereto in Section 5.1(a)(v);

"SEC" means the United States Securities and Exchange Commission;

"Securities Regulators" means collectively the Canadian Securities Administrators and the SEC;

"Subsidiary" has the meaning ascribed thereto in National Instrument 45-106 – Prospectus and Registration Exemptions;

"Superior Proposal" means a written, unsolicited bona fide Acquisition Proposal from a third party in respect of which the CE Franklin Board determines in good faith: (1) that the funds or other consideration necessary to complete the Acquisition Proposal are or are reasonably likely to be available to fund completion of the Acquisition Proposal at the time and on the basis set out therein; (2) after consultation with its financial advisor(s), would or would be reasonably likely to, if consummated in accordance with its terms, result in a transaction more favourable to the CE Franklin Shareholders from a financial point of view than the transaction contemplated by this Agreement; (3) after consultation with its financial advisor(s) and outside counsel, is reasonably likely to be consummated at the time and on the terms proposed; and (4) after receiving the advice of outside counsel, that the taking of such action is necessary for the CE Franklin Board to act in a manner consistent with its fiduciary duties under applicable Laws and for the purpose of this paragraph the references in the definition of "Acquisition Proposal" in paragraphs (b) and (c)(ii) to "20% or more" shall be deemed to be references to "100%" and paragraph (c)(i) shall be deemed to read "all or substantially all of the assets of CE Franklin";

"Tax Act" means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, each as amended from time to time;

"Tax Returns" means all reports, estimates, elections, designations, forms, declarations of estimated Tax, information statements and returns relating to, or required to be filed in connection with any Taxes;

"Taxes" means all taxes, duties, imposts, levies, assessments, tariffs and other charges, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed, assessed or collected by any Governmental Entity, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal, provincial and state income taxes), capital taxes, payroll and employee withholding taxes, gasoline and fuel taxes, employment insurance, social insurance taxes (including Canada Pension Plan payments), sales and use taxes, ad valorem taxes, excise taxes, customs duties, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation premiums or charges, pension assessment and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which one of the Parties or any of its Subsidiaries is required to pay, withhold or collect;

"TSX" means The Toronto Stock Exchange;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended; and

"U.S. Securities Laws" means federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder.

1.2       Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

1.3       Article References

Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.4       Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa; and words importing gender shall include all genders.

1.5       Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day such action shall be required to be taken on the next succeeding day which is a business day.

1.6       Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

1.7       Schedules

The following Schedules annexed to this Agreement, being:

Schedule 1.1(a)	Plan of Arrangement
Schedule 1.1(b)	Form of Arrangement Resolution
Schedule 3.1	Representations and Warranties of Purchaser
Schedule 4.1	Representations and Warranties of CE Franklin
Schedule 5.1(a)(i)	CE Franklin Shareholder Support Agreement (Officer and Director)
Schedule 5.1(a)(ii)	CE Franklin Shareholder Support Agreement (other CE Franklin Shareholders)

are incorporated by reference into this Agreement and form a part hereof.

1.8       Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature required to be made shall be made in a manner consistent with Canadian GAAP.

1.9       Knowledge

In this Agreement, references to "to the knowledge of" means the actual knowledge of the Executive Officers of Purchaser or CE Franklin, as the case may be, after reasonable inquiry, and such officers shall make such inquiry as is reasonable in the circumstances.  For purposes of this Section 1.9

"Executive Officers" in the case of Purchaser means Renju K. Jose, Michelle A. Lewis and David A. Cherechinsky and in the case of CE Franklin means CE Franklin's President and Chief Executive Officer, Vice President and Chief Financial Officer, Senior Vice President, Business Development, Vice President, Commercial Strategies, Vice President, Business Effectiveness, Vice President, Strategic Execution, Vice President, Operations and Vice President, Supply Chain.

1.10     Disclosure in Writing

The phrases "disclosed in writing" and similar expressions used in this Agreement shall be construed for purposes of this Agreement as referring to:

 (a)           information contained in the Disclosure Letter; and

 (b)           matters disclosed in this Agreement or in the Schedules hereto.

1.11     Other Definitional and Interpretive Provisions

(a)
References in this Agreement to the words "include", "includes" or "including" shall be deemed to be followed by the words "without limitation" whether or not they are in fact followed by those words or words of like import.

(b)	The words "hereof", "herein" and "hereunder" and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(c)	Any capitalized terms used in any exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(d)
References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof.  Any reference in this Agreement to a Person includes the heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns of that Person.

(e)
References to a particular statute or Law shall be to such statute or Law and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated thereunder or amended from time to time.

(f)
The term "made available" means that (i) copies of the subject materials were included in, and were not removed from, the Data Room of the applicable Party at least five business days prior to the date hereof, or (ii) copies of the subject materials were provided to the other Party.

(g)
This Agreement has been amended and restated on June 15, 2012.  Notwithstanding such restatement, this Agreement shall be made effective as of May 30, 2012 and references to time herein and as of the date hereof shall be considered to speak as of May 30, 2012 except where the context otherwise indicates or requires.

ARTICLE II
THE ARRANGEMENT

2.1       The Arrangement

The Parties agree to carry out the Arrangement in accordance with the terms and conditions of this Agreement and the Plan of Arrangement.

2.2       CE Franklin Approval

CE Franklin represents and warrants to Purchaser that the CE Franklin Board:

(a)	has unanimously (subject to any abstentions) determined that:

(i)	the Arrangement and entry into this Agreement are in the best interests of CE Franklin;

(ii)	it will unanimously (subject to any abstentions) recommend that the CE Franklin Shareholders vote in favour of the Arrangement; and

(iii)	the Arrangement is fair to the CE Franklin Shareholders;

(b)
has received a verbal opinion from CIBC World Markets Inc., the financial advisor to CE Franklin, to the effect that and subject to the assumptions, limitations and qualifications to be contained in the written opinion to be delivered to the CE Franklin Board, the consideration to be received from Purchaser for all of the issued and outstanding CE Franklin Shares is fair from a financial point of view to the CE Franklin Shareholders; and

(c)
has been advised that Wilson Distribution Holdings LLC and directors and officers of CE Franklin holding not less than an aggregate of 136,351 CE Franklin Shares (representing approximately 1% of the currently issued and outstanding CE Franklin Shares), 668,233 CE Franklin Options, 354,811 CE Franklin RSUs, 235,943 CE Franklin PSUs and 117,422 CE Franklin DSUs have entered into CE Franklin Shareholder Support Agreements and intend to vote such CE Franklin Shares and any CE Franklin Shares issued on exercise of such CE Franklin Options, CE Franklin RSUs, CE Franklin PSUs and CE Franklin DSUs in favour of the Arrangement Resolution and will so represent in the Proxy Circular.

2.3       Interim Order

CE Franklin agrees that as soon as reasonably practicable following the date of execution of this Agreement, CE Franklin shall apply, in a manner reasonably acceptable to Purchaser, pursuant to Section 193 of the ABCA and, in cooperation with Purchaser, prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(a)	for the classes of Persons to whom notice is to be provided in respect of the Arrangement and the CE Franklin' Shareholders' Meeting and for the manner in which such notice is to be provided;

(b)
for the record date(s) for purposes of determining the Persons to whom notice of the CE Franklin' Shareholders' Meeting is to be provided and for purposes of determining the Persons entitled to vote at the CE Franklin' Shareholders' Meeting;

(c)
that the requisite approval for the Arrangement Resolution to be placed before the CE Franklin Shareholders' Meeting shall be 66 2/3% of the votes cast on the Arrangement Resolution by CE Franklin Shareholders present in person or by proxy at the CE Franklin Shareholders' Meeting (such that each CE Franklin Shareholder is entitled to one vote for each CE Franklin Share held) and, if required by Multilateral Instrument 61-101 Protection of Minority Securityholders in Special Transactions ("MI 61-101"), minority approval after excluding the votes cast in respect of CE Franklin Shares held by certain directors and officers of CE Franklin in accordance with MI 61-101;

(d)
that, in all other respects, the terms, restrictions and conditions of the constating documents or by-laws of CE Franklin, including quorum requirements and all other matters, shall apply in respect of the CE Franklin Shareholders' Meeting;

(e)	for the grant of the Dissent Rights as set forth in the Plan of Arrangement;

(f)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order; and

(g)
that the CE Franklin Shareholders' Meeting may be adjourned or postponed from time to time by CE Franklin in accordance with the terms of this Agreement without the need for additional approval of the Court.

2.4       Conduct of Meeting

(a)
Subject to the terms of this Agreement and the Interim Order, CE Franklin agrees to convene and conduct the CE Franklin Shareholders' Meeting, in accordance with the Interim Order, its constating documents and by-laws and applicable Laws as soon as reasonably practicable, and in any event, on or before July 23, 2012 and agrees not to adjourn, postpone or cancel (or propose to adjourn, postpone or cancel) the CE Franklin Shareholders' Meeting without the prior written consent of Purchaser:

(i)	except as required for quorum purposes (in which case the CE Franklin Shareholders' Meeting shall be adjourned and not cancelled) or by applicable Law or by a Governmental Entity;

(ii)	except as required under Section 6.4 or 7.1(g); or

(iii)	except for an adjournment or postponement with the prior written consent of Purchaser for the purpose of attempting to obtain the requisite approval of the Arrangement Resolution.

(b)
Subject to the terms of this Agreement, CE Franklin shall use its commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution, including, if so requested by Purchaser, acting reasonably, using proxy solicitation services at Purchaser's cost and cooperating with any Persons engaged by Purchaser to solicit proxies in favour of the approval of the Arrangement Resolution.

(c)	CE Franklin shall allow Purchaser's representatives and Purchaser's legal counsel to attend the CE Franklin Shareholders' Meeting.

(d)
CE Franklin shall advise Purchaser as Purchaser may reasonably request, and at least on a daily basis on each of the last ten business days prior to the date of the CE Franklin Shareholders' Meeting, as to the aggregate tally of the proxies received by CE Franklin in respect of, and the particulars of the votes for and against, the Arrangement Resolution.

(e)
CE Franklin shall promptly advise Purchaser of any written notice of dissent or purported exercise by any CE Franklin Shareholder of Dissent Rights received by CE Franklin in relation to the Arrangement Resolution and any withdrawal of Dissent Rights received by CE Franklin and, subject to applicable Laws, shall consult with Purchaser prior to communicating with any CE Franklin Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution. CE Franklin shall not make any payment or settlement offer, or agree to any such payment or settlement, prior to the Effective Time with respect to any such notice of dissent or purported exercise of Dissent

Rights unless Purchaser shall have given its prior written consent to such payment, settlement offer or settlement as applicable.

2.5       Proxy Circular

(a)
Subject to compliance by Purchaser with this Section 2.5, as promptly as practicable after the date hereof, CE Franklin shall have available for mailing to the CE Franklin Shareholders, the Proxy Circular together with any other documents required by the ABCA, Canadian Securities Laws, U.S. Securities Laws and other applicable Laws in connection with the CE Franklin Shareholders' Meeting and the Arrangement, and CE Franklin shall, as promptly as reasonably practicable after obtaining the Interim Order, cause the Proxy Circular and other documentation required in connection with the CE Franklin Shareholders' Meeting to be filed and to be sent to each CE Franklin Shareholder of record and other Persons as required by the Interim Order and applicable Laws, in each case so as to permit the CE Franklin Shareholders' Meeting to be held within the time required by Section 2.4(a).

(b)
CE Franklin shall ensure that the Proxy Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Proxy Circular shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (provided that CE Franklin shall not be responsible for the accuracy of any information forming part of the "Purchaser Information" as described in Section 2.5(d)) and shall provide the CE Franklin Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the CE Franklin Shareholders’ Meeting. The Proxy Circular shall, subject to the terms of this Agreement, include the unanimous (subject to any abstentions) recommendation of the CE Franklin Board that the CE Franklin Shareholders vote in favour of the Arrangement Resolution and shall include a copy of the fairness opinion of CIBC World Markets Inc. in its entirety.

(c)
Purchaser and its legal counsel shall be given a reasonable opportunity to review and comment on drafts of the Proxy Circular and other documents related thereto, and reasonable consideration shall be given to any comments made by them, provided that all information relating to Purchaser included in the Proxy Circular shall be in form and content satisfactory to Purchaser, acting reasonably.

(d)
Purchaser shall furnish to CE Franklin (no later than five business days prior to the intended date for mailing the Proxy Circular) all such information concerning the Purchaser Parties as may be reasonably required by CE Franklin in the preparation of the Proxy Circular and other documents related thereto. Purchaser shall ensure that all information provided by Purchaser to CE Franklin in writing specifically for inclusion in the Proxy Circular and relating exclusively to the Purchaser Parties ("Purchaser Information") shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated in the Proxy Circular in order to make any such Purchaser Information not misleading in light of the circumstances in which it is disclosed.

(e)
CE Franklin shall indemnify and save harmless Purchaser, its subsidiaries and affiliates and their respective directors, officers, employees, agents, advisors and representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Purchaser, any of its subsidiaries or affiliates or any of their respective directors, officers, employees, agents, advisors or representatives may be subject or may suffer, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)	any misrepresentation or alleged misrepresentation in the Proxy Circular; and

(ii)
any order made, or any inquiry, investigation or proceeding by any Canadian Securities Administrator or other Governmental Entity, to the extent based on any misrepresentation or any alleged misrepresentation in the Proxy Circular, provided, however, that the above-noted indemnification obligation of CE Franklin shall not apply to any liabilities, claims, demands, losses, costs, damages or expenses arising as a result of any misrepresentation or alleged misrepresentation in the Purchaser Information supplied by Purchaser to CE Franklin in accordance with Section 2.5(d) and contained in the Proxy Circular.

(f)
Purchaser shall indemnify and save harmless CE Franklin, its subsidiaries and affiliates and their respective directors, officers, employees, agents, advisors and representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which CE Franklin, any subsidiary of CE Franklin or any of their respective directors, officers, employees, agents, advisors or representatives may be subject or may suffer, in any way caused by, or arising, directly or indirectly, from or in consequence of any misrepresentation or alleged misrepresentation in the Purchaser Information.

(g)
CE Franklin and Purchaser shall promptly notify each other if at any time before the Effective Date it becomes aware that the Proxy Circular contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Proxy Circular, and the Parties shall cooperate in the preparation of any amendment or supplement to the Proxy Circular, as required or appropriate, and CE Franklin shall, subject to compliance by Purchaser with this Section 2.5, and, if required by the Court or applicable Laws, promptly mail or otherwise publicly disseminate any amendment or supplement to the Proxy Circular to the CE Franklin Shareholders and file the same with the Canadian Securities Administrators and as otherwise required.

2.6       Final Order

If the Interim Order is obtained and the Arrangement Resolution is passed at the CE Franklin Shareholders’ Meeting as provided for in the Interim Order, subject to the terms of this Agreement, CE Franklin shall as soon as reasonably practicable after the CE Franklin Shareholders’ Meeting at which the Arrangement Resolution is approved by the CE Franklin Shareholders, take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 193 of the ABCA.

2.7       Court Proceedings

Subject to the terms and conditions of this Agreement, Purchaser shall reasonably cooperate with, assist and consent to CE Franklin seeking the Interim Order and the Final Order, including by providing to CE Franklin on a timely basis any information required to be supplied by Purchaser concerning Purchaser in connection therewith. CE Franklin shall provide Purchaser and its legal counsel with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, shall give reasonable consideration to all such comments and shall accept the reasonable comments of Purchaser and its legal counsel with respect to any such information required to be supplied by Purchaser and included in such material. In addition, CE Franklin shall not object to legal counsel to Purchaser making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate. CE Franklin shall also provide legal counsel to Purchaser on a timely basis with copies of any notice of appearance, proceedings and evidence served on CE Franklin or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom.

2.8       Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date.  Upon issuance of the Final Order and subject to the satisfaction or waiver of the conditions precedent in Article VI, each of Purchaser, Acquisitionco and CE Franklin shall execute and deliver such closing documents and instruments necessary to complete the Arrangement and as soon as reasonably practicable, and in any event, no later than the second business day following satisfaction or waiver of such conditions precedent, CE Franklin shall proceed to file the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement with the Registrar pursuant to section 193 of the ABCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out therein without any further act or formality.

2.9       Payment of Consideration

Purchaser will, or will cause Acquisitionco to, following receipt of the Final Order and prior to the filing of the Articles of Arrangement, ensure that the Depositary has been provided with sufficient funds in escrow to pay the CE Franklin Shareholders the Arrangement Consideration, which funds shall be unconditionally releasable at the Effective Time.

2.10     Shareholder Communications

The Parties agree to promptly advise, consult and co-operate with each other in issuing any press releases or otherwise making public statements with respect to this Agreement or the Arrangement (including general communications to CE Franklin employees, suppliers or customers) and in making any filing with any Governmental Entity or with any stock exchange, including the Exchanges, with respect thereto.  Each Party shall use all reasonable commercial efforts to enable the other Party to review and comment on all such press releases prior to the release thereof and shall enable the other Party to review and comment on such filings prior to the filing thereof and reasonable consideration shall be given to any comments made; provided, however, that the foregoing shall be subject to each Party's overriding obligation to make disclosure in accordance with applicable Laws, and if such disclosure is required and the other Party has not reviewed or commented on the disclosure, the Party making such disclosure shall use reasonable commercial efforts to give prior oral or written notice to the other Party, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.  Each of Purchaser and CE Franklin agree to issue a press release with respect to this Agreement as soon as practicable after its due execution.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF PURCHASER, ACQUISITIONCO AND GUARANTOR

3.1       Representations and Warranties

The Purchaser Parties hereby make to CE Franklin, jointly and severally, the representations and warranties set forth in Schedule 3.1 hereto and acknowledge that CE Franklin is relying upon such representations and warranties in connection with the entering into of this Agreement and the carrying out of the Arrangement.

3.2       Survival of Representations and Warranties

The representations and warranties of the Purchaser Parties contained in this Agreement shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF CE FRANKLIN

4.1       Representations and Warranties

CE Franklin hereby makes to the Purchaser Parties the representations and warranties set forth in Schedule 4.1 hereto, and acknowledges that the Purchaser Parties are relying upon such representations and warranties in connection with the entering into of this Agreement and the carrying out of the Arrangement.

4.2       Survival of Representations and Warranties

The representations and warranties of CE Franklin contained in this Agreement shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated.

ARTICLE V
COVENANTS

5.1       Covenants of CE Franklin

(a)
CE Franklin covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms, unless otherwise (i) agreed to in writing by Purchaser (such agreement to be subject to applicable Law and not be unreasonably withheld, conditioned or delayed); (ii) required or expressly permitted or specifically contemplated by this Agreement or the Plan of Arrangement; (iii) disclosed to Purchaser in writing on or prior to the date hereof; or (iv) expressly contemplated by CE Franklin's business plan for the 2012 fiscal year (a copy of which has been provided to Purchaser prior to the date hereof and which includes, without limitation, the warehouse management system implementation and budgeted truck replacement program, each of which will result in expenditures prior to the Effective Time):

(i)
the business of CE Franklin shall be conducted only in, and CE Franklin shall not take any action except in the ordinary course of business and consistent with past practice, and CE Franklin shall use all reasonable commercial efforts to maintain and preserve its business organization, assets, employees and advantageous business relationships;

(ii)
CE Franklin shall not directly or indirectly: (i) amend CE Franklin's constating documents or by-laws; (ii) declare, set aside or pay any dividend, reduction of capital or other distribution or payment in cash, shares or property (or any combination thereof) in respect of its shares owned by any Person; (iii) issue, grant, sell or pledge any shares of CE Franklin, CE Franklin Options, CE Franklin PSUs, CE Franklin RSUs or CE Franklin DSUs, or other securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of CE Franklin, other than CE Franklin Shares issuable pursuant to the terms of CE Franklin Options outstanding on the date hereof or outstanding CE Franklin Shares that may be delivered pursuant to CE Franklin PSUs, CE Franklin RSUs or CE Franklin DSUs outstanding on the date hereof; (iv) acquire, or cause EBP Trust to acquire any securities of CE Franklin; (v) split, consolidate, redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (vi) amend the terms of any of its securities; (vii) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of CE Franklin; or (viii) enter into, modify or terminate any Contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above;

(iii)
CE Franklin shall not directly or indirectly: (i) sell, pledge, lease, dispose of or encumber any assets of CE Franklin with a value individually or in the aggregate exceeding $100,000, other than the sale of inventory or the replacement of vehicles in the ordinary course of business and consistent with past practice; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise) any corporation, partnership or other business organization or division thereof or make any investment either by purchase of shares or securities, contributions of capital or purchase of any property or assets of any other individual or entity with a value individually or in the aggregate exceeding $500,000, other than the acquisition of inventory in the ordinary course of business and consistent with past practice; (iii) incur any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or make any loans or advances, except in all cases: in the ordinary course of business consistent with past practice or for fees payable to legal, accounting and financial advisors in connection with the Arrangement; (iv) pay, discharge or satisfy any claims, liabilities or obligations (including any regulatory investigation) which are material to the business of CE Franklin, other than liabilities reflected or reserved against in CE Franklin's most recently publicly available financial statements as of the date hereof or incurred in the ordinary course of business consistent with past practice or in connection with the Arrangement; (v) release or relinquish, or authorize or propose to do so, any contractual right which is material to the business of CE Franklin; (vi) terminate, fail to renew, allow to expire or lapse, cancel, waive, release, assign, grant or transfer any rights of value under or modify or change any existing license, permit, lease (other than ordinary course lease renewals), Contract or other document which is material to the business of CE Franklin other than in the ordinary course of business consistent with past practice; (vii) enter into or terminate any hedges, swaps or other financial instruments or like transaction in place on or prior to the date hereof, other than in the ordinary course, consistent with past practice; or (viii) authorize or propose any of the foregoing, or enter into or modify any Contract, agreement, commitment or arrangement to do any of the foregoing;

(iv)	CE Franklin shall not incur or commit to capital expenditures individually or in the aggregate exceeding $500,000;

(v)
except pursuant to existing written employment, termination or compensation arrangements, policies or agreements (copies of which have been provided to Purchaser on or prior to the date hereof), CE Franklin shall not grant to any officer or director an increase in compensation in any form, grant to any other employee or consultant any increase in compensation in any form, make any loan to any officer, director, employee or consultant, or take any action with respect to the grant of any change of control, severance, retention or termination pay to, or the entering into of any employment agreement with, any officer, director, employee or consultant of CE Franklin or with respect to any increase of benefits or perquisites, including those payable under its current change of control, severance or termination pay policies, provided that notwithstanding the foregoing CE Franklin shall be entitled to enter into arrangements for retention payments that will become payable on the Effective Date to certain employees in an aggregate amount not to exceed $300,000 for all employees, as previously disclosed in writing to Purchaser (the "Retention Payments");

(vi)
CE Franklin shall not adopt or amend or make any contribution to any bonus, profit sharing, option, restricted share, pension, retirement, post-retirement benefits, deferred compensation, insurance, retention, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of employees, officers or contractors, except as is necessary to comply with applicable Law or non-discretionary requirements of pre-existing plans, including contributions or accruals with respect to the Cash Bonus Policy;

(vii)
CE Franklin shall use its reasonable commercial efforts (taking into account insurance market conditions and offerings and industry practices) to cause its current insurance (or re-insurance) policies, including directors' and officers' insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, except where such cancellation, termination or lapse would not individually or in the aggregate be material to CE Franklin, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductibles and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect, and for greater certainty, shall be entitled to renew its existing insurance policies upon their expiry on June 1, 2012 on the basis set forth in this Section;

(viii)
CE Franklin shall not (i) change in any material respect any of its methods of reporting income or deductions for accounting or income tax purposes from those employed in the preparation of its income tax return for the taxation year ending December 31, 2011 except as may be required by applicable Law; (ii) make or revoke any material election relating to Taxes; (iii) settle, compromise or agree to the entry of judgment with respect to any proceeding relating to Taxes except for any settlement, compromise or agreement that is not material to CE Franklin; (iv) enter into any Tax sharing, Tax allocation or Tax indemnification agreement; or (v) make a request for a Tax ruling to any Governmental Entity;

(ix)	CE Franklin shall not enter into any agreement or arrangement that limits or otherwise restricts in any material respect CE Franklin from competing in any location or with any Person;

(x)	commence any material litigation (other than litigation in connection with the collection of accounts receivable or to enforce the terms of this Agreement or any confidentiality agreement); and

(xi)	CE Franklin shall not agree, resolve or commit to do or announce any of the foregoing.

(b)
Except for proxies and non-substantive communications with securityholders, and subject to its obligations under Section 2.10, CE Franklin shall furnish promptly to Purchaser or its counsel, a copy of each notice, report, schedule or other document delivered, filed or received by it in connection with: (i) the Arrangement; (ii) any filings under applicable Laws in connection with the transactions contemplated hereby; and (iii) any dealings with Governmental Entities in connection with the transactions contemplated hereby.

(c)
CE Franklin will conduct itself so as to keep Purchaser reasonably informed as to the material decisions or actions required or required to be made with respect to the operation of its business; provided that such disclosure is not otherwise prohibited by reason of a confidentiality obligation owed to a third party or otherwise prevented by applicable Law or is in respect to customer specific or competitively sensitive information.

(d)
CE Franklin shall promptly notify Purchaser in writing of any change which is or would reasonably be expected to be material to its business, operations, results of operations, assets, or financial condition, or of any material Governmental Entity or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated), or of any change in any representation or warranty provided by CE Franklin in this Agreement which change is or would reasonably be expected to be of such a nature to cause the failure of the condition in Section 6.2(a) to be satisfied, and it shall in good faith discuss with Purchaser any change in circumstances (actual, anticipated, contemplated, or to the knowledge of CE Franklin, threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Purchaser pursuant to this provision.

(e)
CE Franklin shall: (i) duly and timely file all tax returns required to be filed by it on or after the date hereof and all such Tax Returns shall be true, complete and correct in all material respects; and (ii) timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it.

(f)
CE Franklin shall not settle or compromise any Claim brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Arrangement prior to the Effective Date without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed.

(g)
CE Franklin shall use its commercially reasonable efforts to obtain all third party consents required in connection with, and other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments and modifications to, any Material Contracts of CE Franklin:

(i)	in connection with, or required to permit, the completion of the transactions contemplated by this Agreement; and

(ii)	required in order to maintain any Material Contracts of CE Franklin in full force and effect following completion of the Arrangement,

in each case on terms that are reasonably satisfactory to Purchaser, and without paying, and without committing itself or Purchaser to pay, any consideration or incur any liability or obligation to or in respect of any such other Person without the prior written consent of Purchaser.

Nothing in this Agreement is intended to or shall result in Purchaser exercising material influence over the operations of CE Franklin, particularly in relation to operations in which the Parties compete or would compete, but for this Agreement, with each other, prior to the Effective Date.

5.2       Covenants of Purchaser Parties

(a)
Purchaser and CE Franklin acknowledge that, as at the date hereof, Purchaser has entered into CE Franklin Shareholder Support Agreements with Wilson Distribution Holdings LLC and with directors and officers of CE Franklin holding, in the aggregate, approximately 1% of the issued and outstanding CE Franklin Shares.  Purchaser and Acquisitionco each covenant and agree that they shall not agree with any Person to, or in any way advise, encourage or assist any other person to, agree to support the Arrangement Resolution other than by entering into a CE Franklin Shareholder Support Agreement in the form and content annexed in Schedule 5.1(a)(i) or Schedule 5.1(a)(ii) hereto, which shall respectively be the form of CE Franklin Shareholder Support

Agreement used for (i) directors and officers of CE Franklin, and (ii) other CE Franklin Shareholders, unless otherwise agreed to by CE Franklin.

(b)
Purchaser and Acquisitionco shall ensure that sufficient funds are available on the Effective Date to permit the payment of the aggregate Arrangement Consideration payable to CE Franklin Shareholders pursuant to the Arrangement.

(c)
Purchaser and Acquisitionco shall promptly notify CE Franklin in writing of any material Governmental Entity or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated) regarding the transactions contemplated hereunder or of any change in any representation or warranty provided by Purchaser and Acquisitionco in this Agreement which change is or would reasonably be expected to be of such a nature to cause the failure of the condition in Section 6.3(a) to be satisfied, and Purchaser and Acquisitionco shall in good faith discuss with CE Franklin any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Purchaser and Acquisitionco, threatened) which is of such a nature that there may be a reasonable question as to whether notice needs to be given to CE Franklin pursuant to this provision.

(d)
Guarantor will not take any actions or engage in any transactions, in either case outside of the ordinary course of business, which would impair its capability from a financial point of view to fulfill its guarantee of all of the obligations of Purchaser and Acquisitionco hereunder, including the obligation to fund the Arrangement Consideration at the Effective Time.

5.3       Mutual Covenants

Each of the Parties covenants and agrees that, except as contemplated in this Agreement or the Arrangement, during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms:

(a)
it shall use all reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article VI (other than the condition set forth in Section 6.1(e), which condition it shall use reasonable best efforts to satisfy (or cause the satisfaction of)) to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement, including using its reasonable commercial efforts (and in the case of the condition set forth in Section 6.1(e) its reasonable best efforts) to promptly: (i) obtain all necessary waivers, consents and approvals required to be obtained by it from parties to loan agreements, leases and other Contracts; (ii) obtain all necessary exemptions, consents, approvals and authorizations as are required to be obtained by it under all applicable Laws; (iii) effect all necessary registrations and filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement and participate and appear in any proceedings of either Party before Governmental Entities; (iv) oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of the Parties to consummate, the Arrangement; (v) fulfill all conditions and satisfy all provisions of this Agreement and the Arrangement, including delivery of the certificates of their respective officers contemplated by Section 6.2 and Section 6.3; and (vi) co-operate with the other Party in connection with the performance by it and its Subsidiaries of their obligations hereunder;

(b)
it shall cooperate fully with the other Party and such other Party's counsel, subject to the Confidentiality Agreement and any other subsequent written agreement that addresses confidentiality between the Parties, in the preparation of all filings, responses and submissions in relation to the Competition Act and any similar Laws, and, unless the Parties mutually agree in writing otherwise, each Party shall file the notification required under subsection 114(1) of the Competition Act as soon as possible and will use its reasonable commercial efforts to file such notification within 15 business days of the date hereof, and the Parties shall supply as promptly as practicable any additional information or documentary materials that may be required or as the Parties or their counsel agree may be advisable pursuant to the Competition Act or any similar Laws;

(c)
except as disclosed in writing to the other Party on or prior to the date hereof, it shall not engage in any meetings or material communications with any Governmental Entity in relation to the Arrangement, without counsel for the other Party being advised of same, having been given the opportunity to participate in such meetings or communications, and in any event shall immediately notify and provide copies to the other Party's counsel of any communications to or from a Governmental Entity in relation to the Arrangement;

(d)
notwithstanding Section 5.3(a), it shall not enter into any agreement or arrangement with a Governmental Entity or consent to any Competition Tribunal order in relation to the Arrangement without the consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed; and

(e)
it shall not take any action, refrain from taking any action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to significantly impede the consummation of the Arrangement.

5.4       Change of Control Payments

The Parties acknowledge that the Arrangement will result in a "change of control" of CE Franklin for purposes of the Officer Obligations and will result in the Retention Payments becoming due and payable.  The Parties agree that any such Officer Obligations or Retention Payments that will become payable as of the Effective Date (the "Change of Control Payments") shall be paid in full (less any required withholdings) by CE Franklin, or deposited in trust with CE Franklin's legal counsel for payment, immediately prior to or concurrent with the Effective Time.  In the event that any employees other than those entitled to the Officer Obligations will not be continuing as employees of CE Franklin following the Effective Date at the request of Purchaser or Acquisitionco, the Parties agree that CE Franklin will pay severance to such Persons consistent with CE Franklin's internal severance guideline (as disclosed in the Disclosure Letter) for a period of 90 days from the Effective Date, the terms of any written employment agreement and applicable Law.  If the Arrangement is completed, the Parties agree that they shall cause CE Franklin to fulfill any remaining obligations pursuant to the Retention Payments.

5.5       Equity-Based Awards

The Parties acknowledge and agree that:

(a)
the Arrangement will result in a "change of control" of CE Franklin such that the vesting rights of participants in the CE Franklin Incentive Compensation Plans shall be accelerated and the CE Franklin Board may make all such necessary determinations and take all such necessary actions to facilitate same;

(b)	CE Franklin Options, CE Franklin PSUs and CE Franklin RSUs that are not exercised prior to the Effective Time shall be arranged and terminated in accordance with the Plan of Arrangement;

(c)	the CE Franklin DSU Plan shall be terminated and the CE Franklin DSUs shall be arranged and terminated all in accordance with the Plan of Arrangement; and

(d)
CE Franklin shall use reasonable commercial efforts to obtain any necessary consents and agreements to the Arrangement from holders of any securities under the CE Franklin Incentive Compensation Plans.

ARTICLE VI
CONDITIONS

6.1       Mutual Conditions

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a)
the Interim Order shall have been granted in form and substance satisfactory to each of Purchaser and CE Franklin, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to either of Purchaser or CE Franklin, acting reasonably, on appeal or otherwise;

(b)	the Arrangement Resolution shall have been passed by the CE Franklin Shareholders in accordance with the Interim Order;

(c)
the Final Order shall have been granted in form and substance satisfactory to Purchaser and CE Franklin, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to either of Purchaser or CE Franklin, acting reasonably, on appeal or otherwise;

(d)	the Articles of Arrangement to be filed with the Registrar in accordance with this Agreement shall be in form and substance satisfactory to each of Purchaser and CE Franklin, acting reasonably;

(e)	either one or more of the following shall have occurred (the "Competition Act Approval"):

(i)
the applicable waiting period under section 123 of the Competition Act shall have expired or been terminated or waived, and the Commissioner has issued a letter to the Parties indicating that she does not intend at that time to make an application under Section 92 of the Competition Act precluding completion of the Arrangement contemplated by the Agreement and any terms and conditions attached to any such letter shall be acceptable to each of Purchaser and CE Franklin, acting reasonably; or

(ii)
the Commissioner shall have issued an advance ruling certificate pursuant to Section 102 of the Competition Act in respect of the Arrangement contemplated by this Agreement in form and substance acceptable to each of Purchaser and CE Franklin, acting reasonably; and

(f)
there shall not be pending (or, with respect to any suit, action or proceeding by any Governmental Entity, threatened in writing), any suit, action or proceeding (i) by any Person other than a Governmental Entity which in the judgement of the Parties has a reasonable likelihood of success, or (ii) by any Governmental Entity seeking to prohibit, restrict or materially delay the acquisition by Purchaser or Acquisitionco of any CE Franklin Shares, seeking to restrain or prohibit the consummation of the Arrangement or seeking to obtain from CE Franklin any material damages directly or indirectly in connection with the Arrangement and no Law shall have been enacted, promulgated or issued which would prohibit or prevent the completion of the Arrangement.

6.2       Purchaser Conditions

The obligation of Purchaser and Acquisitionco to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)
the representations and warranties made by CE Franklin in this Agreement shall be true and correct as of the Effective Date (without giving effect to, applying or taking into consideration any materiality qualification already contained in such representation and warranty) as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of CE Franklin or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and CE Franklin shall have provided to Purchaser a certificate of two senior officers of CE Franklin certifying the foregoing on the Effective Date on behalf of CE Franklin and not in their personal capacities;

(b)
all covenants and agreements of CE Franklin under this Agreement to be performed on or before the Effective Time shall have been duly performed by CE Franklin in all material respects, and CE Franklin shall have provided to Purchaser a certificate of two senior officers of CE Franklin certifying the foregoing on the Effective Date on behalf of CE Franklin and not in their personal capacities;

(c)	no Material Adverse Change in respect of CE Franklin shall have occurred or been disclosed after the date hereof;

(d)
the aggregate number of CE Franklin Shares held, directly or indirectly, by those holders of such CE Franklin Shares who have validly exercised Dissent Rights and not withdrawn such exercise in connection with the Arrangement (or instituted proceedings to exercise Dissent Rights) shall not exceed 10% of the aggregate number of CE Franklin Shares outstanding as of the Effective Time;

(e)	none of the Non-Competition Agreements shall have been terminated or amended;

(f)
the third party consents listed in paragraph (c) in respect of Schedule 4.1 in the Disclosure Letter, shall have been obtained or received on terms that are satisfactory to Purchaser, acting reasonably, and reasonable evidence of this shall have been delivered to Purchaser; and

(g)
there shall not be pending (or, with respect to any suit, action or proceeding by any Governmental Entity, threatened in writing), any suit, action or proceeding by (i) any Person other than a Governmental Entity which in the judgement of Purchaser has a reasonable likelihood of success, or (ii) by any Governmental Entity:

(i)
seeking to prohibit or limit the ownership or operation by CE Franklin, Purchaser or Acquisitionco or any of their respective affiliates of any material portion of the business or assets of CE Franklin or to compel Purchaser or Acquisitionco to dispose or divest of or hold separate any material portion of the business or assets of CE Franklin;

(ii)	seeking to impose material limitations on the ability of Purchaser or Acquisitionco to acquire, hold, or exercise full rights of ownership of the CE Franklin Shares;

(iii)	seeking to prohibit Purchaser or Acquisitionco from effectively controlling in any material respect the business or operations of CE Franklin; or

(iv)	which, if successful, in the judgement of Purchaser is reasonably likely to have a Material Adverse Effect on Purchaser, Acquisitionco or CE Franklin (after consummation of the Arrangement).

The conditions in this Section 6.2 are for the exclusive benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances or may be waived in writing by Purchaser in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Purchaser may have.

6.3       CE Franklin Conditions

The obligation of CE Franklin to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)
the representations and warranties made by the Purchaser Parties in this Agreement shall be true and correct as of the Effective Date (without giving effect to, applying or taking into consideration any materiality qualification already contained in such representation and warranty) as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not or would not reasonably be expected to materially impede completion of the Arrangement, and the Purchaser Parties shall have provided to CE Franklin a certificate of two senior officers of the Purchaser Parties certifying the foregoing on the Effective Date on behalf of the Purchaser Parties and not in their personal capacities; and

(b)
all covenants and agreements of the Purchaser Parties under this Agreement to be performed on or before the Effective Time shall have been duly performed by the applicable Purchaser Party in all material respects, and the Purchaser Parties shall have provided to CE Franklin a certificate of two senior officers of the Purchaser Parties certifying the foregoing on the Effective Date on behalf of the Purchaser Parties and not in their personal capacities.

The conditions in this Section 6.3 are for the exclusive benefit of CE Franklin and may be asserted by CE Franklin regardless of the circumstances or may be waived by CE Franklin in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which CE Franklin may have.

6.4       Notice and Cure Provisions

Each Party will give prompt written notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the Effective Time, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a)	result in the failure to comply with or satisfy, in any material respect, any covenant, condition or agreement to be complied with or satisfied by such Party hereunder prior to the Effective Time; or

(b)	result in the failure to satisfy any of the conditions precedent in its favour set forth in Sections 6.1, 6.2 and 6.3, as the case may be.

If any of the conditions set forth in Sections 6.1, 6.2 and 6.3 hereof shall not be complied with or waived by the Party for whose benefit such conditions are provided on or before the date required for the performance thereof, then a Party for whose benefit the condition precedent is provided may rescind and terminate this Agreement as provided in Section 8.1(d) hereof; provided that neither Purchaser, Acquisitionco or Guarantor on the one hand, nor CE Franklin on the other, may elect to rescind and terminate this Agreement pursuant to the conditions contained in Sections 6.1, 6.2 and 6.3 or exercise any termination right arising therefrom unless the Party seeking to terminate this Agreement shall have delivered a written notice to the other Party prior to the Effective Time specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the termination right. If any such notice is delivered, provided that the Party to whom the notice was delivered is proceeding diligently to cure such matter and such matter is reasonably capable of being cured the Party delivering such notice may not exercise such termination right until the earlier of (i) the Outside Date; and (ii) the date that is 10 business days following receipt of such notice by the Party to whom the notice was delivered, if such matter has not been cured by such date. If such notice has been delivered prior to the date of the CE Franklin Shareholders’ Meeting, such meeting shall, unless the Parties agree otherwise, be postponed or adjourned until the earlier of (A) five business days prior to the Outside Date, and (B) the date that is 10 business days following receipt of such notice by the Party to whom the notice was delivered (without causing any breach of any other provision contained herein).

6.5       Merger of Conditions

Subject to applicable Law, the conditions set out in Sections 6.1, 6.2 and 6.3 shall be conclusively deemed to have been satisfied, waived or released upon the issuance of a Certificate in respect of the Arrangement.

ARTICLE VII
ADDITIONAL AGREEMENTS

7.1       Covenant Regarding Non-Solicitation

(a)	Except as expressly provided in this Section 7.1, from and after the date of this Agreement, CE Franklin shall not, directly or indirectly, through any of its Representatives:

(i)
solicit, assist, facilitate, knowingly encourage or initiate (in each case including by way of discussion, negotiation, furnishing information, permitting any visit to any facilities or properties or entering into any understanding, arrangement or agreement) any inquiries, requests or proposals or offers regarding an Acquisition Proposal;

(ii)
participate in any discussions or negotiations, including by furnishing any information relating to CE Franklin or affording access to the business, properties, assets, books or records of CE Franklin, with any Person (other than Purchaser) regarding an Acquisition Proposal;

(iii)	make a Change in Recommendation;

(iv)	accept, approve, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal; or

(v)
accept, approve, endorse, recommend or enter into, or publicly propose to accept, approve, endorse, recommend or enter into, any agreement in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement permitted by Section 7.1(c)).

(b)
CE Franklin shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons conducted heretofore by CE Franklin or any of its Representatives with respect to any actual or potential Acquisition Proposal, and, in connection therewith, CE Franklin shall immediately discontinue access to any virtual or physical Data Room established by CE Franklin (and not establish or allow access to any other data rooms, virtual or otherwise or otherwise furnish information) and shall request (and exercise all rights it has to require) the return or destruction of all confidential information regarding CE Franklin previously provided to any such Person. CE Franklin agrees that it shall not terminate, waive, release, amend, modify or otherwise forebear from the enforcement of, and use commercially reasonable efforts to prosecute and enforce, any agreement containing standstill provisions and any provision of any existing confidentiality agreement or any standstill agreement to which it is a party. CE Franklin represents and warrants that, as of the date of this Agreement, it has not waived any standstill provisions that would otherwise be in effect at the date of this Agreement.

(c)
Notwithstanding Section 7.1(a), Section 7.1(b) and any other provision of this Agreement, if at any time following the date of this Agreement, CE Franklin receives a written Acquisition Proposal not resulting from a breach of Section 7.1(a) and the CE Franklin Board determines in good faith, after consultation with its financial advisors and outside legal advisors, (A) that such Acquisition Proposal constitutes or would reasonably be expected to constitute a Superior Proposal, and (B) that the failure to take the relevant action would be inconsistent with its fiduciary duties under applicable Law, then CE Franklin may, following compliance with Section 7.1(d):

(i)	furnish information with respect to CE Franklin to the Person making such Acquisition Proposal; and/or

(ii)	enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the Person making such Acquisition Proposal;

provided that CE Franklin shall not, and shall not allow its Representatives to, disclose any non-public information to such Person without having entered into a confidentiality and standstill agreement with such Person that contains provisions that are no less favourable to CE Franklin than those contained in the Confidentiality Agreement (a correct and complete copy of which confidentiality and standstill agreement shall be provided to Purchaser before any such non-public information is provided), provided that such confidentiality and standstill agreement may not include any provision calling for an exclusive right to negotiate with CE Franklin and may not restrict CE Franklin or its Representatives from complying with this Section 7.1, and shall promptly provide to Purchaser any material non-public information concerning CE Franklin provided to such other Person which was not previously provided to Purchaser.

(d)
CE Franklin shall promptly (and in any event within 24 hours following receipt) notify Purchaser (at first orally and thereafter in writing) in the event it receives after the date hereof, an Acquisition Proposal (including any request for non-public information relating to CE Franklin on a consolidated basis or for access to the properties, books or records of CE Franklin, in each case, in connection with an Acquisition Proposal), and shall provide a copy thereof to Purchaser together with such details of the proposal, offer, inquiry or request as Purchaser may reasonably request (including the identity of the

Person making the Acquisition Proposal and the terms and conditions thereof), and shall reasonably inform Purchaser in writing as to the status of developments and negotiations with respect to such Acquisition Proposal, including any changes to the material terms or conditions, of such Acquisition Proposal.

(e)
Notwithstanding anything in this Agreement to the contrary, if at any time following the date of this Agreement CE Franklin receives an Acquisition Proposal not resulting from a breach of Section 7.1(a) that the CE Franklin Board concludes in good faith, after consultation with its financial and outside legal advisors, constitutes a Superior Proposal, the CE Franklin Board may, subject to compliance with the procedures set forth in Section 7.2, authorize CE Franklin to pay the Termination Payment and terminate this Agreement and thereafter accept, recommend, approve or enter into such definitive agreement with respect to such Superior Proposal if the CE Franklin Board determines in good faith, after consultation with its outside legal advisors, that failure to take such action would be inconsistent with its fiduciary duties under applicable Law, and if and only if:

(i)	CE Franklin has complied fully with all of its obligations under this Section 7.1;

(ii)
it has provided Purchaser with a copy of the Superior Proposal document and all supporting materials, including any financing documents supplied to CE Franklin Board in connection therewith, and written confirmation from CE Franklin that the CE Franklin Board has determined that the proposal constitutes a Superior Proposal;

(iii)	three business days (the "Matching Period") shall have elapsed from the date that is the later of:

(1)
the date Purchaser received written notice advising Purchaser that the CE Franklin Board has resolved, subject only to compliance with this Section 7.1, to terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal; and

(2)	the date Purchaser has received all of the materials set forth in Section 7.1(e)(ii); and

(iv)
Purchaser has offered to amend the terms of the Arrangement and this Agreement during the Matching Period pursuant to Section 7.1(f), such Acquisition Proposal continues to be a Superior Proposal compared to the amendment offered by Purchaser during the Matching Period.

(f)
During the Matching Period, CE Franklin agrees that Purchaser shall have the right, but not the obligation, to offer to amend the terms of the Arrangement and this Agreement. The CE Franklin Board shall review any offer by Purchaser to amend the terms of the Arrangement and this Agreement in good faith in order to determine, in the exercise of its fiduciary duties and in consultation with its financial and outside legal advisors, whether Purchaser's amended offer, upon acceptance by CE Franklin would cause the Superior Proposal giving rise to the Matching Period to cease to be a Superior Proposal. If the CE Franklin Board so determines, CE Franklin shall enter into an amended agreement with Purchaser reflecting Purchaser's amended offer. If the CE Franklin Board continues to believe, in good faith, in the exercise of its fiduciary duties and after consultation with its financial and outside legal advisors, that such Superior Proposal remains a Superior Proposal and therefore rejects Purchaser's amended offer, if any, during the Matching Period or Purchaser fails to enter into an agreement with CE Franklin reflecting such amended offer during the Matching Period, CE Franklin and the CE Franklin Board may,

subject to compliance with the other provisions hereof including payment of the Termination Payment, terminate this Agreement, in order to accept, recommend, approve or enter into a definitive agreement in respect of the Superior Proposal.

(g)
In the event that CE Franklin provides the notice contemplated by Section 7.1(e)(ii) on a date which is less than three business days prior to the CE Franklin Shareholders’ Meeting, Purchaser shall be entitled to require CE Franklin to adjourn or postpone the CE Franklin Shareholders’ Meeting to a date that is not more than five business days after the date of such notice.

(h)
CE Franklin acknowledges that each amendment or modification to any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under Section 7.1(e)(iii) and shall initiate a new three business day Matching Period.

(i)	CE Franklin shall ensure that its Representatives are aware of the obligations in this Section 7.1 and CE Franklin shall be responsible for any breach of this Section 7.1 by its Representatives.

(j)
Nothing contained in this Agreement shall prohibit the CE Franklin Board from making a Change in Recommendation in the manner set forth in Section 7.2(a)(i) or (ii) prior to the approval of the Arrangement by the CE Franklin Shareholders, if the CE Franklin Board determines, in good faith (after consultation with its financial advisor(s) and after receiving written advice of outside legal counsel), that such Change in Recommendation is necessary for the CE Franklin Board to act in a manner consistent with its fiduciary duties under applicable Laws; provided that (i) not less than three business days before the CE Franklin Board considers any proposal in respect of any such Change in Recommendation, CE Franklin shall give the Purchaser Parties written notice of such proposal and promptly advise the Purchaser Parties of the proposed consideration of such proposal; (ii) the foregoing shall not relieve CE Franklin from its obligation to proceed to call and hold the CE Franklin Shareholders’ Meeting and to hold the vote on the Arrangement Resolution as provided herein and in the Interim Order (provided that, except as required under applicable Laws, CE Franklin shall be relieved from its obligations to actively solicit  proxies in favour of the Arrangement in such circumstances), except in circumstances where this Agreement is terminated in accordance with the terms hereof; and (iii) for greater certainty, in the event of any such Change in Recommendation, CE Franklin shall pay the Termination Payment as required by Section 7.2.

7.2       Termination Payment

If at any time after the execution of this Agreement:

(a)
a "Change in Recommendation" occurs as described in paragraphs (i) through (vi) below (unless Purchaser is then in material breach of its obligations hereunder and such Change in Recommendation relates to such breach):

(i)	the CE Franklin Board fails to recommend this Agreement or the Arrangement in the manner contemplated by Section 2.2(a)(ii);

(ii)
the CE Franklin Board withdraws, amends, modifies or qualifies, in a manner adverse to Purchaser, the approval or recommendation by the CE Franklin Board of the Arrangement, or publicly proposes or publicly states its intention to do so or shall have resolved to do so prior to the Effective Date;

(iii)
the CE Franklin Board fails to publicly reconfirm its recommendation in support of this Agreement and the Arrangement within two business days of the request of Purchaser following (A) the public announcement of an Acquisition Proposal that the CE Franklin Board has determined is not a Superior Proposal in accordance with Section 7.1, or (B) the entering into of an amended agreement with Purchaser pursuant to Section 7.1(f);

(iv)	the CE Franklin Board accepts, approves, endorses or recommends to CE Franklin Shareholders, to the extent applicable, an Acquisition Proposal;

(v)	CE Franklin enters into a written agreement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by Section 7.1(c)); or

(vi)	CE Franklin shall have publicly announced the intention to do any of the foregoing;

(b)
prior to the CE Franklin Shareholders' Meeting, a bona fide Acquisition Proposal is publicly announced or made to the CE Franklin Shareholders or any Person shall have publicly announced an intention to make a bona fide Acquisition Proposal in respect of CE Franklin  and, after such Acquisition Proposal shall have been made known, made or announced, CE Franklin  Shareholders do not approve the Arrangement, and an Acquisition Proposal is consummated or effected as applicable within nine months of the date such Acquisition Proposal is publicly announced or made; and for the purpose of this paragraph the references in the definition of "Acquisition Proposal" to "20% or more" or "greater than 20%" shall be deemed to be references to "50% or more" or "greater than 50%";

(c)	the CE Franklin Board accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or

(d)	CE Franklin or it Representatives shall have breached Section 7.1 in any material respect.

(each of the above being a "Termination Event") then CE Franklin shall pay in cash to or as directed by Purchaser a fee in the amount of $7,500,000 (the "Termination Payment") in immediately available funds to an account designated by Purchaser, and after such event but prior to payment of such amount, CE Franklin shall be deemed to hold such funds in trust for Purchaser.  CE Franklin shall only be obligated to pay one Termination Payment pursuant to this Section 7.2.  Upon receipt of the Termination Payment by Purchaser, notwithstanding anything else in this Agreement the Purchaser Parties shall have no further claim or remedy against CE Franklin in respect of any Termination Event.  If a Termination Event occurs in circumstances described in: (A) paragraph 7.2(a) above (other than as set out in paragraph 7.2(a)(v)) and paragraph 7.2(d) above, the Termination Payment shall be paid within two business days of the occurrence of such Termination Event, (B) paragraph 7.2(a)(v) or paragraph 7.2(c) above, the Termination Payment shall be paid within two business days of the determination of the CE Franklin Board to enter into such an agreement and prior to CE Franklin entering into such an agreement; and (C) paragraph 7.2(b) above, the Termination Payment shall be paid immediately upon consummation of the Acquisition Proposal.

7.3       Payment of Termination Payment

(a)
If CE Franklin fails to pay the Termination Payment when due hereunder, and, in order to obtain such payment, Purchaser commences a suit that results in a judgement against CE Franklin for such amount, CE Franklin shall pay the costs and expenses (including reasonable fees and expenses of legal counsel) incurred by Purchaser in connection with such suit.

(b)
Any Termination Payment payable by CE Franklin shall be without deduction or withholding for, or on account of, any present or future Taxes, unless such deduction or withholding is required by Law. If CE Franklin is required by applicable Laws to deduct or withhold any Taxes from any payment of a Termination Payment, (i) CE Franklin shall make such required deductions or withholdings, and (ii) CE Franklin shall remit the full amount deducted or withheld to the appropriate Governmental Entity in accordance with applicable Laws.  To the extent that such amounts are so deducted or withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to Purchaser.

(c)
Each of the Parties acknowledges that the agreements contained in Sections 7.2, 7.3 and this 7.4 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that the Termination Payment set out in Section 7.2 is a payment of liquidated damages that is a genuine pre-estimate of the damages which Purchaser will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. CE Franklin irrevocably waives any right that it may have to raise as a defence that any such liquidated damages are excessive or punitive.

7.4       Fees and Expenses

Except as set forth herein, each Party shall pay all fees, costs and expenses incurred by such Party in connection with this Agreement and the Arrangement.  Purchaser and CE Franklin shall share equally any filing fees payable for or in respect of any application, notification or other filing made under the Competition Act.

7.5       Access to Information; Confidentiality

From the date hereof until the earlier of the Effective Date and the termination of this Agreement, CE Franklin shall, and shall cause its Representatives to, subject to all applicable Laws and in accordance with the Confidentiality Agreement and any other subsequent written agreement that addresses confidentiality between the Parties, afford to Purchaser and the Representatives of Purchaser reasonable access to CE Franklin's officers, employees, agents, properties, books, records and Contracts and shall furnish Purchaser with all data and information as Purchaser may reasonably request, subject to the conditions contained in the Confidentiality Agreement and any other subsequent written agreement that addresses confidentiality between the Parties, in order to permit Purchaser to be in a position to expeditiously and efficiently integrate the businesses and operations of Purchaser and CE Franklin immediately upon but not prior to the Effective Date.

7.6       Insurance, Indemnification and Resignations

(a)
Purchaser, Acquisitionco and CE Franklin agree that CE Franklin will maintain in effect without any reduction in scope or coverage for six years from the Effective Date customary policies of directors' and officers' liability insurance providing protection no less favourable than the protection provided by the policies maintained by CE Franklin as are in effect immediately prior to the Effective Date and providing coverage on a "trailing" or "run-off" basis for all present and former directors and officers of CE Franklin with respect to Claims arising from facts or events which occurred prior to the Effective Date, provided that the total cost of such insurance coverage shall not exceed $350,000.

(b)
The Parties agree that all rights to indemnification or exculpation now existing in favour of present and former officers and directors of CE Franklin, as provided by Contract, in CE Franklin's articles or by-laws in effect as of the date of this Agreement or pursuant to the provisions of applicable corporate legislation, shall survive and shall continue in full force and effect without modification for a period of not less than the later of their terms, if any, or the statutes of limitations applicable to such matters, and if the Arrangement is completed Purchaser and Acquisitionco further unconditionally and irrevocably covenant and agree to be jointly and severally liable with CE Franklin for the performance of this covenant following the Effective Date.

(c)
CE Franklin shall use its reasonable commercial efforts (recognizing the necessity to pay appropriate employee severance consistent with past practice and in accordance with CE Franklin's internal severance guidelines (as disclosed in the Disclosure Letter) and any written employment agreements) to cause to be delivered to Purchaser on the Effective Date resignations, effective on the Effective Date, of the officers and directors of CE Franklin as designated in writing by Purchaser at least five business days prior to the Effective Date. CE Franklin shall also cause to be delivered by such designated officers and directors concurrently with the delivery of the resignations as aforesaid duly executed mutual releases in form and content satisfactory to Purchaser, acting reasonably, which shall contain, without limitation, a release from each such individual of all their claims against CE Franklin (except for any claims relating to unpaid remuneration, including bonus, severance and change of control payments and relating to indemnifications), and from CE Franklin, a release from CE Franklin of all its claims against such designated director and officers, except for claims relating to fraud, intentional misrepresentation or wilful misconduct.

7.7       Employees

Following the Effective Time, Purchaser shall cause CE Franklin to provide the individuals who are employees ("Employees") of CE Franklin immediately prior to the Effective Time with compensation and benefits that are substantially similar to the compensation and benefits provided to employees of Purchaser who perform comparable services for Purchaser.  At the Effective Time, the Employees shall cease to participate in the CE Franklin Employee Plans.

7.8       Financial Advisors

CE Franklin represents and warrants to Purchaser that, except for CIBC World Markets Inc., no financial advisor, broker, finder or investment banker is entitled to be paid any brokerage, finder's or other fee or commission by CE Franklin, or to the reimbursement by CE Franklin of any of its expenses, in connection with the Arrangement.  CE Franklin has provided to Purchaser a correct and complete copy of all agreements relating to the arrangements between it and its financial advisors as are in existence at the date hereof and agrees not to amend the terms of any such agreement relating to the payment of fees and expenses or indemnification without the prior written approval of Purchaser.

7.9       Guarantee by Purchaser

Purchaser hereby unconditionally and irrevocably guarantees in favour of CE Franklin that it will carry out, or cause to be carried out, all of Acquisitionco's obligations hereunder, including the due and punctual performance by Acquisitionco of Acquisitionco’s obligation hereunder to pay the Arrangement Consideration.

7.10     Guarantee by Guarantor

In consideration for CE Franklin entering into this Agreement, Guarantor hereby unconditionally and irrevocably guarantees in favour of CE Franklin that it will carry out, or cause to be carried out, all of the obligations of Purchaser and Acquisitionco  hereunder, including the due and punctual payment of the Arrangement Consideration.  For greater certainty, CE Franklin shall not be bound to exhaust its recourse against Acqusitionco or Purchaser or to pursue any rights or remedies CE Franklin may have against Acquisitionco or Purchaser before seeking recourse against Guarantor for any failure of Purchaser or

Acquisitionco to fulfill their obligations hereunder, including the obligation to fund the Arrangement Consideration at the Effective Time.

ARTICLE VIII
TERM, TERMINATION, AMENDMENT AND WAIVER

8.1       Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a)	by mutual written consent of Purchaser, Acquisitionco and CE Franklin;

(b)
by either Purchaser, Acquisitionco or CE Franklin if the Effective Time shall not have occurred on or prior to the Outside Date, except that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any Party whose failure to fulfill any of its obligations has been the cause of, or resulted in, the failure of the Effective Time to occur by such date;

(c)
by either Purchaser, Acquisitionco or CE Franklin if the Arrangement Resolution shall have failed to receive the requisite vote of the CE Franklin Shareholders of record (voting together as a single class) for approval at the CE Franklin Shareholders’ Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order;

(d)
as provided in Section 6.4; provided that the Party seeking termination is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Sections 6.2 or 6.3, as applicable, not to be satisfied;

(e)	by Purchaser upon the occurrence of a Termination Event in respect of CE Franklin as provided in Section 7.2; or

(f)
by CE Franklin upon the acceptance, recommendation, approval or entering into by CE Franklin of an agreement to implement a Superior Proposal in accordance with Section 7.1(e), provided that CE Franklin (i) has complied with its obligations set forth in Section 7.1 and (ii) contemporaneously with the termination of this Agreement pays the Termination Payment required pursuant to Section 7.2.

8.2       Effect of Termination

In the event of the termination of this Agreement in the circumstances set out in paragraphs (a) through (f) of Section 8.1, this Agreement shall forthwith become void and neither Party shall have any liability or further obligation to the other Party hereunder, except with respect to the obligations set forth in this Section 8.2, Sections 2.5(e) and (f), Sections 7.2, 7.3 and 7.4 (but only in respect of a Termination Event which has occurred or in the case of a Termination Event in Section 7.2(b), commenced) and, where applicable, Section 9.8, which shall survive any termination hereof. Nothing contained in this Section shall relieve any Party from liability for any breach of any provision of this Agreement.  No termination of this Agreement shall affect the obligations of the Parties pursuant to the Confidentiality Agreement, except to the extent specified therein.

8.3       Amendment

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the CE Franklin Shareholders' Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, subject to the Interim Order and Final Order and applicable Laws.

8.4       Waiver

Either Party may (a) extend the time for the performance of any of the obligations or other acts of the other Party, (b) waive compliance with any of the other Party's agreements or the fulfillment of any conditions to its own obligations contained herein, and (c) waive inaccuracies in any of the other Party's representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and such waiver shall apply only to the specific matters identified in such instrument.

ARTICLE IX
GENERAL PROVISIONS

9.1       Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile transmission, or as of the following business day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by either Party by notice to the other given in accordance with these provisions):

(a)	if to Purchaser:

NOCL Holding B.V.
7909 Parkwood Circle Dr
Houston, TX 77036
USA

Attention:           General Counsel
Telephone:         713-346-7550
Facsimile:          713-346-7995

with a copy to:

Fraser Milner Casgrain LLP
1500, 850 – 2nd Street SW
Calgary, Alberta T2P 0R8
Attention: Bill Gilliland
Telephone: 403-268-6826
Facsimile: 403-268-3100

(b)	if to Acquisitionco:

NOV Distribution Services ULC
7909 Parkwood Circle Dr
Houston, TX 77036
USA

Attention:           General Counsel
Telephone:         713-346-7550
Facsimile:          713-346-7995

with a copy to:

Fraser Milner Casgrain LLP
1500, 850 – 2nd Street SW
Calgary, Alberta T2P 0R8
Attention: Bill Gilliland
Telephone: 403-268-6826
Facsimile: 403-268-3100

(c)	if to Guarantor:

Dreco Energy Services ULC
7909 Parkwood Circle Dr
Houston, TX 77036
USA

Attention:           General Counsel
Telephone:         713-346-7550
Facsimile:          713-346-7995

with a copy to:

Fraser Milner Casgrain LLP
1500, 850 – 2nd Street SW
Calgary, Alberta T2P 0R8
Attention: Bill Gilliland
Telephone: 403-268-6826
Facsimile: 403-268-3100

(d)	if to CE Franklin:

CE Franklin Ltd.
1800, 635 - 8 Avenue S.W.
Calgary, AB  T2P 3M3

Attention:           Special Committee
 c/o Michael West, President & Chief Executive Officer
Telephone:         (403) 531-5600
Facsimile:          (403) 265-1968

with a copy to:

Norton Rose Canada LLP
3700, 400 - 3rd Avenue S.W.
Calgary, Alberta  T2P 4H2

Attention:           Robert J. Engbloom
Telephone:         (403) 267-8222
Facsimile:          (403) 264-5973

9.2       Entire Agreement; Binding Effect

This Agreement: (a) together with the Confidentiality Agreement and any other subsequent written agreement that addresses confidentiality between the Parties, constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof; and (b) shall be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns.

9.3       Assignment

Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the Parties hereto without the prior written consent of the other Party.

9.4       Time of Essence

Time shall be of the essence in this Agreement.

9.5       Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

9.6       Specific Performance

Purchaser, Acquisitionco, Guarantor and CE Franklin agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement or the Confidentiality Agreement or any other subsequent written agreement that addresses confidentiality between the Parties were not performed by any of the Parties in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that each Party shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches or threatened breaches of the provisions of this Agreement or the Confidentiality Agreement or any other subsequent written agreement that addresses confidentiality between the Parties or to otherwise obtain specific performance of any such provisions, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

9.7       Third Party Beneficiaries

The provisions of: (a) Section 7.6 are intended for the benefit of all present and former directors and officers of CE Franklin, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such Persons and his or her heirs, executors administrators and other legal representatives and (b) Sections 5.5 and 7.7 are intended for the benefit of all present and former directors, officers, employees and consultants of CE Franklin, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such Persons and his or her heirs, executors administrators and other legal representatives, as may be modified by the terms of any release of CE Franklin provided by such Persons (collectively, the Persons referred to in this Section 9.7 are referred to as the "Third Party Beneficiaries").  Purchaser, Acquisitionco and CE Franklin shall hold the rights and benefits of Sections 5.5, 7.6 and 7.7 in trust for and on behalf of the Third Party Beneficiaries and each of Purchaser, Acquisitionco and CE Franklin hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries, and the provisions of Sections 5.5, 7.6 and 7.7 are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by Contract or otherwise.  Except as provided in this Section 9.7, this Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

9.8       Privacy Issues

(a)	For the purposes of this Section 9.8, the following definitions shall apply:

"applicable privacy laws" means any and all Applicable Laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including the Personal Information Protection and Electronic Documents Act (Canada) and any comparable provincial Laws, including the Personal Information Protection Act (Alberta);

"authorized authority" means, in relation to any Person, transaction or event, any Governmental Authority having jurisdiction over such Person, transaction or event; and

"Personal Information" means information (other than business contact information when used or disclosed for the purpose of contacting such individual in that individual's capacity as an employee or an official of an organization and for no other purpose) about an identifiable individual disclosed or transferred to Purchaser or Acquisitionco or any of their affiliates by CE Franklin in accordance with this Agreement or as a condition of the Arrangement.

(b)
The Parties acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use or disclosure of Personal Information disclosed or transferred to Purchaser or Acquisitionco or any of their affiliates by CE Franklin in accordance with this Agreement or as a condition of the Arrangement (the "Disclosed Personal Information").

(c)
Prior to the completion of the Arrangement, no Party shall collect, use or disclose the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement.  After the completion of the transactions contemplated herein, a Party may only collect, use and disclose the Disclosed Personal Information for the purposes for which the Disclosed Personal Information was initially collected from or in respect of the individual to which such Disclosed Personal Information relates or for the completion of the transactions contemplated herein, unless:

(i)	either Party shall have first notified such individual of such additional purpose, and where required by Applicable Law, obtained the consent of such individual to such additional purpose; or

(ii)	such use or disclosure is permitted or authorized by applicable Law, without notice to, or consent from, such individual.

(d)
Each Party acknowledges and confirms that the disclosure of the Disclosed Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement and the Acquisition, and that the Disclosed Personal Information relates solely to the carrying on of the business or the completion of the Arrangement and the Acquisition.

(e)	Each Party acknowledges and confirms that it has taken and shall continue to take reasonable security measures, in accordance with applicable Law, to protect any Disclosed Personal Information.

(f)
Each Party shall at all times keep confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties' obligations hereunder.  Prior to the completion of the Arrangement, each Party shall take reasonable steps to ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective Party who have a bona fide need to access such information in order to complete the Arrangement.

(g)
Where authorized by applicable Law, each Party shall promptly notify the other Party to this Agreement of all inquiries, complaints, requests for access, variations or withdrawals of consent and Claims of which the Party is made aware in connection with the Disclosed Personal Information.  To the extent permitted by applicable Law, the Parties shall fully co-operate with one another, with the Persons to whom the Disclosed Personal Information relates, and any Governmental Entity charged with enforcement of applicable privacy Laws, in responding to such inquiries, complaints, requests for access, variations or withdrawals of consent and Claims.

(h)
Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of any Party, the other Parties shall forthwith cease all use of the Disclosed Personal Information acquired by it in connection with this Agreement and will return to the requesting Party or, at the requesting Party's request, destroy in a secure manner, the Disclosed Personal Information (and any copies thereof) in its possession.

9.9       Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the laws of Canada applicable therein, and the Parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Alberta.

9.10     Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)
the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

9.11     Counterparts

This Agreement may be executed by facsimile or other electronic signature and in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

[The remainder of this page is left blank intentionally]

IN WITNESS WHEREOF the Parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

NOCL HOLDING B.V.

by:
Name:
Title:

NOV DISTRIBUTION SERVICES ULC

by:
Name:
Title:

DRECO ENERGY SERVICES ULC

by:
Name:
Title:

CE FRANKLIN LTD.

by:
Name:
Title:

by:
Name:
Title:

Schedule 1.1(a)

Plan of Arrangement

PLAN OF ARRANGEMENT UNDER SECTION 193
OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1
INTERPRETATION

1.1	In this Plan of Arrangement, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9;

(b)	"Acquisitionco" means NOV Distribution Services ULC, a corporation existing under the laws of the Province of Alberta;

(c)
"Arrangement", "herein", "hereof", "hereunder" and similar expressions mean and refer to the arrangement involving Purchaser, Acquisitionco, CE Franklin and the CE Franklin Securityholders pursuant to section 193 of the ABCA, on the terms and conditions set forth in this Plan of Arrangement as supplemented, modified or amended in accordance with the terms hereof and the Arrangement Agreement or at the direction of the Court in the Final Order, and not to any particular article, section or other portion hereof;

(d)	"Arrangement Consideration" means $12.75 in cash for each CE Franklin Share;

(e)
"Arrangement Agreement" means the arrangement agreement dated May 30, 2012, as amended and restated on June 15, 2012, among Purchaser, Acquisitionco and CE Franklin with respect to the Arrangement, and all amendments thereto in accordance with the terms thereof;

(f)
"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted, giving effect to the Arrangement, which shall be in a form and content satisfactory to the Purchaser, Acquisitionco and CE Franklin, each acting reasonably;

(g)	"Business Day" means any day, other than a Saturday, a Sunday or a statutory holiday in the Province of Alberta or the State of Texas;

(h)	"CE Franklin" means CE Franklin Ltd., a corporation existing under the laws of the Province of Alberta;

(i)	"CE Franklin DSU" means a CE Franklin Deferred Share Unit granted pursuant to the CE Franklin DSU Plan;

(j)	"CE Franklin DSU Plan" means the CE Franklin Deferred Share Unit Plan;

(k)	"CE Franklin Incentive Securityholders" means, collectively, the holders of CE Franklin DSUs, the holders of CE Franklin PSUs and the holders of CE Franklin RSUs;

(l)
"CE Franklin Information Circular" means the management proxy circular of CE Franklin to be sent by CE Franklin to the CE Franklin Shareholders in connection with the CE Franklin Shareholders' Meeting;

(m)	"CE Franklin Optionholders" means the holders from time to time of outstanding CE Franklin Options;

(n)
"CE Franklin Options" means the outstanding stock options, whether or not vested, to acquire CE Franklin Shares granted pursuant to the CE Franklin Stock Option Plan that are unexercised immediately prior to the Effective Time;

(o)	"CE Franklin PSU" means a CE Franklin Performance Share Unit granted pursuant to the CE Franklin Unit Plan;

(p)	"CE Franklin RSU" means a CE Franklin Restricted Share Unit granted pursuant to the CE Franklin Unit Plan;

(q)	"CE Franklin Securityholders" means, collectively, the CE Franklin Optionholders, the CE Franklin Shareholders and the CE Franklin Incentive Securityholders;

(r)	"CE Franklin Shareholders" means the holders of CE Franklin Shares;

(s)	"CE Franklin Shareholders' Meeting" means the special meeting of CE Franklin Shareholders to be held to consider the Arrangement and related matters, and any adjournments or postponements thereof;

(t)	"CE Franklin Shares" means the common shares in the capital of CE Franklin;

(u)	"CE Franklin Stock Option Plan" means the incentive stock option plan of CE Franklin (as amended);

(v)	"CE Franklin Unit Plan" means the CE Franklin Share Unit Plan;

(w)	"Certificate" means the certificate, certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

(x)	"Court" means the Court of Queen's Bench of Alberta;

(y)	"Depositary" means Computershare Trust Company of Canada for the purpose of, among other things, paying the Arrangement Consideration in connection with the Arrangement;

(z)	"Direction" means a direction given by an authorized officer of CE Franklin to the EBP Trustee as required pursuant to the EBP Trust Agreement;

(aa)
"Dissent Rights" means the right of a registered CE Franklin Shareholder to dissent to the resolution approving the Arrangement and to be paid the fair value of the securities in respect of which the CE Franklin Shareholder dissents, all in accordance with section 191 of the ABCA, as modified by the Interim Order and Article 4 hereof;

(bb)
"Dissenting Shareholders" means the registered CE Franklin Shareholders who validly exercise their Dissent Rights in strict compliance with the Dissent Rights and who have not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights at the Effective Time and "Dissenting Shareholder" means any one of them;

(cc)	"EBP Trust" means the CE Franklin Ltd. Employee Benefit Plan Trust established pursuant to the EBP Trust Agreement;

(dd)
"EBP Trust Agreement" means the CE Franklin Ltd. Employee Benefit Plan Trust Agreement made between CE Franklin and the EBP Trustee on the 21st day of December, 2006, as amended, providing for, among other things, the delivery of CE

Franklin Shares to the persons entitled to receive CE Franklin Shares under the CE Franklin Unit Plan;

(ee)	"EBP Trustee" means Computershare Trust Company of Canada in its capacity as trustee of the EBP Trust;

(ff)	"Effective Date" means the date the Arrangement becomes effective pursuant to the ABCA;

(gg)	"Effective Time" means the time the Arrangement becomes effective on the Effective Date pursuant to the ABCA;

(hh)
"Final Order" means the final order of the Court approving the Arrangement pursuant to paragraph 193(9)(a) of the ABCA, as such order may be affirmed, amended or modified by the Court (with the consent of each of CE Franklin, Acquisitionco and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended (provided that such amendment is acceptable to each of CE Franklin, Acquisitionco and the Purchaser, each acting reasonably) on appeal;

(ii)
"Interim Order" means an interim order of the Court concerning the Arrangement under subsection 193(4) of the ABCA, as such order may be affirmed, amended or modified (with the consent of each of CE Franklin, Acquisitionco and the Purchaser, each acting reasonably), containing declarations and directions in respect of the notice to be given and the conduct of the CE Franklin Shareholders' Meeting with respect to the Arrangement as more fully set out herein;

(jj)	"Letter of Transmittal" means the letter of transmittal accompanying the CE Franklin Information Circular to be delivered to CE Franklin Shareholders in connection with the Arrangement;

(kk)	"Plan" or "Plan of Arrangement" means this plan of arrangement as amended or supplemented from time to time in accordance with Article 6 hereof or Section 8.3 of the Arrangement Agreement;

(ll)	"Purchaser" means NOCL Holding B.V., a Dutch private company with limited liability, having its corporate seat in Etten-Leur, the Netherlands;

(mm)	"Registrar" means the Registrar of Corporations for the Province of Alberta duly appointed under Section 263 of the ABCA; and

(nn)	"Tax Act" means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.).

1.2
The division of this Plan of Arrangement into articles, sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3
Unless reference is specifically made to some other document or instrument, all references herein to articles, sections, subsections, paragraphs and subparagraphs are to articles, sections, subsections, paragraphs and subparagraphs of this Plan of Arrangement.

1.4
Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5	Unless otherwise specified, all references to "dollars" or "$" shall mean Canadian dollars.

1.6
In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.7	References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1	This Plan of Arrangement is made pursuant to and subject to the provisions of, and forms part of, the Arrangement Agreement.

2.2
This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate, will become effective on, and be binding on and after, the Effective Time on: (a) the registered and beneficial CE Franklin Securityholders (including Dissenting Shareholders); (b) Purchaser; (c) Acquisitionco; (d) CE Franklin; (e) the EBP Trustee; (f) the registrar and transfer agent in respect of the CE Franklin Shares; and (g) the Depositary, without any further act or formality required on the part of any person.

2.3
The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

ARTICLE 3
ARRANGEMENT

3.1
Commencing at the Effective Time, the following transactions shall occur and shall be deemed to occur sequentially in the order set out below, except as otherwise expressly provided.  To the extent that such transactions involve CE Franklin or Acquisitionco or any securities thereof, including, without limitation, CE Franklin Options, CE Franklin PSUs, CE Franklin RSUs or CE Franklin DSUs, or are governed by Section 193 of the ABCA, such transactions shall occur without any further authorization, act or formality pursuant to Section 193 of the ABCA.  All other transactions shall occur by means of the appropriate action being taken on the part of the appropriate parties to effect such transactions at the Effective Time:

(a)
Acquisitionco shall provide to each CE Franklin Optionholder a loan equal to the aggregate exercise price of all CE Franklin Options held by such CE Franklin Optionholder, which loan shall be, and shall be deemed to be, advanced to each such CE Franklin Optionholder by the Depositary, for and on behalf of Acquisitionco, from the funds deposited with the Depositary pursuant to Section 5.2 and such funds shall be, and shall be deemed to be, held by the Depositary in trust for such CE Franklin Optionholders;

(b)
all of the CE Franklin Options shall be, and shall be deemed to be, exercised by the CE Franklin Optionholders and CE Franklin shall, and shall be deemed to, issue to each CE Franklin Optionholder that number of CE Franklin Shares issuable upon exercise of each such CE Franklin Optionholder's CE Franklin Options, following which each of the former CE Franklin Optionholders will be added to the register of CE Franklin Shareholders in respect of the number of CE Franklin Shares issued to each CE Franklin Optionholder and all of the CE Franklin Options and the CE Franklin Stock Option Plan shall be, and shall be deemed to be, terminated;

(c)
the Depositary shall deliver, and shall be deemed to have delivered, to CE Franklin, for and on behalf of the CE Franklin Optionholders who have exercised, or been deemed to have exercised, CE Franklin Options pursuant to Section 3.1(b), the aggregate cash payable upon exercise thereof in accordance with the CE Franklin Stock Option Plan from the proceeds of the loans being held by the Depositary in trust for the CE Franklin Optionholders pursuant to subsection 3.1(a);

(d)
each CE Franklin RSU and CE Franklin PSU outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, fully vested and in full satisfaction of the obligations of CE Franklin to deliver CE Franklin Shares and/or cash to the holders of CE Franklin RSUs and CE Franklin PSUs under the CE Franklin Unit Plan:

(i)
a number of CE Franklin Shares held by the EBP Trust equal to the number of CE Franklin RSUs outstanding immediately prior to the Effective Time shall be distributed by the EBP Trustee to the holders of CE Franklin RSUs in accordance with a Direction on the basis of one CE Franklin Share for each CE Franklin RSU and such CE Franklin RSUs shall be cancelled;

(ii)
the remaining CE Franklin Shares held by the EBP Trust shall be distributed by the EBP Trustee to the holders of an equal number of CE Franklin PSUs in accordance with a Direction on the basis of one CE Franklin Share for each CE Franklin PSU and such CE Franklin PSUs shall be cancelled;

(iii)	CE Franklin shall pay each holder of a remaining CE Franklin PSU $12.75 in cash (less any amounts withheld pursuant to Section 3.4) for each of the holder's remaining CE Franklin PSUs; and

(iv)	all of the CE Franklin RSUs, the CE Franklin PSUs and the CE Franklin Unit Plan shall be, and shall be deemed to be, terminated;

(e)
CE Franklin shall pay each holder of a CE Franklin DSU $12.75 in cash (less any amounts withheld pursuant to Section 3.4) for each of the holder's CE Franklin DSUs and all of the CE Franklin DSUs and the CE Franklin DSU Plan shall be, and shall be deemed to be, terminated;

(f)
the CE Franklin Shares held by Dissenting Shareholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to Acquisitionco (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) and, as of the Effective Time, such Dissenting Shareholders shall cease to have any rights as CE Franklin Shareholders, other than the right to be paid the fair value of their CE Franklin Shares in accordance with the Dissent Rights;

(g)
each issued and outstanding CE Franklin Share (other than (i) a CE Franklin Share held by Acquisitionco; (ii) a CE Franklin Share issued upon exercise of CE Franklin Options pursuant to subsection 3.1(b) and (iii) a CE Franklin Share delivered to a former holder of CE Franklin RSUs or CE Franklin PSUs pursuant to subsection 3.1(d)) shall be, and shall be deemed to be, transferred to Acquisitionco (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) in exchange for the Arrangement Consideration;

(h)
each issued and outstanding CE Franklin Share issued upon exercise of CE Franklin Options pursuant to subsection 3.1(b) shall be, and shall be deemed to be, transferred to Acquisitionco (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) in exchange for the Arrangement Consideration, provided that payment of the aggregate Arrangement Consideration otherwise deliverable to a holder of such CE Franklin Shares shall be satisfied as follows:

(i)
an amount of such aggregate Arrangement Consideration equal to the aggregate amount of taxes and other amounts required to be remitted by CE Franklin to a taxation authority in respect of the exercise of the CE Franklin Options by such holder shall be paid to CE Franklin on behalf of such holder;

(ii)
an amount of such aggregate Arrangement Consideration equal to the aggregate amount of the loan made by Acquisitionco to such holder pursuant to subsection 3.1(a) shall be satisfied by way of set-off of such amount against the amount of the loan made by Acquisitionco to such holder pursuant to subsection 3.1(a) in full satisfaction of such loan; and

(iii)	the balance of such aggregate Arrangement Consideration shall be paid to the holder of such CE Franklin Shares; and

(i)
each issued and outstanding CE Franklin Share delivered to a former holder of CE Franklin RSUs or CE Franklin PSUs pursuant to subsection 3.1(d) shall be, and shall be deemed to be, transferred to Acquisitionco (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) in exchange for the Arrangement Consideration, provided that a portion of such Arrangement Consideration (which portion shall be equal to the aggregate of the amount of taxes and other amounts required to be remitted to a taxation authority in respect of the receipt of the CE Franklin Share from the EBP Trust) shall be, and shall be deemed to be, paid to CE Franklin on behalf of such CE Franklin Shareholder in full satisfaction of the amount of taxes and other amounts required to be remitted to a taxation authority in respect of the receipt of the CE Franklin Share from the EBP Trust, and the balance of such Arrangement Consideration shall be paid to the holder of such CE Franklin Share.

3.2	CE Franklin shall make the appropriate entries in its securities registers to reflect the matters referred to in Section 3.1.

3.3	Upon each transfer of CE Franklin Shares to Acquisitionco pursuant to Section 3.1:

(a)
each holder of the CE Franklin Shares so transferred shall cease to be a holder of the CE Franklin Shares so transferred and the name of such holder shall be removed from the register of holders of CE Franklin Shares as it relates to the CE Franklin Shares so transferred; and

(b)	Acquisitionco shall be added to the register of holders of CE Franklin Shares as it relates to the CE Franklin Shares so transferred to Acquisitionco.

3.4
Notwithstanding anything to the contrary contained herein, Purchaser, Acquisitionco, CE Franklin and the Depositary, as applicable, shall be entitled to deduct and withhold from or in respect of any distributions, other payments (including without limitation any payments pursuant to Article 4) or consideration payable or deliverable to any person pursuant to this Plan of Arrangement such amounts as Purchaser, Acquisitionco, CE Franklin or the Depositary reasonably determines are required to be deducted and withheld under the Tax Act, the United States Internal Revenue

Code of 1986, or any provision of federal, provincial, state, local or foreign tax law.  To the extent that amounts are so withheld, CE Franklin shall remit, or cause to be remitted, all such withheld amounts to the appropriate taxation authorities within the prescribed time and such withheld amounts shall be treated for all purposes hereof as having been paid to the person in respect of which such deduction and withholding was made; provided that such withheld amounts are actually remitted to the appropriate taxation authority.

ARTICLE 4
DISSENTING SHAREHOLDERS

4.1
Each registered holder of CE Franklin Shares shall have the right to dissent with respect to the Arrangement pursuant to and in the manner set forth in Section 191 of the ABCA, as same may be modified by the Interim Order and this Article 4.  A Dissenting Shareholder shall, at the Effective Time, cease to have any rights as a holder of CE Franklin Shares and shall only be entitled to be paid by Acquisitionco the fair value of the holder's CE Franklin Shares.  A Dissenting Shareholder who is paid the fair value of the holder's CE Franklin Shares shall be deemed to have transferred the holder's CE Franklin Shares to Acquisitionco at the Effective Time, notwithstanding the provisions of Section 191 of the ABCA.  A Dissenting Shareholder who, for any reason is not entitled to be paid the fair value of the holder's CE Franklin Shares, shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of CE Franklin Shares, notwithstanding the provisions of Section 191 of the ABCA.  The fair value of the CE Franklin Shares shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the holders of CE Franklin Shares at the CE Franklin Shareholders' Meeting; but in no event shall Acquisitionco or CE Franklin be required to recognize such Dissenting Shareholder as a shareholder of CE Franklin after the Effective Time and the names of such holders shall be removed from the applicable CE Franklin register of shareholders as at the Effective Time.  For greater certainty, in addition to any other restrictions in Section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.  A holder of CE Franklin Shares may not exercise the right to dissent in respect of only a portion of such holder's CE Franklin Shares but may dissent only with respect to all of the CE Franklin Shares held by the CE Franklin Shareholder.

ARTICLE 5
OUTSTANDING CERTIFICATES AND FRACTIONAL SHARES

5.1	From and after the Effective Time:

(a)
certificates formerly representing CE Franklin Shares shall represent only the right to receive the Arrangement Consideration, or as to those held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to Section 4.1, to receive the fair value of the CE Franklin Shares represented by such certificates;

(b)
any agreement or certificate formerly representing CE Franklin Options shall represent only the right to receive the consideration to which the former CE Franklin Optionholders are entitled under the Arrangement; and

(c)
any agreement or certificate formerly representing CE Franklin DSUs, CE Franklin RSUs or CE Franklin PSUs shall represent only the right to receive the consideration to which the former CE Franklin Incentive Securityholders are entitled under the Arrangement.

5.2
Not later than the Effective Time, Purchaser and/or Acquisitionco shall deposit with the Depositary cash in an amount equal to the aggregate cash to be received by all of the CE Franklin Shareholders pursuant to Section 3.1.

5.3
The Depositary, for and on behalf of Acquisitionco, shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former CE Franklin Shareholder of a duly completed Letter of Transmittal and the certificates representing such CE Franklin Shares, either:

(a)	forward or cause to be forwarded by first class mail (postage prepaid) to such former CE Franklin Shareholder at the address specified in the Letter of Transmittal; or

(b)	if requested by such former CE Franklin Shareholder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder;

a cheque representing the aggregate amount of cash which such former CE Franklin Shareholder is entitled pursuant to Section 3.1, less any amounts withheld or deducted pursuant to Section 3.4, and any certificate so surrendered shall forthwith be cancelled.  Notwithstanding the foregoing, neither a certificate nor a Letter of Transmittal need be surrendered by (i) a former CE Franklin Shareholder in respect of those CE Franklin Shares issued upon exercise of CE Franklin Options pursuant to Subsection 3.1(b) or (ii) a former CE Franklin Incentive Securityholder in order to receive the cash to which such former CE Franklin Incentive Securityholder is entitled pursuant to Section 3.1.

5.4
If any share certificate which immediately prior to the Effective Time represented an interest in outstanding CE Franklin Shares that were transferred or cancelled pursuant to section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such share certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed share certificate the consideration to which the holder is entitled pursuant to the Arrangement.  Unless otherwise agreed to by Acquisitionco, the person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to CE Franklin and its transfer agent, which bond is in form and substance satisfactory to Acquisitionco, CE Franklin and CE Franklin's transfer agent, or shall otherwise indemnify CE Franklin and its transfer agent, to the reasonable satisfaction of such parties, against any claim that may be made against any of them with respect to the share certificate alleged to have been lost, stolen or destroyed.

5.5
Subject to any applicable law relating to unclaimed personal property, any share certificate formerly representing CE Franklin Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the day that is three years less one day from the Effective Date shall cease to represent a claim or interest of any kind or nature against Purchaser, Acquisitionco or CE Franklin.  On such date, the aggregate cash amount to which the former CE Franklin Shareholder referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to Purchaser and/or Acquisitionco and shall be returned to Purchaser and/or Acquisitionco, at Purchaser's discretion, by the Depositary. None of Purchaser, CE Franklin, Acquisitionco or the Depositary shall be liable to any person in respect of any cash amount for CE Franklin Shares delivered to a public official pursuant to any applicable law relating to unclaimed personal property.

ARTICLE 6
AMENDMENTS

6.1
The Purchaser, Acquisitionco and CE Franklin may jointly amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be:  (a) set out in writing; (b) filed with the Court and, if made following the CE Franklin Shareholders' Meeting, approved by the Court; and (c) communicated to the CE Franklin Securityholders if and as required by the Court.

6.2
Any amendment, modification or supplement to this Plan of Arrangement may be proposed jointly by the Purchaser, Acquisitionco and CE Franklin at any time prior to or at the CE Franklin Shareholders' Meeting with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the CE Franklin Shareholders' Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3
Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the CE Franklin Shareholders' Meeting shall be effective only if: (a) it is consented to by each of the Purchaser, Acquisitionco and CE Franklin; and (b) if required by the Court or applicable law, it is consented to by the CE Franklin Securityholders.

6.4
Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time unilaterally by Acquisitionco, provided that such amendment, modification or supplement concerns a matter which, in the reasonable opinion of Acquisitionco, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of Acquisitionco, CE Franklin, or any former CE Franklin Securityholders.

Schedule 3.1

Representations and Warranties of Purchaser Parties

(a)           Organization and Qualification.  Purchaser is a Dutch private company with limited liability formed, validly existing and in good standing under the Laws of the Netherlands, Acquisitionco is a corporation duly incorporated, validly existing and in good standing under the Laws of the Province of Alberta, Guarantor is a corporation duly incorporated, validly existing and in good standing under the Laws of the Province of Alberta and each has the requisite corporate power and authority to own its properties as now owned and to carry on its business as it is now being conducted.

(b)           Authority Relative this Agreement.  Each of the Purchaser Parties has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder.  The execution and delivery of this Agreement and the participation by the Purchaser Parties, as applicable, in the Arrangement contemplated hereby have been duly authorized by the board of directors of Purchaser, Acquisitionco and Guarantor and no other corporate proceedings on the part of the Purchaser Parties are necessary to authorize this Agreement or the Arrangement.  This Agreement has been duly executed and delivered by the Purchaser Parties and constitutes a legal, valid and binding obligation of each of them enforceable against each of them in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)           Ownership of Acquisitionco.  Acquisitionco is a wholly-owned subsidiary of Purchaser.

(d)           No Violation; Absence of Defaults and Conflicts.

(i)
Neither Guarantor nor Purchaser nor any of Purchaser's Subsidiaries (including Acquisitionco) is in violation of its constating documents or by-laws or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, Contract or other instrument or obligation to which Guarantor, Purchaser or any of Purchaser's Subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Guarantor, Purchaser or any of Purchaser's Subsidiaries is bound, except for such defaults which would not impede the ability of the Purchaser Parties to consummate the Arrangement.

(ii)
Neither the execution and delivery of this Agreement by the Purchaser Parties nor the consummation by the Purchaser Parties of the Arrangement contemplated hereby nor compliance by the Purchaser Parties with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Encumbrance upon any of the properties or assets of the Purchaser Parties or any of their Subsidiaries or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) their respective charter or by-laws or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, Contract or other instrument or obligation to which the Purchaser Parties or any of their Subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which the Purchaser Parties or any of their Subsidiaries is bound; or (B) subject to compliance with the statutes and regulations referred to below, violate any Laws, judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the Purchaser Parties or any of their Subsidiaries or any of their respective properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of Encumbrances which, or any consents, approvals or notices which if not given or received, would not impede the ability of the Purchaser Parties to consummate the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would impede the ability of the Purchaser Parties to consummate the Arrangement.

(iii)
Other than in connection with or in compliance with the provisions of applicable Canadian Securities Laws, U.S. Securities Laws, the ABCA, the Competition Act, the terms of the Interim Order and the Final Order in respect of the Arrangement and the filing of the Articles of Arrangement, (A) there is no legal impediment to the Purchaser Parties consummation of the Arrangement, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of the Purchaser Parties in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not impede the ability of the Purchaser Parties to consummate the Arrangement.

(e)           Litigation.  There are no actions, suits, proceedings or investigations by Governmental Entities pending or, to the knowledge of the Purchaser Parties, threatened, affecting or that would reasonably be expected to affect the Purchaser Parties or any of their Subsidiaries or affecting or that would reasonably be expected to affect any of their property or assets at Law or equity or before or by any court or Governmental Entity which action, suit, proceeding or investigation involves a possibility of any judgment against or liability of the Purchaser Parties or any of their Subsidiaries which, if successful, would significantly impede the ability of the Purchaser Parties to consummate the Arrangement.  None of the Purchaser Parties or their Subsidiaries are subject to any outstanding order, writ, injunction or decree that would significantly impede the ability of the Purchaser Parties to consummate the Arrangement.

(f)           Funds Available.  Purchaser has sufficient funds or committed financing available to effect the consummation of the Arrangement on the terms set forth herein, and Guarantor has currently available to it and will have at the Effective Time financial resources sufficient to fulfill all of the obligations of Purchaser and Acquisitionco hereunder, including the obligation to fund the Arrangement Consideration.

(g)           Purchaser's Holdings.  Purchaser and its associates and affiliates and any persons acting jointly or in concert with Purchaser do not beneficially own, or exercise control or direction over, any CE Franklin Shares.

(h)           No Agreement with Shareholders. None of the Purchaser Parties, have entered into, directly or indirectly, any agreements with CE Franklin Shareholders in respect of their support for the Arrangement except for CE Franklin Shareholder Support Agreements.

(i)           No Collateral Benefit or Connected Transaction. To the knowledge of Purchaser, no related party of CE Franklin (within the meaning of MI 61-101) is a party to any "connected transaction" (within the meaning of such instrument) to the transactions contemplated by this Agreement involving the Purchaser or any of its affiliated entities or any persons acting jointly and in concert with such parties (within the meaning of MI 61-101) nor is any related party of CE Franklin entitled to receive, directly or indirectly, a "collateral benefit" (within the meaning of MI 61-101) from the Purchaser or any of its affiliated entities or any persons acting jointly and in concert with such parties (within the meaning of MI 61-101) in connection with or as a consequence of the transactions contemplated by this Agreement.

(j)           Financial Representations. The internal, unaudited financial statements of Guarantor made available by Guarantor for review by CE Franklin (the "Guarantor Financial Statements") fairly present the financial position and condition of Guarantor as at the date thereof and for the period indicated, and reflect all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Guarantor as at the date thereof and there has been no material adverse change to the financial position and condition of Guarantor from the date of the Guarantor Financial Statements.

Schedule 4.1

Representations And Warranties of CE Franklin

(a)           Organization and Qualification.  CE Franklin is a corporation duly incorporated, validly existing and in good standing under the Laws of the Province of Alberta and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as it is now being conducted.  CE Franklin is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned, leased or otherwise held or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on CE Franklin.

(b)           Authority Relative this Agreement.  CE Franklin has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder.  The execution and delivery of this Agreement and the participation by CE Franklin in the transactions contemplated hereby have been duly authorized by the CE Franklin Board and no other corporate proceedings on the part of CE Franklin are necessary or shall be necessary at the Effective Time to authorize this Agreement or the transactions contemplated hereby other than the approval by the CE Franklin Board of the Proxy Circular and the approval by the CE Franklin Shareholders of the Arrangement Resolution in the manner required by the Interim Order. This Agreement has been duly executed and delivered by CE Franklin and constitutes a legal, valid and binding obligation of CE Franklin, enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)           Third Party Approvals.  Except as disclosed to Purchaser in writing, no third party consents are required by CE Franklin in connection with the execution and delivery of this Agreement by CE Franklin, the performance by CE Franklin of its obligations under this Agreement and the completion of the Arrangement by CE Franklin, other than those third party consents the absence of which do not have and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on CE Franklin and which would not prevent, impede or delay the consummation of the transactions contemplated herein.

(d)           Subsidiaries.  CE Franklin has no Subsidiaries.  For accounting purposes the trust fund established under the Employee Benefit Plan Trust Agreement between CE Franklin and Computershare Trust Company of Canada dated December 21, 2006 is considered to be a subsidiary of CE Franklin.

(e)           EBP Trust.  The EBP Trust is a trust established under the laws of the Province of Alberta and is governed by the EBP Trust Agreement and such EBP Trust Agreement is a legal, valid and binding obligation of CE Franklin.  The sole purpose and activity of the EBP Trust is to receive cash contributions from CE Franklin, and to purchase and hold CE Franklin Shares for purposes of delivering such CE Franklin Shares to participants under the CE Franklin Unit Plan and the CE Franklin DSU Plan.  To the knowledge of CE Franklin, the EBP Trust (i) has no liabilities or obligations of any kind that are material to the EBP Trust, and (ii) has no assets that are material to the EBP Trust other than CE Franklin Shares.  As at the date of the Agreement, the EBP Trust is the registered and beneficial owner of 566,277 CE Franklin Shares which CE Franklin Shares are held pursuant to the terms of the EBP Trust Agreement.  The EBP Trust Agreement prohibits the CE Franklin Shares held by the EBP Trust from being voted at any meeting of CE Franklin Shareholders.  Except as contemplated by the Plan of Arrangement, the consummation of the Arrangement will not (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default), or result in the creation of any Encumbrance upon any of the properties or assets of the EBP Trust under any of the terms, conditions or provisions of (1) the EBP Trust Agreement or (2) any indenture, deed of trust, agreement, lien, or other instrument or obligation to which the EBP Trust is a party or to which it, or any of its properties or assets, may be subject or by which the EBP Trust is bound; or (B) violate, contravene or conflict with any Laws, judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the EBP Trust or any of its properties or assets.

(f)            No Violations; Absence of Defaults and Conflicts.

(i)
CE Franklin is not in violation of its constating documents or by-laws or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, Contract or other instrument or obligation to which CE Franklin is a party or to which it, or any of its respective properties or assets, may be subject or by which CE Franklin is bound, except for such defaults which would not result in a Material Adverse Effect.

(ii)
Except as disclosed to Purchaser in writing, neither the execution and delivery of this Agreement by CE Franklin nor the performance by CE Franklin of its obligations under this Agreement and the consummation of the transactions contemplated hereby nor compliance by CE Franklin with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration (other than in connection with any demands made by lenders under demand credit facilities of CE Franklin) under, or result in the creation of any Encumbrance upon any of the properties or assets of CE Franklin or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) its constating documents or by-laws or resolutions of the directors or shareholders of CE Franklin or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, Contract or other instrument or obligation to which CE Franklin is a party or to which it, or any of its properties or assets, may be subject or by which CE Franklin is bound; or (B) subject to compliance with the statutes and regulations referred to below, violate, contravene or conflict with any Laws, judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to CE Franklin or any of its properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of Encumbrances which, or any consents, approvals or notices which if not given or received, would not have a Material Adverse Effect on CE Franklin or prevent, delay or impede the ability of CE Franklin to consummate the transactions contemplated herein and in the Plan of Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on CE Franklin.

(iii)
Other than in connection with or in compliance with the provisions of applicable Canadian Securities Laws, U.S. Securities Laws, the ABCA, the Competition Act or other similar applicable Laws (including any Laws that regulate competition, antitrust, foreign investment or transportation), the terms of the Interim Order and the Final Order in respect of the Arrangement and the filing of the Articles of Arrangement, (A) there is no legal impediment to CE Franklin's consummation of the Arrangement, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of CE Franklin in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on CE Franklin or significantly impede the ability of CE Franklin to consummate the Arrangement.

True and complete copies of the articles and bylaws of CE Franklin as currently in effect have been made available to Purchaser and CE Franklin has not taken any action, nor is any action pending or contemplated, to amend or succeed such documents.

(g)           Litigation.   Except as disclosed in writing to Purchaser, there are no actions, suits, Proceedings or investigations by Governmental Entities pending or, to the knowledge of CE Franklin, threatened, affecting or that would reasonably be expected to affect CE Franklin or affecting or that would reasonably be expected to affect any of its property or assets at Law or equity or before or by any court or Governmental Entity which action, suit, Proceeding or investigation involves a possibility of any judgment against or liability of CE Franklin which, if successful, would have a Material Adverse Effect on CE Franklin or would significantly impede the ability of CE Franklin to consummate the transactions contemplated in this Agreement.  CE Franklin is not subject to any outstanding order, writ, injunction or decree that has had or would have a Material Adverse Effect on CE Franklin or would significantly impede the ability of CE Franklin to consummate the transactions contemplated in this Agreement.

(h)           Tax Returns Filed and Taxes Paid.  All Tax Returns required to be filed by or on behalf of CE Franklin have been duly filed on a timely basis and such Tax Returns are true, complete and correct in all material respects.  All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and, other than Taxes being contested in good faith and for which adequate reserves in accordance with Canadian GAAP have been established, no amount of Taxes are payable by CE Franklin with respect to items or periods covered by such Tax Returns that would have a Material Adverse Effect on CE Franklin.

(i)            Tax Reserves.  CE Franklin has paid or provided adequate accruals in its consolidated audited financial statements for the year ended December 31, 2011 for Taxes, including income taxes and related future income taxes, in conformity with Canadian GAAP.

(j)            Tax Deficiencies; Audits.  No deficiencies exist or have been asserted with respect to Taxes of CE Franklin that would have a Material Adverse Effect on CE Franklin.  CE Franklin is not a party to any action or Proceeding for assessment or collection of Taxes, nor, to the knowledge of CE Franklin, has such an event been asserted or threatened against CE Franklin or any of its assets that would have a Material Adverse Effect on CE Franklin.

(k)           Tax Agreements.  There are no agreements, waivers or other arrangements providing for an extension of time with respect to any assessment or reassessment of Tax, the filing of any Tax Return or the payment of any Tax by CE Franklin.  CE Franklin has not made, prepared and/or entered into any Tax sharing, Tax indemnification or Tax allocation agreement that has effect for any period ending after the Effective Date.

(l)            Tax Withholdings.   CE Franklin has duly and timely withheld all Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account or benefit of any Person, including any employee, officer or director and any non-resident Person), and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Law to be remitted by it.

(m)          Tax Registration.  CE Franklin is duly registered under subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and harmonized sales tax.  CE Franklin has complied with all registration, reporting, collection and remittance requirements in respect of all federal and provincial and state Tax legislation in respect of sales tax, including the Excise Tax Act (Canada).

(n)           No Tax Obligations Outside of Canada.  CE Franklin has no obligation to file any Tax Return required to be made, prepared or filed under the laws of any jurisdiction outside of Canada in respect of any Taxes.  CE Franklin does not have a permanent establishment, is not represented by an agent who has the authority or exercises the authority to conclude contracts in the name of CE Franklin or has a taxable nexus in any country other than Canada.

(o)           Non-Arm’s Length and Other Transactions.  There are no circumstances existing which could result in the application of any of sections 69, 78 to 80.04, 160 or 191.3 of the Tax Act or any equivalent provincial Tax legislation to CE Franklin and give rise to an adjustment for Tax purposes.

(p)           Reporting Issuer Status.  CE Franklin is a reporting issuer in British Columbia, Alberta and Ontario and is in material compliance with all applicable Canadian Securities Laws therein.  The CE Franklin Shares are registered pursuant to the U.S. Exchange Act and CE Franklin is in material compliance with all applicable U.S. Securities Laws.  The CE Franklin Shares are listed and posted for trading on the TSX and the NASDAQ and CE Franklin is in material compliance with the rules of the TSX and the NASDAQ.

(q)           Capitalization.  The authorized share capital of CE Franklin consists of an unlimited number of CE Franklin Shares and an unlimited number of preferred shares, issuable in series.  As of the date hereof, there are issued and outstanding not more than 18.1 million CE Franklin Shares and there are no other shares of any class or series outstanding.  There are not more than 724,126 CE Franklin Shares issuable pursuant to the CE Franklin Incentive Compensation Plans (whether or not vested).  Except as set forth above, and other than CE Franklin Shares issuable pursuant to the CE Franklin Incentive Compensation Plans, there are no options, warrants or other rights, shareholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by CE Franklin of any shares of CE Franklin (including CE Franklin Shares and preferred shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of CE Franklin, and as at the date of this Agreement, the CE Franklin Board has terminated the CE Franklin Shareholder Rights Plan.  All outstanding CE Franklin Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all CE Franklin Shares issuable upon exercise of outstanding stock options in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.  With respect to the CE Franklin Options and securities issuable under CE Franklin Incentive Compensation Plans, (i) each grant of a CE Franklin Option or security issuable under a CE Franklin Incentive Compensation Plan was duly authorized no later than the date on which the grant of such CE Franklin Option or security was to be effective, and (ii) each grant was made, as applicable, in accordance with the CE Franklin Stock Option Plan or applicable CE Franklin Incentive Compensation Plan.  No Person is entitled to any pre-emptive or other similar right granted by CE Franklin.

As at the date of this Agreement, there were

(i)	724,126 CE Franklin Options issued and outstanding;

(ii)	117,422 CE Franklin DSUs issued and outstanding;

(iii)	244,037 CE Franklin PSUs issued and outstanding; and

(iv)	378,965 CE Franklin RSUs issued and outstanding,

and CE Franklin has provided to Purchaser in writing a complete list of all holders of securities issued pursuant to CE Franklin Incentive Compensation Plans and amounts payable in connection therewith. All Options have been granted at a per share exercise price that is at least equal to the fair market value of a CE Franklin Share as of the date the CE Franklin Option was granted as determined in accordance with applicable Laws.

(r)            Equity Monetization Plans.  Other than the CE Franklin Stock Options, CE Franklin PSUs, CE Franklin DSUs, CE Franklin RSUs and the Cash Bonus Policy there are no outstanding stock appreciation rights, phantom equity, profit sharing plan or similar rights, agreements, arrangements or commitments payable to any employee of CE Franklin and which are based upon the revenue, value, income or any other attribute of CE Franklin.

(s)           No Orders.  No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the CE Franklin Shares or any other securities of CE Franklin has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of CE Franklin, are contemplated or threatened under any applicable Laws or by any other Governmental Entity.

(t)            Material Contracts.  CE Franklin has not entered into any Contracts which are required to be filed by CE Franklin under National Instrument 51-102 – Continuous Disclosure Obligations, except for those Contracts which have been so filed by CE Franklin.  Except as disclosed to Purchaser in writing, CE Franklin has set out in the Data Room complete and accurate copies of all Material Contracts in effect as of the date hereof. CE Franklin is not in breach or violation of or default (in each case, with or without notice or lapse of time or both) of any term of any Material Contract.  As of the date hereof, to the knowledge of CE Franklin, no other party to any Material Contract is in breach of, or default under the terms of, or has threatened to terminate, any such Material Contract. Each Material Contract is a valid and binding obligation of CE Franklin (subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered) and is in full force and effect in accordance with its terms.

(u)           Non-Competition Agreements.  CE Franklin is not a party to or bound by any non-competition agreement or any other agreement or obligation which purports to limit the manner or the localities in which all or any material portion of the business of CE Franklin is or is reasonably expected to be conducted.

(v)            Filings.  CE Franklin has filed all documents required to be filed by it with all applicable Governmental Entities and all such documents were, as of their respective dates, in compliance in all material respects with all applicable Laws and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(w)           Books and Records.

(i)
The corporate records and minute books of CE Franklin have been maintained substantially in accordance with all applicable Laws and are complete and accurate in all material respects.  CE Franklin maintains a system of internal accounting controls sufficient to provide reasonable assurances that (1) transactions are executed in accordance with management's general or specific authorization; (2) transactions are recorded, as necessary to (A) permit preparation of financial statements in accordance with Canadian GAAP and (B) to maintain accountability for assets; (3) access to assets is permitted only in accordance with management's general or specific authorization; and (4) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(ii)
CE Franklin has designed a process of internal control over financial reporting (as such term is defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings ("NI 52-109")) ("Internal Controls") for CE Franklin in accordance with Canadian GAAP, including reasonable assurances on the following financial statement assertions: (i) occurrence — transactions and events that have been recorded have occurred and pertain to the entity; (ii) completeness — all transactions, events, assets, liabilities, and equity interests that should have been recorded have been recorded; (iii) existence — assets, liabilities and equity interests exist; (iv) valuation — assets, liabilities and equity interests are included in the financial statements at appropriate amounts; (v) rights and obligations — the entity holds or controls the rights to assets, and liabilities are the obligations of the entity; (vi) presentation and disclosure — that financial statements are properly classified and described; and (vii) material information relating to CE Franklin is made known to those within CE Franklin responsible for financial reporting and preparation of financial statements for external purposes in accordance with Canadian GAAP.

(iii)
Management has caused CE Franklin to disclose in its management's discussion and analysis any change in CE Franklin's Internal Controls that has materially affected, or is reasonably likely to materially affect, Internal Controls.

(iv)
For the purposes of the Sarbanes Oxley Act of 2002, CE Franklin has established and maintains an adequate internal control over financial reporting, and CE Franklin discloses in its Form 20-F, filed with the SEC, management's assessment of the effectiveness of the internal control over financial reporting.

(x)           Disclosure Controls.

(i)
CE Franklin has designed and maintains disclosure controls and procedures (as such term is defined in NI 52-109) and ("Disclosure Controls") for CE Franklin sufficient to provide reasonable assurance that material information relating to CE Franklin is made known, on a timely basis, to CE Franklin's management, including the chief executive officer and chief financial officer, by others within CE Franklin.

(ii)
CE Franklin has evaluated the effectiveness of the Disclosure Controls, and has caused discloses in its management's discussion and analysis the conclusions about the effectiveness of the Disclosure Controls based on such evaluation.

(y)           Reports.  As of their respective dates, (i) CE Franklin's audited financial statements as at and for the fiscal year ended December 31, 2011 (the “CE Franklin Annual Financial Statements”), (ii) CE Franklin's unaudited condensed interim consolidated statements of financial position as at and for the three month period ended March 31, 2012  (the “CE Franklin Interim Financial Statements” and together with the CE Franklin Annual Financial Statements, the "CE Franklin Financial Statements"), (iii) CE Franklin’s management’s discussion and analysis for the fiscal year ended December 31, 2011, (iv) CE Franklin’s management’s discussion and analysis as at February 2, 2012, (v) CE Franklin's Form 20-F filed on February 9, 2012 (including all documents incorporated by reference therein), (vi) CE Franklin's Management Proxy Circular dated February 21, 2012 for its Annual Meeting of Shareholders held on April 26, 2012, and (vii) all CE Franklin press releases and material change reports or similar documents filed with any Securities Regulators since December 31, 2011, are all the financial statements, forms, reports, prospectuses or other documents required to be filed by virtue of the applicable securities Laws since December 31, 2011, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all applicable Laws.  Since December 31, 2011, CE Franklin has not filed any material change reports which continue to be confidential.  The CE Franklin Financial Statements and all financial statements of CE Franklin included or incorporated by reference in such forms and statements were prepared in accordance with Canadian GAAP (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of CE Franklin's independent auditors or (ii) in the case of unaudited interim statements, to the extent they are subject to normal year-end adjustments), and fairly present the consolidated financial position, results of operations and changes in financial position of CE Franklin as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of CE Franklin.  There has been no change in CE Franklin accounting policies, except as described in the notes to the CE Franklin Financial Statements, since December 31, 2011.

(z)           Absence of Undisclosed Liabilities.  CE Franklin has no material obligations or liabilities of any kind whatsoever (whether accrued, absolute, determined, determinable, matured or unmatured, fixed, contingent or otherwise), other than:

(i)	those set forth or adequately provided for in the CE Franklin Annual Financial Statements or in the CE Franklin Interim Financial Statements;

(ii)	those incurred in the ordinary course of business and not required to be set forth in the CE Franklin Annual Financial Statements or CE Franklin Interim Financial Statements under Canadian GAAP;

(iii)	those incurred in the ordinary course of business since the date of the CE Franklin Interim Financial Statements and consistent with past practice; and

(iv)	those incurred in connection with the execution of this Agreement.

Since December 31, 2011, other than the transactions contemplated in this Agreement:

(i)	the business of CE Franklin has been conducted only in the ordinary course of business consistent with past practices;

(ii)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to CE Franklin has been incurred other than in the ordinary course of business;

(iii)	there has not been any Material Adverse Change in respect of CE Franklin; and

(iv)	there has not been any change in the accounting practices used by CE Franklin other than those required by IFRS.

(aa)         Conduct of Business.  Since December 31, 2011 CE Franklin has not taken any action that would be in violation of Section 5.1 if such provision had been in effect since that date, other than violations which would not have any Material Adverse Effect on CE Franklin, or would not significantly impede CE Franklin's ability to consummate the Arrangement contemplated hereby.

(bb)          United States Relationships.  CE Franklin is a "foreign private issuer" as defined in Rule 405 under the U.S. Securities Act.

(cc)         Environmental.

(i)
There have not occurred any releases, spills, emissions or pollution on any property of CE Franklin or as a result of its operations, nor has CE Franklin been subject to any stop orders, control orders, clean-up orders, environmental protection orders, enforcement orders or reclamation orders under applicable Environmental Laws, any of which would individually or in the aggregate have a Material Adverse Effect on CE Franklin.  All operations of CE Franklin have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not individually or in the aggregate have a Material Adverse Effect on CE Franklin.  CE Franklin is not aware of, or subject to:

(1)
any investigation, proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

(2)
any demand or notice with respect to the breach of any Environmental Laws applicable to CE Franklin, including any regulations respecting the importation, use, storage, treatment, transportation, or disposition of any Hazardous Substances, which would reasonably be expected to have a Material Adverse Effect on CE Franklin.

(ii)
In the ordinary course of its business, CE Franklin periodically reviews the effect of Environmental Laws on various business, operations and properties of CE Franklin, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties).  On the basis of such review, CE Franklin has reasonably concluded that such associated costs and liabilities would not result in a Material Adverse Change.

(dd)         Real Property.

(i)
Except as disclosed in writing to Purchaser, with respect to the real or immovable property owned by CE Franklin, all of which have been disclosed in writing to Purchaser (collectively, the "Owned Real Property"): (A) CE Franklin has valid, good and marketable fee simple title to, as both beneficial owner and legal title holder, the Owned Real Property, free and clear of any Encumbrance, except for Encumbrances arising by Law in the ordinary course of business and security granted under the credit agreement between CE Franklin and Canadian Imperial Bank of Commerce; (B) there are no outstanding options or rights of first refusal to purchase the Owned Real Property, or any portion thereof or interest therein; (C) the Owned Real Property and the current uses thereof comply with applicable Law in all material respects; (D) there are no existing or proposed expropriation Proceedings that would result in the taking of all or any part of the Owned Real Property or that would adversely affect the current use of the Owned Real Property; and (E) there are no leases, property management agreements or other Contracts which relate to the title to, ownership, operation or management of the Owned Real Property other than as registered on title to the Owned Real Property.

(ii)
With respect to real or immovable property leased or subleased by CE Franklin or leased or subleased to others by CE Franklin, all of which have been disclosed in writing to Purchaser, (i) the lease or sublease for such property is valid, legally binding, enforceable and in full force and effect, and CE Franklin, and, to the knowledge of CE Franklin, the landlord, is not in breach of or default under such lease or sublease except in such case as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect, and no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by CE Franklin or permit termination, modification or acceleration by any third party thereunder, and (ii) no third party has repudiated or has the right to terminate or repudiate such lease or sublease (except for the normal exercise of remedies in connection with a default thereunder or any termination rights set forth in the lease or sublease) or any provision thereof.

(ee)         Personal Property.

(i)	Except in any such case as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, with respect to all personal or movable property owned by CE Franklin (collectively, the "Owned Personal Property"), (A) CE Franklin has good and valid title to the Owned Personal Property, free and clear of any Encumbrances other than Encumbrances incurred in the ordinary course of business, (B) there are no outstanding options or rights of first refusal to purchase the Owned Personal Property, other than in the ordinary course of business, or any portion thereof or interest therein, and (C) the Owned Personal Property and the current uses thereof by CE Franklin comply with applicable Law.

(ii)
Except in any such case as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, with respect to personal or movable property leased or subleased by CE Franklin (collectively, the "Leased Personal Property"): (A) the lease or sublease agreement, as each may have been amended or extended from time to time in accordance with its respective terms, as applicable, for such property is valid, legally binding, enforceable and in full force and effect, true and complete copies of which (including all related amendments) have been made available to Purchaser by CE Franklin, and, to the knowledge of CE Franklin, CE Franklin, is not are in breach of or default under any such lease or sublease, and no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by CE Franklin or permit termination, modification or acceleration by any third party thereunder; (B) no third party has repudiated or, to the knowledge of CE Franklin, has the right to terminate or repudiate any such lease or sublease agreement (except for the normal exercise of remedies in connection with a default thereunder or any termination rights set forth in the lease or sublease) or any provision thereof; (C) the current uses of the Leased Personal Property comply, in all material respects, with the provisions of the applicable lease or sublease agreements and applicable Law; and (D) none of the leases or subleases agreements has been assigned by CE Franklin in favour of any third party. To the knowledge of CE Franklin, no counterparty to any lease or sublease agreement referred to above is in material default thereunder, nor are there any Liens, other than Permitted Encumbrances, on the leasehold or subleasehold of CE Franklin to any Leased Personal Property.

(ff)           Licenses.  CE Franklin has obtained and is in compliance with all licenses, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such permissions the absence of which would, individually or in the aggregate, not have a Material Adverse Effect on CE Franklin.

(gg)         Long Term and Derivative Transactions.  CE Franklin has no material obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions, except in the ordinary course of business consistent with past practice.

(hh)         Employee Benefit Plans.  CE Franklin has set out in the Disclosure Letter a list of, and made available to Purchaser in the Data Room, true, complete and correct copies of each health, medical, dental, hospitalization, welfare, supplemental unemployment benefit, sick leave, vacation, bonus, profit sharing, option, insurance, accidental death and dismemberment, counselling, eye care, incentive, incentive compensation, deferred compensation, share purchase, share-based compensation, disability, pension, retirement or supplemental retirement plan and each other employee, officer, director and consultant compensation or benefit plan including any post-retirement benefit plans and any other similar benefit plans, agreement or arrangement for the benefit of directors or former directors of CE Franklin, consultants or former consultants of CE Franklin, employees or former employees of CE Franklin, which are maintained by, contributed to, or binding upon CE Franklin or in respect of which CE Franklin has any actual or potential liability (the "CE Franklin Employee Plans"), and:

(i)	each CE Franklin Employee Plan has been maintained and administered in material compliance with its terms and is funded in accordance with applicable Laws;

(ii)	all required employer contributions under any such plans have been made in accordance with the terms thereof;

(iii)
each CE Franklin Employee Plan that is required or intended to be qualified under applicable Law or registered or approved by a Governmental Entity has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to materially adversely affect, or cause, the appropriate Governmental Entity to revoke such qualification, registration or approval;

(iv)
to CE Franklin's knowledge, there are no pending or anticipated Proceedings or other litigation (excluding Claims for benefits incurred in the ordinary course of CE Franklin Employee Plan activities) has been brought  or threatened against or with respect to any CE Franklin Employee Plan;

(v)	CE Franklin has made all matching contributions to the employee RRSP plans pursuant to the employee savings plan.

(ii)           Employment Agreements.

(i)
Other than rights to notice or pay in lieu of notice that may exist under common law or employment standards legislation, CE Franklin is not a party to, or engaged in any negotiations with respect to any employment agreement with any employee or consultant or any written or oral agreement, arrangement or understanding, providing for severance, termination or change of control payments to any CE Franklin employee or consultant other than the Change of Control Payments.  Except for CE Franklin's internal severance guideline (as disclosed in the Disclosure Letter), there is no severance policy in effect guaranteeing any specific severance, notice or pay in lieu of notice on termination of employment.

(ii)
All amounts due or accrued for all salary, wages, bonuses, overtime, commissions, vacation with pay, holiday pay, sick pay and other employee benefits including any CE Franklin Employee Plans in respect of employees of CE Franklin which are attributable to the period before the date of this Agreement have been paid in full or are accurately reflected in the books and records of CE Franklin.

(iii)
CE Franklin has withheld from each payment made to any of its present or former employees, officers or directors or to other persons, all amounts required by Law to be withheld by it on account of income taxes, pension plan contributions, employment insurance premiums, employer health taxes and similar taxes, and levies and has remitted such withheld amounts within the required time to the appropriate Governmental Authority.

(iv)
There are no outstanding assessments, penalties, fines liens, charges, surcharges, or other amounts due or owing by CE Franklin pursuant to any workers' compensation legislation and CE Franklin has not been reassessed in any material respect under such legislation and, to the knowledge of CE Franklin, no audit of any of CE Franklin is currently being performed pursuant to any applicable worker's compensation legislation.  There are no Claims which may materially adversely affect CE Franklin’s accident cost expenses and these are no charges pending under any occupational health and safety or criminal legislation.

(v)	All workers compensation premiums have been paid in full as of the Effective Date and CE Franklin’s workers compensation accounts are in good standing as of the Effective Date.

(vi)
CE Franklin is in compliance with all terms and conditions of employment and all laws respecting employment, including employment standards legislation, human rights legislation, pay equity, occupational health and safety, workers compensation legislation, privacy legislation and any other related employment or benefit legislation and there are no outstanding Claims threatened or pending under any such laws or before any court, tribunal, commission, or Governmental Entity relating to any employee.

(vii)
The Disclosure Letter contains a correct and complete list of each employee, director and consultant of CE Franklin employed or retained by CE Franklin, whether actively at work or not, their terms and conditions of employment, including salaries, wage rates, commissions and consulting fees, bonus and incentive arrangements, benefits, position, status as full-time or part-time employees, location of employment and length of service.  In addition, the Disclosure Letter contains a description of CE Franklin’s vacation and sick day policies, the liabilities for which have been accrued and are disclosed in the CE Franklin Interim Financial Statements and do not exceed $573,018 in the aggregate.

(viii)
All of the CE Franklin Employee Plans are and have been, to the extent applicable, established, administered, registered, funded, invested and qualified in accordance with all applicable Laws and in accordance with their terms, the terms of the material documents that support such CE Franklin Employee Plans and the terms of agreements between CE Franklin and CE Franklin employees and former CE Franklin employees who are members of, or beneficiaries under, CE Franklin Employee Plan.

(ix)
All current obligations of CE Franklin regarding CE Franklin Employee Plans have, except as reflected in the CE Franklin Financial Statements or as set out in the Disclosure Letter, been satisfied. All payments, contributions, premiums or taxes required to be made or paid by CE Franklin under the terms of each CE Franklin Employee Plan or by applicable Laws in respect of CE Franklin Employee Plans have been made or paid in a timely fashion in accordance with applicable Laws and in accordance with the terms of the applicable CE Franklin Employee Plan. As of the date hereof, no currently outstanding notice of non-compliance, failure to be in good standing or otherwise has been received by CE Franklin from any applicable Governmental Entity in respect of any CE Franklin Employee Plan.

(x)
To the knowledge of CE Franklin no event has occurred regarding any CE Franklin Employee Plan that would entitle any Person (without the consent of CE Franklin) to wind-up or terminate any CE Franklin Employee Plan, in whole or in part, or which could reasonably be expected to adversely affect the registered or tax qualified status thereof or create a significant increase in liability to CE Franklin (other than a liability for the provision of compensation or benefits as contemplated by the applicable CE Franklin Employee Plan) if such CE Franklin Employee Plan were terminated, in whole or in part.

(xi)	There are no entities other than CE Franklin participating in any CE Franklin Employee Plan.

(xii)
Except as set out in the Disclosure Letter, no CE Franklin Employee Plan exists that, as a result of the execution of this Agreement, Shareholder approval of the Arrangement, or completion of the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)), could: (A) result in severance pay, change in control or similar payments or benefits or any increase in severance pay upon any termination of employment after the date of this Agreement; (B) accelerate the time of payment or vesting or result in any increase in payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other significantly greater obligation pursuant to, any of CE Franklin Employee Plans; (C) limit or restrict the right of CE Franklin to merge, amend or terminate any of CE Franklin Plans; (D) cause CE Franklin to record additional compensation expense on its income statement with respect to any outstanding stock option or other equity-based award; or (E) result in any breach or violation of, or a default under any CE Franklin Employee Plan.

(xiii)
CE Franklin has not made any promise or commitment, to create any additional plan which, if it currently existed, would be a CE Franklin Employee Plan or to improve or change the benefits provided under any CE Franklin Employee Plan, except as set out in the Disclosure Letter.

(xiv)
All employee data necessary to administer each CE Franklin Employee Plan is in the possession of CE Franklin and is in a form which is sufficient for the proper administration of CE Franklin Plans in accordance with the terms thereof and all Laws and, to the knowledge of CE Franklin all such data is complete and correct.

(xv)
None of the CE Franklin Employee Plans, provide benefits beyond retirement or other termination of service including any post-employment life or health insurance, welfare or other benefits coverage to CE Franklin employees or consultants or former CE Franklin employees or consultants or to the beneficiaries or dependents of any such individuals.

(xvi)
None of the CE Franklin Employee Plans, or any insurance Contract relating thereto, require or permit a retroactive increase in premiums or payments, or require additional premiums or payments on termination of the CE Franklin Employee Plans or any insurance Contract relating thereto.

(xvii)
To the knowledge of CE Franklin, CE Franklin is in compliance with all statutorily required benefit plans that are not CE Franklin Employee Plans, in accordance with all applicable Laws, and all financial obligations with respect thereto are up to date.

(jj)           Collective Agreements.

(i)	CE Franklin is not subject to any collective bargaining agreements or agreements with any union. CE Franklin has not voluntarily recognized any union and CE

Franklin is not in violation of any provision under any collective agreement.  To the knowledge of CE Franklin, there are no threatened or apparent union organizing activities involving non-unionized CE Franklin Employees or any Persons providing on-site services in respect of CE Franklin.

(ii)
No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to CE Franklin by way of certification, interim certification, voluntary recognition, designation or successor rights, or has applied to have CE Franklin declared a related employer or successor employer pursuant to applicable labour legislation. To the knowledge of CE Franklin, CE Franklin has not engaged in any unfair labour practices and, no strike, lock-out, work stoppage, or other labour dispute is occurring or has occurred during the past two years.

(kk)         Insurance.

(i)
CE Franklin is and has since December 31, 2011 been continuously insured by reputable and financially responsible third party insurers in respect of its operations and assets, under commercial policies, such policies having terms and providing insurance coverages comparable to those that are customarily carried and insured against by owners of comparable businesses, properties and assets. The limits contained within such policies have not been exhausted or significantly diminished and no further premiums or payments will be due following the Effective Time with respect to periods of time occurring prior to the Effective Time. The third party insurance policies of CE Franklin are in full force and effect in accordance with their respective terms and CE Franklin is not in default under the terms of any such policy. To the knowledge of CE Franklin, as of the date hereof, there is no threatened termination of, or material premium increase with respect to, any of such policies, except as contemplated by Section 5.1(a)(vii) or Section 7.6(a) of this Agreement.

(ii)	CE Franklin maintains a sufficient level of insurance to comply with (A) each of the permits applicable to it and (B) the terms and conditions of each of the Material Contracts.

(iii)
CE Franklin has made available to Purchaser the complete and accurate claims history for CE Franklin during the past two years including with respect to insurance obtained but not currently maintained, together with a statement of the aggregate amount of claims paid out, and claims pending. CE Franklin has made available true, correct and complete copies of all such policies, bonds or binders in effect on the date hereof and reasonably available to CE Franklin (including copies of all written amendments, supplements and other modifications thereto or waivers of rights thereunder).

(iv)
To the knowledge of CE Franklin, there is no claim pending under any insurance policy described in item (i) above that has been denied, rejected, or disputed by any insurer or as to which any insurer has made any reservation of rights or refused to cover all or any portion of such claims. All Proceedings covered by any of the insurance policies of CE Franklin have been properly reported to and accepted by the applicable insurer.

(ll)           Indebtedness To and By Officers, Directors and Others.  CE Franklin is not indebted to any of the directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm's length to CE Franklin, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to CE Franklin.

(mm)       Intellectual Property.   Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on CE Franklin:

(i)
CE Franklin directly or indirectly owns or possesses the right to use all of the licenses, patents, patent applications, registered trademarks or service marks, trademark or service mark applications, domain names, industrial design registrations, industrial design applications, supplemental type certificates, registered copyrights, copyright applications, know how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures) (collectively, the "CE Franklin Intellectual Property") necessary to conduct its business as presently conducted, free and clear of any Encumbrances, other than Permitted Encumbrances, and all such CE Franklin Intellectual Property is valid, enforceable, in full force and effect, and has not expired, been cancelled, terminated or used or enforced, or failed to be used or enforced.

(ii)
CE Franklin has not received any written notice from any Person, nor acted in a manner that would give rise to a claim that: (A) the past or present conduct by CE Franklin, of its business or the use of CE Franklin Intellectual Property has resulted or shall result in the infringement or violation of any intellectual property owned by any Person; or (B) challenging the validity or ownership of CE Franklin Intellectual Property.

(iii)
To the knowledge of CE Franklin, CE Franklin Intellectual Property is not being and has not been infringed, violated or misappropriated by any other Person, except as disclosed in writing to Purchaser.

CE Franklin reasonably believes that all commercially reasonable steps, given the nature and value of the applicable Company Intellectual Property, have been taken to protect and maintain CE Franklin Intellectual Property (including any trade secrets or confidential information therein).

(nn)         Compliance with Laws.

(i)	CE Franklin:

(1)	is and has been in compliance with all applicable Laws; and

(2)
is not under investigation with respect to nor has it been threatened to be charged with or given notice of any violation of any applicable Law, or investigations related to violations of applicable Law, except for such failures to comply with, investigations related to or violations of applicable Law that have not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on CE Franklin and which would not prevent, impede or delay the consummation of the transactions contemplated herein.

(ii)
The operations of CE Franklin are, and have been conducted at all times in compliance with the financial record-keeping and reporting requirements of anti-money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entities to which CE Franklin is subject, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (collectively, the "Money Laundering Laws"), and no action, suit or proceeding by or before any Governmental Entity or body or arbitrator involving CE Franklin with respect to the Money Laundering Laws is pending or, to the knowledge of CE Franklin, threatened.

(iii)
CE Franklin is in compliance with the United States Foreign Corrupt Practices Act of 1977, as amended (the "FCPA"), and any other United States and foreign Laws concerning anti-corruption; (B) CE Franklin is in compliance with all Laws concerning imports, exports or customs; and (C) to the knowledge of CE Franklin, CE Franklin has not been investigated by any Governmental Entity with respect to, or been given notice by a Governmental Entity of, any violation of the FCPA or any other United States or foreign Laws concerning anti-corruption or imports, exports or customs.

(iv)
There have been no actions taken by CE Franklin or, to the knowledge of CE Franklin, on behalf of CE Franklin, that would cause CE Franklin to be in violation of the Corruption of Foreign Public Officials Act (Canada) ("CFPOA") or any similar legislation in any jurisdiction in which CE Franklin conducts its business.

(v)
CE Franklin has not had and, to the knowledge of CE Franklin, no director, officer, agent, employee or affiliate of CE Franklin has had any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department ("OFAC") imposed upon such Person; and CE Franklin is not in violation of any of the economic sanctions of the United States administered by OFAC or any Law or executive order relating thereto (the "U.S. Economic Sanctions") or conducting business with any Person subject to any U.S. Economic Sanctions.

(vi)	There are no Proceedings under any corruption Laws pending against CE Franklin or, to the knowledge of CE Franklin, threatened against or affecting, CE Franklin.

(oo)         Restrictions on Business Activities. There is no judgment, injunction, Order or decree binding upon CE Franklin that has (including following the completion of the transactions contemplated by this Agreement) or could have the effect of prohibiting, restricting or impairing the type of business which may be conducted by CE Franklin, the geographic area in which any part of such Person's business activities may be conducted or any business practices of such Person.

(pp)         Off-Balance Sheet Arrangements. CE Franklin is not a party to, bound by or have any commitment to become a party to or become bound by any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including without limitation any Contract or arrangement relating to any transaction or relationship between or among CE Franklin on the one hand, and any unconsolidated related entity, including without limitation any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any other off-balance sheet arrangements), where the effect of such Contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of CE Franklin in the CE Franklin Financial Statements.

(qq)         Investment Canada Act. The value of the assets of CE Franklin, determined in accordance with the Investment Canada Act and the Investment Canada Act Regulations is below $330 million and CE Franklin is not a "cultural business" within the meaning of the Investment Canada Act.

(rr)           Shareholder Rights Plan.  Other than the Shareholder Rights Plan Agreement dated April 18, 2012 which is being terminated concurrent with the execution of this Agreement, there is not in effect with respect to CE Franklin, any shareholder rights plan or any other analogous plan, agreement, Contract or instrument that can trigger any rights to acquire CE Franklin Shares or other securities of CE Franklin or rights, entitlements or privileges in favour of any Person upon the entering into of this Agreement.

(ss)         Disclosure. To the knowledge of CE Franklin, CE Franklin has not withheld from Purchaser any material information or documents concerning CE Franklin or its respective assets or liabilities during the course of Purchaser's review of CE Franklin and its assets.  No representation or warranty contained in this Agreement or other disclosure document provided or to be provided to Purchaser by CE Franklin pursuant to this Agreement contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.

Schedule 5.1(a)(i)

CE Franklin Shareholder Support Agreement (Officer and Director)

SUPPORT AGREEMENT
[Director and Officer Form]

THIS AGREEMENT is dated as of May ___, 2012.

BETWEEN:

THE PERSON SET FORTH ON THE SIGNATURE PAGE OF THIS AGREEMENT AS SHAREHOLDER

(the "Shareholder")

AND

NOCL HOLDING B.V., a corporation existing under the laws of the Netherlands

("Purchaser")

WHEREAS CE Franklin Ltd. ("Targetco"), Purchaser and NOV Distribution Services ULC ("Acquisitionco") have entered into an agreement dated the date hereof (as in force on the date hereof, the "Arrangement Agreement") providing for a plan of arrangement (the "Arrangement") under the Business Corporations Act (Alberta) (the "ABCA"), pursuant to which, among other things, Purchaser will indirectly acquire all of the outstanding commons shares of Targetco for cash consideration of C$12.75 for each common share of Targetco;

AND WHEREAS Targetco is required to obtain approval of the Arrangement from the holders of common shares (the "Targetco Shares") in the capital of Targetco at a meeting of Targetco shareholders;

AND WHEREAS the entering into of the Arrangement Agreement by the Purchaser is subject to, among other things, the execution and delivery of this Agreement;

AND WHEREAS as of the date hereof, the Shareholder is, directly or indirectly, the beneficial owner of or exercises control or direction over the number of Targetco Shares ("Subject Shares"), options to acquire Targetco Shares ("Subject Options"), Targetco deferred share units ("Subject DSUs"), Targetco restricted share units ("Subject RSUs"), and Targetco performance share units ("Subject PSUs") set forth on the execution page hereof (collectively, the Subject Shares, Subject Options, Subject DSUs, Subject RSUs and Subject PSUs are referred to herein as the "Subject Securities");

AND WHEREAS Purchaser has requested that the Shareholder enter into this Agreement with respect to the Subject Securities;

AND WHEREAS this Agreement sets out the terms and conditions of the agreement of the Shareholder to support the Arrangement and to vote the Subject Shares in favour of the Arrangement;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the sum of $1.00 paid by each of the parties hereto to the other, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows.

1.
Representations of the Shareholder.  The Shareholder hereby represents and warrants to the Purchaser and acknowledges that the Purchaser is relying upon such representations and warranties in entering into this Agreement and the Arrangement Agreement, that, as of the date hereof:

(a)
it is the beneficial owner of or exercises control or direction over the Subject Securities and other than the Subject Securities does not beneficially own, directly or indirectly, or exercise control or direction over any other Targetco Shares or other securities of Targetco;

(b)	the Subject Securities are not subject to any voting agreement (other than this Agreement); and

(c)	it has full power and authority to make, enter into and carry out the terms of this Agreement.

2.
Covenants of Shareholder.  From the date hereof until this Agreement is terminated in accordance with its terms, the Shareholder hereby agrees that, except for all such actions which are otherwise permitted hereunder, it shall:

(a)
at the Targetco Shareholders' Meeting (as such term is defined in the Arrangement Agreement), vote (or cause to be voted) either in person or by proxy all voting rights attached to the Subject Shares entitled to be voted at the Meeting and any other Targetco Shares ("Additional Shares") that the Shareholder acquires beneficial ownership of, or exercises control or direction over, after the date hereof, including, without limitation, as a result of the exercise, conversion or exchange of the Subject Securities (other than Targetco Shares):

(i)	in favour of the Arrangement Resolution (as such term is defined in the Arrangement Agreement);

(ii)	in favour of any action required to complete the Arrangement or required in furtherance of the actions contemplated thereby; and

(iii)	against any proposed action by Targetco or any other party the result of which would be reasonably expected to impede, interfere with or delay the completion of the Arrangement;

(b)
not, directly or indirectly, exercise any securityholder rights or remedies available to the Shareholder, whether arising under statute, at common law or otherwise, to impede, frustrate, nullify, prevent, hinder, delay, upset or challenge the Arrangement;

(c)
not, directly or indirectly, take any action of any kind which would reasonably be expected to reduce the likelihood of, or interfere with, the completion of the Arrangement, including, without limitation, not, directly or indirectly, supporting or voting in favour of any Acquisition Proposal (as defined in the Arrangement Agreement) or tendering any of the Subject Securities or any Additional Shares under any Acquisition Proposal;

(d)	not, directly or indirectly, exercise any dissent or appraisal rights or any similar rights available to the Shareholder in respect of the Arrangement; and

(e)
other than (i) in connection with the performance of its obligations hereunder, or (ii) a Transfer (as defined below) to a company under control of the Shareholder (in which event the transferee shall agree to be bound by the terms hereof), not sell, assign, exchange, transfer, convey, encumber, hypothecate, pledge, grant a security interest in, option or otherwise convey or dispose of (including by gift) (collectively, "Transfer") any Subject Securities or any Additional Shares or enter into any agreement, contract, commitment, option or other arrangement with respect to the Transfer of any of its Subject Securities or Additional Shares to any person, or enter into any voting arrangement, whether by granting any proxy or other right to vote its Subject Securities or any Additional Shares, voting agreement, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind as to its Subject Securities or any Additional Shares, and agrees not to commit or agree to take any of the foregoing actions.

3.
Control over Corporation or Trust.  If any of the Subject Securities or any Additional Shares are held through a corporation or trust over which the Shareholder has control, within the meaning of the Securities Act (Alberta) (either alone or in conjunction with any other person), the Shareholder shall act, vote and exercise its power and authority to ensure that this Agreement is complied with by such corporation or trust.

4.
Covenants, Representations and Warranties of Purchaser.  Purchaser represents and warrants that it is duly authorized to execute and deliver this Agreement and this Agreement is a valid and binding agreement enforceable by the Shareholder in accordance with its terms, subject to the usual exceptions as to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and the availability of equitable remedies.  Purchaser further represents and warrants that the execution and delivery of this Agreement and the fulfilment of the terms hereof by Purchaser does not and will not result in a breach of any agreement or instrument to which it is a party or by which it is contractually bound.

5.	No Limit On Fiduciary Duty. Nothing contained in this Agreement will:

(a)	Restrict, limit or prohibit the Shareholder from exercising (in his capacity as a director or officer) his fiduciary duties to Targetco under applicable law; or

(b)
Require the Shareholder, in his capacity as an officer of Targetco, if applicable, to take any action in contravention of, or omit to take any action pursuant to, or otherwise take or refrain from taking any actions which are inconsistent with instructions or directions of Targetco's board of directors undertaken in the exercise of their fiduciary duties.

6.
Termination.  Unless otherwise provided for herein, this Agreement and the parties' rights and obligations hereunder shall terminate and be of no further force or effect, and there shall be no obligation or further liability on the part of the Shareholder or the Purchaser hereunder, upon the earlier of: (i) the mutual written consent of the Purchaser and the Shareholder; (ii) without any further action by the Shareholder or the Purchaser, the Effective Time (as defined in the Arrangement Agreement); (iii) the time at which the Arrangement Agreement is terminated in accordance with its terms; (iv) the time at which the Arrangement Agreement is amended, modified or waived without the prior written consent of the Shareholder, which amendment, modification or waiver would (A) impose additional conditions to completion of the Arrangement, (B) change the amount or form of consideration per Targetco Share pursuant to the Arrangement (other than to increase the total consideration per Targetco Share or add additional consideration), (C) delay the completion of the Arrangement or (D) otherwise be adverse to the Shareholder, or (v) the time at which the board of directors of Targetco withdraws, amends, modifies or qualifies, in a manner adverse to Purchaser, its recommendation that shareholders of Targetco vote in favour of the Arrangement Resolution.  Either party may terminate this Agreement by notice to the other if the other party has not complied in all material respects with its covenants herein or if any of the representations and warranties of the other party herein is untrue or inaccurate in any material respect.  No termination of this Agreement shall relieve any party hereto from any liability for any breach of this Agreement prior to such termination.

7.
Specific Performance.  Each party acknowledges that it may not be possible to measure in money the damage to the other party if it fails to comply with any of its obligations under this Agreement, that every such obligation may be material and that, in the event of any such failure, the other party may not have an adequate remedy at law or in damages, and accordingly, each party agrees that the issuance of an injunction or other equitable remedy may be the appropriate remedy for any such failure.

8.	Successors and Assigns. This Agreement and all obligations of the parties hereunder shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and assigns.  This agreement may not be assigned by either party without the prior written consent of the other party.

9.
Entire Agreement.  This Agreement supersedes all prior agreements between the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof.  This Agreement may not be modified or waived, except expressly by an instrument in writing signed by all the parties hereto.  No waiver of any provision hereof by any party shall be deemed a waiver by any other party nor shall any such waiver be deemed a continuing wavier of any matter by such party.

10.
Notice.  Any notice or other communication required or contemplated under this Agreement to be given by one party to the other shall be delivered, telecopied or mailed by prepaid registered post to the party to receive same at the undernoted address, namely:

if to the Shareholder, at the address set forth on the signature page of this Agreement; and

if to Purchaser:

NOCL Holding B.V.
7909 Parkwood Circle Dr
Houston, TX 77036
USA

Attention:	General Counsel
Telephone:	713-346-7550
Facsimile:	713-346-7995

with a copy to:

Fraser Milner Casgrain LLP
15th Floor, Bankers Court
850 – 2nd Street SW
Calgary, Alberta, Canada  T2P 0R8
Attention:	Toby Allan
Facsimile:	403-268-3100

Any notice delivered or telecopied shall be deemed to have been given and received on the business day next following the date of delivery or telecopying, as the case may be.  Any notice mailed as aforesaid shall be deemed to have been given and received on the third business day following the date it is posted, provided that if between the time of mailing and actual receipt of the notice there shall be a mail strike, slow-down or other labour dispute which might affect delivery of the notice by mail, then the notice shall be effective only if actually delivered.

11.
Further Assurances.  Each of the parties hereto agrees to execute such further and other deeds, documents and assurances and do such further and other acts as may be necessary to carry out the true intent and meaning of this Agreement fully and effectually.

12.
Severability.  Each of the covenants, provisions, sections, subsections and other subdivisions hereof is severable from every other covenant, provision, section, subsection and subdivision and the invalidity or unenforceability of any one or more covenants, provisions, sections, subsections and other subdivisions hereof shall not affect the validity or enforceability of the remaining covenants, provisions, sections, subsections or subdivisions hereof.

13.
Disclosure.  The parties acknowledge and agree that (a) a copy of this Agreement may be provided to Targetco, (b) the terms of this Agreement may be publicly disclosed pursuant to the press release announcing the Arrangement and pursuant to applicable securities law filings of the parties or Targetco and (c) this Agreement may be filed with applicable securities law filings.

Each party, to the extent that such party is responsible for the press release or filing, shall ensure that the description of this Agreement in such press release or filing is accurate.

14.	Miscellaneous.

(a)	This Agreement shall be construed in accordance with the laws of Alberta and the parties hereto agree to attorn to the jurisdiction of the courts thereof.

(b)
This Agreement may be executed in one or more counterparts and delivered by facsimile, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

(c)	All section headings herein are for convenience of reference only and are not part of this Agreement and no construction or interference shall be derived there from.

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first above written.

NOCL HOLDING B.V.

Per:

- Shareholder execution page follows -

(Signature of Shareholder)	(Signature of Witness)

(Print Name of Shareholder)

Subject Shares	Address of Shareholder:

Subject Options

Subject DSUs

Subject RSUs

Subject PSUs

Schedule 5.1(a)(ii)

CE Franklin Shareholder Support Agreement (other CE Franklin Shareholders)

SUPPORT AGREEMENT
[Non-Management Shareholder Form]

THIS AGREEMENT is dated as of May ___, 2012.

BETWEEN:

THE PERSON SET FORTH ON THE SIGNATURE PAGE OF THIS AGREEMENT AS SHAREHOLDER

(the "Shareholder")

AND

NOCL HOLDING B.V., a corporation existing under the laws of the Netherlands

("Purchaser")

WHEREAS CE Franklin Ltd. ("Targetco"), Purchaser and NOV Distribution Services ULC ("Acquisitionco") have entered into an agreement dated the date hereof (as in force on the date hereof, the "Arrangement Agreement") providing for a plan of arrangement (the "Arrangement") under the Business Corporations Act (Alberta) (the "ABCA"), pursuant to which, among other things, Purchaser will indirectly acquire all of the outstanding commons shares of Targetco for cash consideration of C$12.75 for each common share of Targetco;

AND WHEREAS Targetco is required to obtain approval of the Arrangement from the holders of common shares (the "Targetco Shares") in the capital of Targetco at a meeting of Targetco shareholders;

AND WHEREAS the entering into of the Arrangement Agreement by the Purchaser is subject to, among other things, the execution and delivery of this Agreement;

AND WHEREAS as of the date hereof, the Shareholder is, directly or indirectly, the beneficial owner of or exercises control or direction over the number of Targetco Shares ("Subject Shares") set forth on the execution page hereof;

AND WHEREAS Purchaser has requested that the Shareholder enter into this Agreement with respect to the Subject Shares;

AND WHEREAS this Agreement sets out the terms and conditions of the agreement of the Shareholder to support the Arrangement and to vote the Subject Shares in favour of the Arrangement;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the sum of $1.00 paid by each of the parties hereto to the other, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows.

1.
Representations of the Shareholder.  The Shareholder hereby represents and warrants to the Purchaser and acknowledges that the Purchaser is relying upon such representations and warranties in entering into this Agreement and the Arrangement Agreement, that, as of the date hereof:

(a)
it is the beneficial owner of or exercises control or direction over the Subject Shares and  does not beneficially own, directly or indirectly, or exercise control or direction over any other Targetco Shares or other securities of Targetco;

(b)	the Subject Shares are not subject to any voting agreement (other than this Agreement); and

(c)	it has full power and authority to make, enter into and carry out the terms of this Agreement.

2.
Covenants of Shareholder.  From the date hereof until this Agreement is terminated in accordance with its terms, the Shareholder hereby agrees that, except for all such actions which are otherwise permitted hereunder, it shall:

(a)
at the Targetco Shareholders' Meeting (as such term is defined in the Arrangement Agreement), vote (or cause to be voted) either in person or by proxy all voting rights attached to the Subject Shares entitled to be voted at the Meeting:

(i)	in favour of the Arrangement Resolution (as such term is defined in the Arrangement Agreement);

(ii)	in favour of any action required to complete the Arrangement or required in furtherance of the actions contemplated thereby; and

(iii)	against any proposed action by Targetco or any other party the result of which would be reasonably expected to impede, interfere with or delay the completion of the Arrangement;

(b)
not, directly or indirectly, exercise any securityholder rights or remedies available to the Shareholder, whether arising under statute, at common law or otherwise, to impede, frustrate, nullify, prevent, hinder, delay, upset or challenge the Arrangement;

(c)
not, directly or indirectly, take any action of any kind which would reasonably be expected to reduce the likelihood of, or interfere with, the completion of the Arrangement, including, without limitation, not, directly or indirectly, supporting or voting in favour of any Acquisition Proposal (as defined in the Arrangement Agreement) or tendering any of the Subject Shares under any Acquisition Proposal;

(d)	not, directly or indirectly, exercise any dissent or appraisal rights or any similar rights available to the Shareholder in respect of the Arrangement; and

(e)
other than (i) in connection with the performance of its obligations hereunder, or (ii) a Transfers to a company under common control with the Shareholder (in which event the transferee shall agree to be bound by the terms hereof), not sell, assign, exchange, transfer, convey, encumber, hypothecate, pledge, grant a security interest in, option or otherwise convey or dispose of (including by gift) (collectively, "Transfer") any Subject  Shares or enter into any agreement, contract, commitment, option or other arrangement with respect to the Transfer of any of its Subject Shares to any person, or enter into any voting arrangement, whether by granting any proxy or other right to vote its Subject Shares, voting agreement, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind as to its Subject Shares, and agrees not to commit or agree to take any of the foregoing actions.

3.
Control over Corporation or Trust.  If any of the Subject Shares are held through a corporation or trust over which the Shareholder has control, within the meaning of the Securities Act (Alberta) (either alone or in conjunction with any other person), the Shareholder shall act, vote and exercise its power and authority to ensure that this Agreement is complied with by such corporation or trust.

4.
Covenants, Representations and Warranties of Purchaser.  Purchaser represents and warrants that it is duly authorized to execute and deliver this Agreement and this Agreement is a valid and binding agreement enforceable by the Shareholder in accordance with its terms, subject to the usual exceptions as to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and the availability of equitable remedies.  Purchaser further represents and warrants that the execution and delivery of this Agreement and the fulfilment of the terms hereof by Purchaser does not and will not result in a breach of any agreement or instrument to which it is a party or by which it is contractually bound.

5.
Termination.  Unless otherwise provided for herein, this Agreement and the parties' rights and obligations hereunder shall terminate and be of no further force or effect, and there shall be no obligation or further liability on the part of the Shareholder or the Purchaser hereunder, upon the earlier of: (i) the mutual written consent of the Purchaser and the Shareholder; (ii) without any further action by the Shareholder or the Purchaser, the Effective Time (as defined in the Arrangement Agreement); (iii) the time at which the Arrangement Agreement is terminated in accordance with its terms; (iv) the time at which the Arrangement Agreement is amended, modified or waived without the prior written consent of the Shareholder, which amendment, modification or waiver would (A) impose additional conditions to completion of the Arrangement, (B) change the amount or form of consideration per Targetco Share pursuant to the Arrangement (other than to increase the total consideration per Targetco Share or add additional consideration), (C) delay the completion of the Arrangement or (D) otherwise be adverse to the Shareholder, or (v) the time at which the board of directors of Targetco withdraws, amends, modifies or qualifies, in a manner adverse to Purchaser, its recommendation that shareholders of Targetco vote in favour of the Arrangement Resolution.  Either party may terminate this Agreement by notice to the other if the other party has not complied in all material respects with its covenants herein or if any of the representations and warranties of the other party herein is untrue or inaccurate in any material respect.  No termination of this Agreement shall relieve any party hereto from any liability for any breach of this Agreement prior to such termination.

6.
Specific Performance.  Each party acknowledges that it may not be possible to measure in money the damage to the other party if it fails to comply with any of its obligations under this Agreement, that every such obligation may be material and that, in the event of any such failure, the other party may not have an adequate remedy at law or in damages, and accordingly, each party agrees that the issuance of an injunction or other equitable remedy may be the appropriate remedy for any such failure.

7.
Successors and Assigns.  This Agreement and all obligations of the parties hereunder shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and assigns.  This agreement may not be assigned by either party without the prior written consent of the other party.

8.
Entire Agreement.  This Agreement supersedes all prior agreements between the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof.  This Agreement may not be modified or waived, except expressly by an instrument in writing signed by all the parties hereto.  No waiver of any provision hereof by any party shall be deemed a waiver by any other party nor shall any such waiver be deemed a continuing wavier of any matter by such party.

9.
Notice.  Any notice or other communication required or contemplated under this Agreement to be given by one party to the other shall be delivered, telecopied or mailed by prepaid registered post to the party to receive same at the undernoted address, namely:

if to the Shareholder, at the address set forth on the signature page of this Agreement; and

if to Purchaser:

NOCL Holding B.V.
7909 Parkwood Circle Dr
Houston, TX 77036
USA

Attention:	General Counsel
Telephone:	713-346-7550
Facsimile:	713-346-7995

with a copy to:

Fraser Milner Casgrain LLP
15th Floor, Bankers Court
850 – 2nd Street SW
Calgary, Alberta, Canada  T2P 0R8
Attention:	Toby Allan
Facsimile:	403-268-3100

Any notice delivered or telecopied shall be deemed to have been given and received on the business day next following the date of delivery or telecopying, as the case may be.  Any notice mailed as aforesaid shall be deemed to have been given and received on the third business day following the date it is posted, provided that if between the time of mailing and actual receipt of the notice there shall be a mail strike, slow-down or other labour dispute which might affect delivery of the notice by mail, then the notice shall be effective only if actually delivered.

10.
Further Assurances.  Each of the parties hereto agrees to execute such further and other deeds, documents and assurances and do such further and other acts as may be necessary to carry out the true intent and meaning of this Agreement fully and effectually.

11.
Severability.  Each of the covenants, provisions, sections, subsections and other subdivisions hereof is severable from every other covenant, provision, section, subsection and subdivision and the invalidity or unenforceability of any one or more covenants, provisions, sections, subsections and other subdivisions hereof shall not affect the validity or enforceability of the remaining covenants, provisions, sections, subsections or subdivisions hereof.

12.
Disclosure.  The parties acknowledge and agree that (a) a copy of this Agreement may be provided to Targetco, (b) the terms of this Agreement may be publicly disclosed pursuant to the press release announcing the Arrangement and pursuant to applicable securities law filings of the parties or Targetco and (c) this Agreement may be filed with applicable securities law filings.  Each party, to the extent that such party is responsible for the press release or filing, shall ensure that the description of this Agreement in such press release or filing is accurate

13.	Miscellaneous.

(a)	This Agreement shall be construed in accordance with the laws of Alberta and the parties hereto agree to attorn to the jurisdiction of the courts thereof.

(b)
This Agreement may be executed in one or more counterparts and delivered by facsimile, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

(c)	All section headings herein are for convenience of reference only and are not part of this Agreement and no construction or interference shall be derived there from.

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first above written.

NOCL HOLDING B.V.

Per:

- Shareholder execution page follows -

(Signature of Shareholder)	(Signature of Witness)

(Print Name of Shareholder)

Subject Shares	Address of Shareholder:

APPENDIX C
INTERIM ORDER

COURT FILE NUMBER	1201-07563	Clerk's Stamp

COURT	COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL CENTRE	CALGARY

APPLICANT	CE FRANKLIN LTD.

IN THE MATTER OF Section 193 of the Business
Corporations Act, R.S.A. 2000,
c. B-9, as amended

AND IN THE MATTER OF a proposed
arrangement involving CE Franklin Ltd., its
securityholders, NOCL Holding B.V. and NOV
Distribution Services ULC

DOCUMENT	INTERIM ORDER

ADDRESS FOR SERVICE AND CONTACT INFORMATION OF PARTY FILING THIS DOCUMENT	3700 Devon Tower 400 Third Avenue SW Calgary, Alberta T2P 4H2 Phone: 403-267-8140 Fax: 403-264-5973 Attention: Steven H. Leitl File No. 283904

DATE ON WHICH ORDER WAS PRONOUNCED:     Friday, June 15, 2012

NAME OF JUDGE WHO MADE THIS ORDER:   The Honourable Justice Eidsvik

UPON the application by Originating Application of CE Franklin Ltd. ("CEF") for an Order under Section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9 as amended (the "ABCA") in connection with a proposed arrangement under Section 193 of the ABCA (the "Arrangement") involving (i) CEF; (ii) the holders of common shares of CEF ("CEF Shares"), options of CEF ("CEF Options"), deferred share units of CEF ("CEF DSUs"), restricted share units of CEF ("CEF RSUs") and performance share units of CEF ("CEF PSUs") (collectively, the "CEF Securityholders"); (iii) NOV Distribution Services ULC ("Acquisitionco"); and (iv) NOCL Holding B.V. ("Purchaser");

AND UPON the application for an interim order giving direction for, among other things, the calling and holding of a meeting of the holders of CEF Shares ("CEF Shareholders") to consider and vote upon the proposed Arrangement;

AND UPON reading the said Originating Application and the Affidavit of Michael S. West, President and Chief Executive Officer of CEF, sworn June 14, 2012 (the "Affidavit") and the documents referred to therein;

AND UPON hearing counsel for CEF;

AND UPON noting that the Executive Director of the Alberta Securities Commission (the "Executive Director") has been served with notice of this application as required by subsection 193(8) of the ABCA and that the Executive Director neither consents to nor opposes this application;

FOR THE PURPOSES OF THIS ORDER:

(a)
all references to the "Arrangement" used herein means the arrangement proposed by CEF, as set forth in the plan of arrangement ("Plan of Arrangement") attached as Schedule 1.1(a) to the Arrangement Agreement dated May 30, 2012, as amended and restated on June 15, 2012, which is attached as Appendix B to the draft management information circular of CEF to be dated June 15, 2012 attached as Exhibit "A" to the Affidavit (the "Information Circular"); and

(b)
the capitalized terms not defined in this Order shall have the meanings attributed to them in the Glossary of Terms in the draft Information Circular, which begins at page 3 of the Information Circular.

IT IS HEREBY ORDERED AND DIRECTED THAT:

General

1.	The proposed course of action is an "arrangement" within the definition of the ABCA and CEF may proceed with the Arrangement.

2.	CEF shall seek approval of the Arrangement by the CEF Shareholders in the manner set forth below.

Meeting of the CEF Shareholders

3.	CEF shall call and conduct a special meeting of the CEF Shareholders (the "CEF Meeting") to be held on or about July 16, 2012 for the purpose of, among other things, considering and voting upon a special resolution approving the Arrangement, substantially in the form set forth in Appendix A to the Information Circular, and such other business described in the Information Circular and as may properly be brought before the CEF Meeting or any adjournment thereof, all as more particularly described in the Information Circular.

4.	Subject to the express provisions of this Order, the CEF Meeting shall be called and conducted in accordance with the articles and bylaws of CEF and the ABCA.

5.	The CEF Arrangement Resolution approving the Arrangement must be passed by the following majorities:

(a)	at least 66 ⅔% of the votes cast by all CEF Shareholders present in person or represented by proxy at the CEF Meeting, each CEF Shareholder being entitled to one vote for each CEF Share held; and

(b)
pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"), a majority of the votes cast by CEF Shareholders present in person or represented by proxy at the Meeting, each CEF Shareholder being entitled to one vote for each CEF Share held, excluding the votes attached to CEF Shares required to be excluded in determining minority approval of a business combination pursuant to MI 61-101.

6.
The record date for the CEF Meeting shall be the close of business on June 13, 2012 (the "Record Date").  Only CEF Shareholders whose names have been entered on the share register of CEF on the close of business on the Record Date will be entitled to receive notice of and to vote at the CEF Meeting, provided that, to the extent a CEF Shareholder transfers the ownership of any CEF Shares after the Record Date and the transferee of those securities establishes ownership of such securities and demands, not later than 10 days before the CEF Meeting, to be included in the list of CEF Shareholders eligible to vote at the CEF Meeting, such transferee will be entitled to vote those securities at the CEF Meeting.

7.
A quorum at the CEF Meeting shall be two persons either present in person or represented by proxy at the CEF Meeting and representing in the aggregate not less than 10% of the votes attached to outstanding CEF Shares.

Dissent Rights

8.	The registered CEF Shareholders are, subject to the provisions hereof and the Arrangement, accorded the right of dissent under Section 191 of the ABCA with respect to the Arrangement Resolution.

9.
In order for a registered holder of CEF Shares to exercise such rights of dissent, a written objection to the Arrangement Resolution must be received by CEF care of its counsel by 5:00 p.m. (Calgary time) on the second business day before the CEF Meeting and the CEF Shareholders exercising such rights of dissent must comply with the provisions of Section 191 of the ABCA, as modified hereby.  A registered holder of CEF Shares wishing to exercise rights of dissent may not have voted any of his or her CEF Shares in favour of the Arrangement Resolution, either by proxy or in person.

10.	The fair value of the CEF Shares shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the CEF Shareholders.

11.	To the extent the provisions of Section 191 of the ABCA are inconsistent with Article 4 of the Plan of Arrangement, the provisions of Article 4 shall apply.

12.
Notice to the CEF Shareholders of their right of dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the ABCA and the Arrangement, the fair value of their CEF Shares shall be good and sufficiently given by including information with respect thereto in the Information Circular to be sent to CEF Shareholders in accordance with paragraph 13 of this Order.

Notice of the CEF Meeting

13.
The Information Circular, substantially in the form set forth in Exhibit "A" to the Affidavit filed herein, with such amendments thereto as counsel for CEF may determine to be necessary or desirable (provided that such amendments are not inconsistent with the terms of this Order), shall be mailed by prepaid ordinary mail, at least 21 days prior to the date of the CEF Meeting, to the CEF Shareholders at the address for such holders as they appear in the records of CEF and to the directors and auditors of CEF.  In calculating the 21 day period, the date of mailing shall be included and the date of the CEF Meeting shall be excluded.

14.
The accidental omission to give notice of the CEF Meeting, or the non-receipt of such notice by one or more of the aforesaid persons, shall not invalidate any resolution passed or proceedings taken at the CEF Meeting.

15.
The mailing of the Information Circular in accordance with the provisions of this Order shall constitute good and sufficient service in respect of the Application upon all persons who are entitled to receive such notice pursuant to this Order and no other form of service need be made and no other material need be served on such persons in respect of these proceedings, and service of the Application and the Affidavit is dispensed with, except for service thereof on the Executive Director.

Adjournments and Postponements

16.
CEF, if it deems it to be advisable, may adjourn or postpone the CEF Meeting on one or more occasions and for such period(s) of time as CEF deems advisable, without the necessity of first convening such CEF Meeting or first obtaining any vote of CEF Shareholders respecting the adjournment or postponement, and notice of such adjournment or postponement shall be given by press release, newspaper advertisement or by such other method as determined to be the most appropriate method of communication by the board of directors of CEF (provided that such authorization shall not derogate from the rights of the other parties to the Arrangement Agreement).  If the CEF Meeting is adjourned or postponed in accordance with this Order, the references to the CEF Meeting in this Order shall be deemed to be the CEF Meeting as adjourned or postponed.

Amendments to the Plan of Arrangement

17.
CEF, Acquisitionco and Purchaser are authorized to make such amendments, revisions or supplements to the Plan of Arrangement as they may together determine necessary or desirable, provided that such amendments are made in accordance with and in the manner contemplated by the Plan of Arrangement.  The Arrangement as so amended, revised or supplemented shall be deemed to be the Arrangement submitted to the CEF Meeting and the subject of the Arrangement Resolution.

Final Application

18.
Subject to further Order of this Court and provided that the CEF Shareholders have approved the Arrangement in the manner prescribed hereby, CEF may proceed with an application for approval of the Arrangement and the Final Order on July 16, 2012 at 2:00 p.m. or so soon thereafter as counsel may be heard at the Calgary Courts Centre, Calgary, Alberta.  Subject to the Final Order, CEF, the CEF Securityholders, the EBP Trustee, the registrar and transfer agent of the CEF Shares, the Depositary, Acquisitionco and Purchaser will be bound by the Arrangement in accordance with its terms.

19.
Any CEF Securityholder or any other interested party desiring to appear and make submissions at the application for the Final Order on July 16, 2012 is required to file with this Court and serve upon CEF, on or before 12:00 p.m. (Calgary time) on July 11, 2012, a Notice of Intention to Appear including such party's address for service in the Province of Alberta and indicating whether such CEF Securityholder or other interested party intends to support or oppose the application or make submissions, together with any evidence or materials which such party intends to present to the Court.  Service of such notice on CEF shall be effected by service upon the solicitors for CEF, Norton Rose Canada LLP, 3700 Devon Tower, 400 Third Avenue S.W., Calgary, Alberta  T2P 4H2, Attention: Steven H. Leitl.

20.
In the event that the application for the Final Order approving the Arrangement on July 16, 2012 is adjourned, only those parties appearing before this Court for the final application shall have notice of the adjourned date.

21.	CEF is entitled at any time to seek leave to vary this Interim Order upon such terms and the giving of such notice as this Court may direct.

22.	The requirements of Rule 6.13 are waived.

(signed) "Justice Eidsvik"
Justice of the Court of Queen's Bench of Alberta

APPENDIX D
FAIRNESS OPINION

CIBC World Markets Inc. 9th Floor, Bankers Hall East 855 – 2nd Street S.W. Calgary AB T2P 4J7 Tel: 403 260-0500

May 30, 2012

The Board of Directors
of CE Franklin Ltd.
1800, 635 8 Ave SW
Calgary, AB T2P 3M3

To the Board of Directors:

CIBC World Markets Inc. (“CIBC”, “we” or “us”) understands that CE Franklin Ltd. (“CE Franklin” or the “Company”) is proposing to enter into an arrangement agreement (the “Arrangement Agreement”) with NOCL Holding B.V.(“NOCL”), NOV Distribution Services ULC (“Acquisitionco”) (NOCL and Acquisitionco each being a wholly owned subsidiary of National Oilwell Varco, Inc.), and DRECO Energy Services ULC providing for, among other things, the acquisition (the “Proposed Transaction”) by Acquisitionco of all of the outstanding common shares of the Company (the “Shares”).

We understand that pursuant to the Arrangement Agreement:

a)	the Proposed Transaction will be effected by way of a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) (the “Arrangement”);

b)	Acquisitionco will acquire each of the issued and outstanding Shares in consideration for $12.75 in cash per Share (the “Consideration”);

c)
the completion of the Proposed Transaction will be conditional upon, among other things, approval by at least two-thirds of the votes cast by the shareholders of the Company (the “Shareholders”) who are present in person or represented by proxy at the special meeting (the “Special Meeting”) of such securityholders and the approval of the Court of Queen’s Bench of Alberta;

d)
Schlumberger Limited (“Schlumberger”), and all of the members of the CE Franklin Board of Directors ("Board of Directors”) and CE Franklin’s executive officers, who collectively own approximately 57% of the issued and outstanding Shares, have agreed to vote their Shares in favour of the Proposed Transaction in accordance with the terms of the support agreements (the “Support Agreements”) entered into in respect of the Proposed Transaction; and

e)
the terms and conditions of the Proposed Transaction will be described in a management information circular of the Company and related documents (the “Circular”) that will be mailed to the Shareholders in connection with the Special Meeting.

Engagement of CIBC

By letter agreement effective as of February 22, 2012 (the “Engagement Agreement”), the Special Committee of the Board of Directors (the “Special Committee”) retained CIBC to act as financial advisor to the Special Committee in connection with the Proposed Transaction and any alternative transaction. Pursuant to the Engagement Agreement, the Special Committee has requested that we prepare and deliver to the Board of Directors our written opinion (the

“Opinion”) as to the fairness, from a financial point of view, of the Consideration to be received by Shareholders pursuant to the Arrangement.

CIBC will be paid a fee for rendering the Opinion and will be paid an additional fee that is contingent upon the completion of the Proposed Transaction or any alternative transaction in certain circumstances.  The Company has also agreed to reimburse CIBC for its reasonable out-of-pocket expenses and to indemnify CIBC and certain related parties in respect of certain liabilities that might arise out of our engagement.

Credentials of CIBC

CIBC is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of CIBC and the form and content herein have been approved for release by a committee of its managing directors and internal counsel, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

i.	a draft dated May 30, 2012 of the Arrangement Agreement;
ii.	draft Support Agreements dated May 30, 2012;
iii.	the interim report, including the comparative unaudited financial statements and management’s discussion and analysis, of CE Franklin for the quarter ended March 31, 2012;
iv.	the annual reports, including the comparative audited financial statements and management’s discussion and analysis, of CE Franklin for the fiscal years ended December 31, 2009, 2010 and 2011;
v.	the annual report on Form 20-F of CE Franklin for the fiscal years ended December 31, 2010 and 2011;
vi.	the management information circular of CE Franklin dated February 21, 2012 relating to the annual and special meeting of shareholders held on April 26, 2012;
vii.	certain internal financial, operational, corporate and other information with respect to CE Franklin, including internal operating and financial projections;
viii.	selected public market trading statistics and financial information of CE Franklin and other selected public oilfield services or distribution entities considered by us to be relevant;
ix.	selected financial statistics and relevant financial information with respect to relevant precedent transactions;
x.
selected relevant reports published by equity research analysts at various firms and industry sources regarding CE Franklin, the distribution, oilfield services or oil and gas industries and other public entities, to the extent deemed relevant by us;

xi.	a certificate addressed to us, dated as of the date hereof, from two senior officers of the Company, as to the completeness and accuracy of the Information (as defined below); and
xii.	such other information, analysis, investigations, and discussions as we considered necessary or appropriate in the circumstances.

In addition, we have participated in discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. We have also participated in discussions with Burnet, Duckworth & Palmer LLP and

Norton Rose Canada LLP, external legal counsel to the Special Committee and the Company, respectively, concerning the Proposed Transaction, the Arrangement Agreement and related matters.

Assumptions and Limitations

Our Opinion is subject to the assumptions, qualifications and limitations set forth below.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of any of the assets or securities of the Company, Acquisitionco or any of their respective affiliates and our Opinion should not be construed as such.

With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company or its affiliates or advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of the Company in connection with preparing this Opinion, and with your permission, we have assumed the accuracy and fair presentation of, and relied upon, the Company’s audited financial statements and the reports of the auditors thereon and the Company’s interim unaudited financial statements.

With respect to the historical financial data, operating and financial forecasts and budgets provided to us concerning the Company and relied upon in our financial analyses, we have assumed that they have been reasonably prepared on bases reflecting the reasonable assumptions, estimates and judgements of management of the Company, having regard to the Company’s business, plans, financial condition and prospects.

We have also assumed that all of the representations and warranties contained in the Arrangement Agreement are correct as of the date hereof and that the Proposed Transaction will be completed substantially in accordance with its terms and all applicable laws and that the Circular will disclose all material facts relating to the Proposed Transaction and will satisfy all applicable legal requirements.

The Company has represented to us, in a certificate of two senior officers of the Company dated the date hereof, among other things, that the information, data and other material (financial or otherwise) provided to us by or on behalf of the Company, including the written information and discussions concerning the Company referred to above under the heading “Scope of Review” (collectively, the “Information”), are complete and correct at the date the Information was provided to us and that, since the date on which the Information was provided to us, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its affiliates and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Proposed Transaction or the sufficiency of this letter for your purposes.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company as they are reflected in the Information and as they were represented to us in our discussions with management of the Company and its advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

The Opinion is being provided to the Board of Directors for its exclusive use only in considering the Proposed Transaction and may not be published, disclosed to any other person, relied upon by any other person, or used for any other purpose, without the prior written consent of CIBC.  Our Opinion is not intended to be and does not constitute a recommendation to the Board of Directors as to whether they should approve the Arrangement Agreement nor as a recommendation to any Shareholder as to how to vote or act at the Special Meeting or as an opinion concerning the trading price or value of any securities of the Company, Acquisitionco or any of their respective affiliates following the announcement or completion of the Proposed Transaction.

CIBC believes that its financial analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to carry out such could lead to undue emphasis on any particular factor or analysis.

The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date of this Opinion.

Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Consideration to be received by Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to Shareholders.

Yours very truly,

/s/ CIBC World Markets Inc.

APPENDIX E
SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

191(1)   Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b)	amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1)	amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1),

(c)	amalgamate with another corporation, otherwise than under section 184 or 187,

(d)	be continued under the laws of another jurisdiction under section 189, or

(e)	sell, lease or exchange all or substantially all its property under section 190.

(2)        A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)        In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4)        A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)        A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)	at or before any meeting of shareholders at which the resolution is to be voted on, or

(b)
if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

(6)        An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a)	by the corporation, or

(b)	by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(7)        If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8)        Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)	at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b)	within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9)        Every offer made under subsection (7) shall

(a)	be made on the same terms, and

(b)	contain or be accompanied with a statement showing how the fair value was determined.

(10)      A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11)      A dissenting shareholder

(a)	is not required to give security for costs in respect of an application under subsection (6), and

(b)	except in special circumstances must not be required to pay the costs of the application or appraisal.

(12)      In connection with an application under subsection (6), the Court may give directions for

(a)
joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b)	the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c)	the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d)	the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e)	the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f)	the service of documents, and

(g)	the burden of proof on the parties.

(13)      On an application under subsection (6), the Court shall make an order

(a)	fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b)	giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

(c)	fixing the time within which the corporation must pay that amount to a shareholder, and

(d)	fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14)      On

(a)	the action approved by the resolution from which the shareholder dissents becoming effective,

(b)
the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c)	the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15)      Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16)      Until one of the events mentioned in subsection (14) occurs,

(a)	the shareholder may withdraw the shareholder's dissent, or

(b)	the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17)      The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)      If subsection (20) applies, the corporation shall, within 10 days after

(a)	the pronouncement of an order under subsection (13), or

(b)	the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)      Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20)      A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b)	the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.

Offices of the Depositary

Inquiries:

COMPUTERSHARE INVESTOR SERVICES INC.

Toll Free (North America): 1-800-564-6253
E-Mail: corporateactions@computershare.com
Website: www.computershare.com

By Mail:

Computershare Investor Services Inc.
P.O. Box 7021, 31 Adelaide St E
Toronto, ON M5C 3H2

Attention: Corporate Actions

By Hand, by Courier or by Registered Mail:

Calgary	Toronto

Computershare Investor Services Inc.	Computershare Investor Services Inc.
Suite 600, 530 8th Avenue S.W.	9th Floor, 100 University Avenue
Calgary, Alberta T2P 3S8	Toronto, Ontario M5J 2Y1

Attention: Corporate Actions	Attention: Corporate Actions

Any questions and requests for assistance may be directed by CEF Shareholders to the
Depositary
at the telephone number and locations set out above.